As submitted confidentially to the Securities and Exchange Commission on September 23, 2022 pursuant to the Jumpstart Our Business Startups Act. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mangoceuticals, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Texas	8099	87-3841292
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4131 N. Central Expressway, Suite 900
Dallas, Texas 75204

(214) 938-1217

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jacob D. Cohen

Chief Executive Officer

Mangoceuticals, Inc.

4131 N. Central Expressway, Suite 900
Dallas, Texas 75204

(833) 626-4679

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent For Service)

Copies to:

David M. Loev, Esq.	Spencer G. Feldman, Esq.
John S. Gillies, Esq.	Olshan Frome Wolosky LLP
The Loev Law Firm, PC	1325 Avenue of the Americas
6300 West Loop South, Suite 280	15th Floor
Bellaire, Texas 77401	New York, New York 10019
Telephone: (713) 524-4110	Telephone: (212) 451-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the public offering of [__________] shares of common stock of the registrant (not including shares of common stock issuable upon exercise of the underwriters’ over-allotment option) (the “Public Offering Prospectus”) through the underwriters named on the cover page of the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the resale by the selling shareholders set forth therein of 4,726,070 shares of common stock of the registrant (the “Resale Prospectus”).

The Resale Prospectus is substantially identical to the Public Offering Prospectus, except for the following principal items:

●	they contain different front cover pages and back cover pages;

●	all references in the Public Offering Prospectus to “this offering” or “this initial public offering” will be changed to “our initial public offering” and/or “the IPO,” defined as the underwritten initial public offering of our common stock, in the Resale Prospectus;

●	all references in the Public Offering Prospectus to “underwriters” will be changed to “underwriters of the IPO” in the Resale Prospectus;

●	they contain different “The Offering” sections;

●	the Resale Prospectus includes a separate “Private Placement Offering” section;

●	the section “Shares Eligible For Future Sale—Selling Shareholder Resale Prospectus” from the Public Offering Prospectus is deleted from the Resale Prospectus;

●	the “Underwriting” section from the Public Offering Prospectus is deleted from the Resale Prospectus and a “Plan of Distribution” section is inserted in its place;

●	the “Capitalization” and “Dilution” sections are deleted from the Resale Prospectus;

●	a “Selling Shareholders” section is included in the Resale Prospectus; and

●	the “Legal Matters” section in the Resale Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the outside back cover page of the Public Offering Prospectus, which we refer to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the registrant. The Resale Prospectus will be substantially identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling shareholders (it being understood that none of the shares being registered for resale by the selling shareholders in the Resale Prospectus may be sold prior to the closing of our initial public offering under the Public Offering Prospectus, and only then in compliance with applicable laws, rules and regulations).

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities nor may we accept offers to buy these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED SEPTEMBER [●], 2022

$

Mangoceuticals, Inc.

                Shares of Common Stock

This is a firm commitment initial public offering of shares of common stock of Mangoceuticals, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $        and $         and the number of shares offered hereby is based upon an assumed offering price of $         per share, the midpoint of such estimated range. We intend to list the common stock for trading on The Nasdaq Capital Market under the symbol “[●].” If our common stock is not approved for listing on The Nasdaq Capital Market, we will not consummate this offering.

After completion of this offering, Cohen Enterprises, Inc., our largest single shareholder controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, will continue to own approximately __% of our outstanding common stock. We are a “controlled company” as defined under Nasdaq Marketplace Rules and are eligible for certain exemptions from these rules, though we do not intend to rely on any such exemptions. See “Risk Factors – Jacob D. Cohen, our Chairman and Chief Executive Officer, beneficially owns greater than 50% of our outstanding common stock. . .” for more information.

At the same time as the offering set forth in this prospectus (the “Public Offering Prospectus”), we are registering the resale of 4,726,070 shares of common stock, consisting of 3,015,500 outstanding shares of common stock and 1,710,570 shares of common stock issuable upon the exercise of warrants to purchase common stock (the “Resale Prospectus”), under a separate prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Please refer to the section entitled “Underwriting” for additional information regarding total underwriter compensation. We have agreed to pay the representative of the underwriters a non-accountable expense allowance equal to 1% of gross proceeds and reimburse the representative of the underwriters for its reasonable out-of-pocket expenses, including legal fees, up to $[●].

We have granted the underwriters an option for a period of 45 days after the date of this prospectus to purchase up to 15% of the total number of our shares of common stock to be offered by us pursuant to this offering (excluding shares of common stock subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions.

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth under “Risk Factors,” beginning on page 11 of this prospectus before you make your decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Underwriter expects to deliver the shares of common stock against payment as set forth under “Underwriting,” on or about [   ], 2022.

Boustead Securities, LLC

The date of this prospectus is        , 2022

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Glossary of Industry Terms

The following are abbreviations, acronyms and definitions of certain terms used in this document, which are commonly used in our industry:

“API” means active pharmaceutical ingredients.

“cGMP” means current good manufacturing practice regulations promulgated by the FDA under the authority of the FFDCA. These regulations, which have the force of law, require that manufacturers, processors, and packagers of drugs, medical devices, some food, and blood take proactive steps to ensure that their products are safe, pure, and effective.

“FFDCA” means the Federal Food, Drug and Cosmetic Act, which is a set of U.S. laws passed by Congress in 1938 giving authority to the FDA to oversee the safety of food, drugs, medical devices, and cosmetics.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, which has the goal of making it easier for people to keep health insurance, protect the confidentiality and security of healthcare information and help the healthcare industry control administrative costs.

“HITECH” means the Health Information Technology for Economic and Clinical Health Act.

“Individually identifiable health information” is defined by HIPPA to mean information that is a subset of health information, including demographic information collected from an individual, and: (1) is created or received by a health care provider, health plan, employer, or health care clearinghouse; and (2) relates to the past, present, or future physical or mental health or condition of an individual; the provision of health care to an individual; or the past, present, or future payment for the provision of health care to an individual; and (a) that identifies the individual; or (b) with respect to which there is reasonable basis to believe the information can be used to identify the individual.

“NCPDP” means the National Council for Prescription Drug Programs, which is an American National Standards Institute accredited, standards development organization providing healthcare solutions.

“NPI” means National Provider Identifier, which is a Health Insurance Portability and Accountability Act (HIPAA) Administrative Simplification Standard. The NPI is a unique identification number for covered health care providers.

“PII” means personal identifiable information.

“TSBP” means The Texas State Board of Pharmacy, which is the state agency responsible for the licensing/registration of Texas pharmacists, pharmacy technicians, and pharmacies; for establishing regulations for pharmacy practice; and for disciplining licensees and registrants.

“URAC” means the Utilization Review Accreditation Commission, which is a review accreditation commission which offer health organizations an opportunity to have trained reviewers examine their operations and publicly ensure they are delivering care in a manner consistent with national standards.

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About This Prospectus

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

For investors outside the United States: We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Our logo and some of our trademarks and tradenames are used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of others. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, ™ and SM symbols. References to our trademarks, tradenames and service marks are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensors if any, nor that respective owners to other intellectual property rights will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” beginning on page 11 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates. Some market and other data included herein, as well as the data of competitors as they relate to Mangoceuticals, Inc., is also based on our good faith estimates.

Unless the context otherwise requires, references in this prospectus to “we,” “us,” “our,” the “Company,” and “Mangoceuticals” refer to Mangoceuticals, Inc.

iii

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section, our historical financial statements and the notes thereto, each included elsewhere in this prospectus.

Overview

We have developed a proprietary backend technology solution that will connect consumers to licensed healthcare professionals through our website at www.MangoRX.com (currently under construction) for the provision of care via telehealth and will also provide access for customers to a licensed pharmacy for online fulfillment and distribution of medications that may be prescribed as part of a telehealth consultation. To date, we have developed what we believe is a go-to-market strategy inclusive of product development, operations, marketing and advertising; however, we have not yet produced any products and have generated no revenues to date.

We have identified men’s wellness telemedicine services and products as a growing sector in recent years and especially related to the areas of erectile dysfunction (“ED”) and hair loss products. We are currently in the process of developing and preparing to market a new and innovative brand of ED product under the brand name “Mango.” This product would be produced at a compounding pharmacy and would be available to patients on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. We expect that this product may deliver fast acting results through a combination of ingredients found in U.S. Food and Drug Administration (“FDA”)-approved drugs, including Tadalafil (the active ingredient in Cialis), Oxytocin and L-Arginine, an amino acid that is available as a dietary supplement. We currently anticipate using approximately $1.8 million of the net proceeds of this offering to finance the marketing and operational expenses associated with the planned launching of Mango in the fourth quarter of 2022. To date, we have designed certain product packaging for our Mango ED product, have engaged a pharmacy licensed in Texas to compound and ship our planned product and have entered into an agreement with a physician network which has agreed to provide us telemedicine services which are required in order for our customers to obtain prescriptions for our planned Mango product.

One of the reasons we believe that Mango may deliver fast acting results is that it has been formulated as a Rapid Dissolve Tablet (“RDT”) using a sublingual (applied under the tongue) delivery system to bypass the stomach and liver. We believe that this gives Mango a fast onset of action while providing users with a tasty mango flavor. Though the active ingredients that comprise our planned Mango product are meant to treat ED – an issue that according to a 2018 study published in The Journal of Sexual Medicine has been estimated to affect over one-third of today’s men’s population (with prevalence increasing with age) – we are also aiming to brand ourselves as a lifestyle company marketed to men seeking enhanced sexual vitality, performance, and overall mood and confidence. Mango is expected to be sold exclusively online via our website at www.MangoRX.com (currently under construction).

Our Customer Portal

We have developed a proprietary backend technology solution platform that will connect consumers to licensed healthcare professionals through our website at www.MangoRX.com (currently under construction) for the provision of care via telehealth and will also provide access for customers to our licensed pharmacy for online fulfillment and distribution of certain medications that may be prescribed as part of a telehealth consultation. Additional features to this backend technology solution allow for the creation and management of customer accounts whereby customers will have the ability to login, view and make changes to their respective accounts, including reviewing order history, tracking order shipments, requesting and ordering product refills and making other profile changes such as shipping address and payment changes.

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The backend technology solution will also house and manage all customer data providing us with additional key functionality, including to provide customer service and support and data analytics for various marketing initiatives and reporting functions.

Our Growth Strategy

Our growth strategy includes the following key initiatives:

Utilize a variety of marketing channels using data analytics to attract customers

We intend to market and advertise our Mango products on a variety of advertising mediums including social media, online search websites, television, radio, out-of-home, and other media channels, to the extent we are legally able to, and in compliance with applicable FDA rules and requirements; however, due to such rules and requirements, we expect that we will be extremely limited in the content of the claims and promotional statements that we will able to make regarding our products under applicable FDA regulations. We believe advertising in a diversified set of media channels will be important to prevent overreliance on any single channel and to maximize the exposure of our brand to our desired customers. We also intend to reach our customers through our own future social media accounts, press coverage and public relations, internally developed educational and lifestyle content, and through engagement of social media influencers, hired and paid celebrities and talent, and physical brand advertising campaigns and in each case subject to applicable rules and regulations, which are expected to significantly limit the content of such marketing materials. We believe that this overall strategy will drive significant customer traffic to our platform, including direct type-in traffic and organic online search traffic.

We also intend to utilize a marketing strategy focused on analytics and data. We are designing our internal systems to measure consumer behavior, including which types of consumers generate more revenue in their first purchase, generate more revenue over time, generate more gross profit from their purchases, and which types of consumers are most valuable over their lifetime. We also plan on measuring the effectiveness of our marketing budgets and the rate of return we generate from our marketing campaigns. We have retained and plan on using an outside marketing and advertising firm to assist management in identifying marketing and advertising campaigns, media purchases and mediums, and seeking to drive a sufficient rate of return from our marketing and advertising budgets.

Invest in our telemedicine platform to enable sales throughout the United States

We plan to utilize both a synchronous and asynchronous approach through our telemedicine platform, connecting customers through our platform and contracted physicians and pharmacy. An asynchronous visit allows a physician to verify the patient’s identity, demographics and collect the medical history online without needing to physically see or speak to the patient while a synchronous visit requires the doctor to either speak directly to the patient and/or see the patient either via video conference or in person. As discussed above, we initially plan to focus our sales in Texas, where our related party pharmacy is located, with the goal of eventually working with medical practitioners with licenses across all 50 states.

Provide subscription plans for recurring revenue and introduction of new products

We intend to provide our customers with an option to purchase our Mango products on a subscription basis. Subscription plans are expected to provide an easy and convenient way for customers to get ongoing treatment while simultaneously providing us with predictability through a recurring revenue stream.

For subscription plans, we expect that customers will be able to select a desired timeframe in which to receive products, which we expect will range from once every month to once every six months, depending on several factors. The customer will then be billed on a recurring basis based on the selected timeframe and specified quantity of product, which will be shipped after each billing from our pharmacy. Customers will be able to cancel subscriptions in between billing periods to stop receiving additional products and reactivate subscriptions. Our integrated technology platform is expected to allow us to efficiently serve customers from customer discovery, through the purchase of products on our website, to connecting customers with medical providers for telehealth consultations (through our physician network), to the fulfillment and delivery of orders (through our pharmacy), and finally through ongoing management by medical providers (also through our physician network). We expect that our platform will provide us cost advantages and efficiencies to offer customers affordable prices and generate increased revenues over time.

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We intend to launch new products over time and offer additional subscription-based offerings which we hope will result in growth in revenue through recurring revenue streams.

The Market for ED Products

According to a January 2022 report published by Verified Market Research, the Global Erectile Dysfunction Drugs Market size was valued at $3.63 billion in 2020, mainly due to the increase in patient awareness and the early adoption of sedentary lifestyle. Further, it is estimated that nearly 3-in-5 men questioned in the U.S. have suffered from erectile dysfunction, according to a survey reported in February 2022 by LetsGetChecked, a leading at-home health screening and insights company (based on research carried out by Opinium Research among 2,006 men in the U.S., 1,178 of whom had previously experienced erectile dysfunction, from February 7-10, 2020). According to that study, age isn’t that big a factor either, with 56% of men 18-34 years old being affected, compared to 63% of those over the age of 55. The study also determined that most men blame psychological factors for ED – with 41% blaming stress, 34% blaming having “too much on their mind,” and 31% believing it is performance anxiety.

Competition and Competitive Advantages

We plan to mainly compete with other companies offering men’s wellness products, including Hims & Hers Health, Inc. and Roman. With and with our planned Mango product, we will also be competing against much larger pharmaceutical companies which offer ED branded drugs like Viagra (Pfizer) and Cialis (marketed by Lilly ICOS LLC, a joint venture between Eli Lilly and Company and ICOS Corporation) and their generic forms. These companies have much greater resources than we do and well-known brand names.

Our future men’s wellness products will also likely need to compete against other traditional healthcare providers, pharmacies, and large retailers that sell non-prescription products.

We intend to compete against these competitors based on our branding, advertising, unique compounding, and fast acting product delivery systems (i.e., our planned Mango product is being designed to be taken sublingually, versus in pill form).

Regulatory Environment

We plan to produce and sell our planned products, including our planned Mango ED product under an exemption provided by Section 503A of the Federal Food, Drug, and Cosmetic Act (“FFDCA Act”). Section 503A describes the conditions under which compounded human drug products are exempt from the FFDCA Act sections on FDA approval, current good manufacturing practice (“cGMP”) requirements, and labeling with adequate directions for use. One of these conditions is that the drugs must be compounded based on the receipt of valid patient-specific prescriptions; another condition limits “copying” of FDA-approved products, which restricts compounding drugs that have the same active ingredients and route of administration as FDA-approved products that are commercially available. The FDA also prohibits any marketing or promotional statements that are “false or misleading in any particular,” including making any unsupported superiority claims against other products or the failure to disclose a material fact.

Compounded drugs, like our planned Mango product, are not FDA-approved. This means that the FDA does not verify the safety or effectiveness of such drugs. Instead, consumers rely on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. Compounded drugs also lack an FDA finding of manufacturing quality before such drugs are marketed.

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Our Pharmacy and Telehealth Providers

According to the American Medical Association, the corporate practice of medicine doctrine prohibits corporations from practicing medicine and from employing a physician to provide professional medical services. The corporate practice of medicine doctrine has been adopted by a majority of states in the United States and as a result, we have entered into a contractual arrangement with a third party (as discussed in further detail below), which has agreed to make available to us, healthcare professionals, to allow them to provide clinical services directly to our future customers via telehealth. We plan to integrate these healthcare professionals to allow for telehealth consultations and related services on our Mangoceuticals platform which has been developed and is complete. This platform will be the backbone of our business as it will connect consumers with both the medical provider and the pharmacy for fulfillment. It is also the system that we will use to create marketing funnels for outgoing marketing, customer management and support, and analytics for future sales.

We are waiting on the completion of certain variables before officially launching the platform. Such variables include: packaging (both material packaging and equipment for sealing), establishing shipping accounts with preferred vendors, and more importantly, establishing marketing and advertising content, as well as providing for additional time for our pharmacy to receive additional state licenses. We anticipate commencing the platform and seeking to generate revenues from the sale of products in the fourth quarter of 2022. Through our Physician Services Agreement with Doctegrity (as defined below), the healthcare professionals are responsible for the practice of medicine and control of the clinical decision-making.

Physician Services Agreement with Doctegrity

On August 1, 2022, we entered into a Physician Services Agreement (the “Physicians Agreement”) with BrighterMD, LLC dba Doctegrity (“Doctegrity”). Pursuant to the Physicians Agreement, Doctegrity, which provides online telemedicine technology services and provides access to independently contracted licensed physicians and providers, agreed to (a) arrange for the services of a physician or, where appropriate, a mid-level practitioner with delegated authority from a physician, licensed in the appropriate state the practice of medicine will take place, who will establish a physician/patient relationship with patients associated with the Company’s platform in accordance with the laws and regulations of the appropriate state(s) and also provide physician review and assessment and quality control of the Company’s or related brands’ advertising of services, medical questionnaires and related prescription requests; and (b) provide an asynchronous telehealth platform (and in certain cases, synchronous capabilities in certain U.S. states where and when available and applicable) which provides patient access to licensed physicians in the state from which the patient, who is participating under our platform, resides.

It is contemplated that Doctegrity will provide access to physicians through our telehealth platform, to our potential customers and such physicians will make a determination, in their sole discretion, as to whether or not to prescribe our products (initially our Mango ED product) to potential customers. If the physicians prescribe our Mango ED product, then the customers will pay us for our products. In turn, Epiq Scripts, LLC, pursuant to the Master Services Agreement discussed below, will be provided information on the customer and compounding of our product, will compound the product, and ship the product to customers using packaging and shipping materials which we supply.

Payment for services of Doctegrity under the Physicians Agreement is not contingent upon a prescription being written and we are required to pay Doctegrity for a per visit fee whether or not a physician, in such physician’s sole discretion, makes a medical decision, to write a prescription. We agreed to pay Doctegrity certain per visit technology fees per asynchronous and synchronous visit with our potential customers.

The Physicians Agreement has a term of one year subject to automatic one-year renewals unless and until terminated in accordance with the Physicians Agreement, including by either party with 90 days’ prior written notice with or without cause and for cause with ten days’ written notice.

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Master Services Agreement with Epiq Scripts

On September 1, 2022, and effective on August 30, 2022, we entered into a Master Services Agreement with Epiq Scripts, LLC (“Epiq Scripts”), which is 51%-owned by American International Holdings Corp (“American International”). Mr. Cohen, our Chairman and Chief Executive Officer, serves as the Chief Executive Officer and a director of, and has voting control over, American International. As discussed under “Company Information and Formation,” the Company was wholly-owned by American International until April 16, 2022, when control of the Company was sold to Cohen Enterprises, which is owned by Mr. Cohen.

Pursuant to the Master Services Agreement and a related statement of work (“SOW”), Epiq Scripts agreed to provide pharmacy and related services to the Company, the Company agreed to exclusively use Epiq Scripts as the provider of the Services (defined below) during the term of the agreement, so long as Epiq Scripts complies with the terms of the Master Services Agreement. The agreement also includes a 30-day right of first refusal for Epiq Scripts to provide pharmacy services for any new product that Mango may introduce during the term of the agreement.

Pursuant to the SOW, Epiq Scripts agreed to provide for the online fulfillment, specialty compounding, packaging, shipping, dispensing and distribution (collectively, the “Services”) of products sold exclusively via our website that may be prescribed as part of a telehealth consultation on our platform. Epiq Scripts also agreed to provide mail service pharmacy services to us on an exclusive basis during the term of the SOW.

We agreed to provide Epiq Scripts with all custom packaging materials, including but not limited to, individual sachet and/or blister packaging materials, outer box packaging, and any custom inserts and/or marketing information to accompany the prescription shipment, if any and to provide Epiq Scripts with quarterly sales forecasts to ensure Epiq Scripts has enough packaging materials on hand to cover a 90-day period. We agreed to pay for all direct shipping, delivery and related courier costs and to provide Epiq Scripts with direct access to any online accounts to access and generate shipping labels for the fulfillment and delivery of our products.

The SOW has a term through December 31, 2025, automatically renewable thereafter for successive one-year terms unless either party terminates the agreement at least 90 days before renewal thereof and the SOW is subject to the same termination rights of the parties as set forth in the Master Services Agreement (discussed below).

Pursuant to the SOW, we agreed to pay Epiq Scripts certain fixed rate fees for prescription fulfillment, processing and packaging (per prescription) and drug compounding (per pill), provided the per pill rate is reduced upon us exceeding 3,500 product packages per month.

Under the Master Services Agreement, we are solely responsible for billing and collecting funds from our customers and Epiq Scripts is paid out of funds that we actually collect.

We paid Epiq Scripts a total of $60,000 upon our entry into the Master Services Agreement, comprising $45,000 as a one-time non-refundable technology systems setup and implementation fee and $15,000 as an upfront retainer to be credited future products sales.

The Master Services Agreement has a term of five years, automatically renewable to additional one-year terms thereafter unless either party provides the other notice of termination at least 90 days prior to the date of automatic renewal. The Master Services Agreement can be terminated (i) upon breach of the agreement by the other party, subject to a 90-day cure right, (ii) if a party enters into bankruptcy or fails to pay its debts as they become due, or (iii) if Epiq Scripts becomes unable to perform the services covered by the Master Services Agreement and any statements of work associated therewith.

Epiq Scripts has filed with the Utilization Review Accreditation Commission (“URAC”) to obtain its pharmacy accreditation and has obtained its first state license in the State of Texas. It is in the process of applying for additional state licenses and plans to eventually obtain licenses in all 50 states by the first quarter of 2023, with some state licenses easier to obtain and quicker to obtain than others.

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As a result of the above, Epiq Scripts can currently only provide the Services to the Company in Texas, and the Company will be unable to sell its planned products to any customers in any states other than Texas until Epiq Scripts is able to obtain licenses in other states and will thereafter be limited to selling products to customers only in the states in which Epiq Scripts holds licenses.

Pre-IPO Bridge Financing

During August and September 2022, we undertook a private placement of units to accredited investors, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a price of $1.00 per unit. The warrants have a five-year term (from each closing date that units were sold) and an exercise price of $1.00 per share. If at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for the resale of the shares of common stock issuable upon exercise the warrants, the holder of the warrants may elect a cashless exercise of the warrants. Boustead Securities, LLC, the underwriter of this offering, served as the placement agent in connection with the private placement. In total, we sold an aggregate of 1,500,500 units for $1,500,500 to 19 accredited investors between August 16, 2022 and September 20, 2022, pursuant to Regulation D under the Securities Act of 1933.

Novel Coronavirus (“COVID-19”)

Although COVID-19 has had a major impact on businesses around the world, to date, due to our limited operations, we have not experienced any negative impacts from COVID-19; however, the full extent to which COVID-19 will ultimately impact us depends on future unknowable developments, including the duration and spread of the virus, as well as potential new seasonal outbreaks, the efficacy of vaccines, and the willingness of individuals to take such vaccines, all of which are uncertain and cannot be predicted.

Selected Risks Associated with Our Company

Our business is subject to numerous risks and uncertainties, including those in the section entitled “Risk Factors” and elsewhere in this prospectus. These risks include, but are not limited to, the following:

●	We have a limited operating history, have not yet produced any products and have generated no revenues to date;

●	Our ability to execute our growth strategy and scale our operations and risks associated with such growth, and our ability to attract members and customers;

●	The effect of the COVID-19 pandemic, and governmental responses thereto on our operations, those of our vendors, our customers and members and the economy in general;

●	Risks associated with related party relationships and agreements;

●	The effect of data security breaches, malicious code and/or hackers;

●	Competition and our ability to create a well-known brand name;

●	Changes in consumer tastes and preferences;

●	Material changes and/or terminations of our relationships with key parties;

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●	Significant product returns from customers, product liability, recalls and litigation associated with tainted products or products found to cause health issues;

●	Our ability to innovate, expand our offerings and compete against competitors which may have greater resources;

●	Our significant reliance on related party transactions;

●	Our Chairman and Chief Executive Officer, Jacob D. Cohen, has majority voting control over the company which may deter some investors;

●	Our ability to prevent credit card and payment fraud;

●	Risks associated with inflation, recessions, and increases in interest rates;

●	The risk of unauthorized access to confidential information;

●	Our ability to protect our intellectual property and trade secrets, claims from third parties that we have violated their intellectual property or trade secrets and potential lawsuits in connection therewith;

●	Our and our providers’ ability to comply with government regulations, changing regulations and laws, penalties associated with any non-compliance (inadvertent or otherwise), the effect of new laws or regulations, and our ability to comply with such new laws or regulations;

●	Our reliance on our current management and the terms of their employment agreements with us;

●	The outcome of future lawsuits, litigation, regulatory matters or claims;

●	Certain terms and provisions of our governing documents which may prevent a change of control, and which provide for indemnification of officers and directors, limit the liability of officers or directors, and provide for the board of director’s ability to issue blank check preferred stock; and

●	The anticipated volatile nature of the trading price of our common stock following this offering; dilution experienced by investors in the offering; and dilution which may be caused by future sales of securities.

Company Information and Formation

Our principal executive offices are located at 4131 N. Central Expressway, Suite 900, Dallas, Texas 75204, and our telephone number is (214) 938-1217. Our principal website address is www.mangorx.com. The information on or accessible through our website is not part of this prospectus.

The Company was formed as a Texas corporation on October 7, 2021. At the time of the formation of the Company, the Company was wholly-owned by American International. Jacob D. Cohen, our Chairman and Chief Executive Officer, holds majority voting control over American International and also serves as the Chief Executive Officer, President and a member of the Board of Directors of American International.

American International formed the Company with the intent of focusing on developing, marketing and selling a variety of men’s wellness products and services via a telemedicine platform.

On June 16, 2022, American International entered into and closed the transactions contemplated by a Stock Purchase Agreement (the “SPA”) with Cohen Enterprises, Inc. (“Cohen Enterprises”), which is owned by Mr. Cohen, the Chairman and Chief Executive Officer of the Company, and who is also the majority shareholder of the Company.

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American International determined to divest its interests in the Company in order to focus on developing its pharmacy business through its 51% ownership of Epiq Scripts, which entity the Company has entered into the Master Services Agreement with as discussed above.

Pursuant to the SPA, American International sold 8,000,000 shares of the outstanding common stock of the Company which represented 80% of the then outstanding shares of common stock of the Company, to Cohen Enterprises in consideration for $90,000, which was approximately the same amount that had been advanced to the Company from American International through the date of the SPA ($89,200). Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from American International to the Company, from the Company, pursuant to the terms of the SPA. As a result of the closing of the SPA, Cohen Enterprises increased its ownership of the Company to 90%, and American International completely divested its interest in the Company.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we have elected to take advantage of reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

● we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

● we are exempt from the requirement to obtain an attestation and report from our auditors on whether we maintained effective internal control over financial reporting under the Sarbanes-Oxley Act;

● we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

● we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until December 31, 2027 (the last day of the fiscal year following the fifth anniversary of our initial public offering) if we continue to be an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to provide two years of audited financial statements. Additionally, we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

Controlled Company

Jacob D. Cohen, our Chairman, Chief Executive Officer and principal shareholder (through an entity which he owns), currently controls approximately 66.6% of the voting power of our capital stock (based on shares of common stock outstanding as of September 22, 2022) and will control approximately [____]% of the voting power of our capital stock upon completion of this offering, and we are therefore a “controlled company” as defined under Nasdaq Marketplace Rules. We do not currently intend to rely on the controlled company exemptions provided under Nasdaq Marketplace Rules, which would otherwise permit us to rely on certain exemptions from corporate governance rules, including: (a) an exemption from the rule that a majority of our Board of Directors must be independent directors; (b) an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and (c) an exemption from the rule that our director nominees must be selected or recommended solely by independent directors. Notwithstanding the above, we may rely on any or all of these “controlled company” exceptions in the future. We also do not plan to rely on any “phase-in” schedule allowed pursuant to applicable Nasdaq corporate governance rules associated with being a new public company.

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The Offering

Common stock we are offering	[●] shares (or [●] shares if the underwriters exercise their over-allotment option in full).

Over-allotment option

We have granted to the underwriters an option to purchase up to an additional [●] shares of common stock (equal to 15% of the number of shares of common stock sold in the offering) from us, solely to cover over-allotments, if any, at the applicable public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in full or in part at any time and from time to time until 45 days after the date of this prospectus.

Common stock outstanding immediately before this offering	12,015,500 shares

Common stock outstanding immediately after this offering	[●] shares, or [●] shares if the over-allotment option is exercised in full.

Assumed offering price	$[●] per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $[●] million (or approximately $[●] million if the underwriters exercise in full their option to purchase [●] additional shares of our common stock), assuming an initial public offering price of $[●] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, marketing and advertising expenses, hiring additional personnel to build organizational talent and capital expenditures. In addition, we may use a portion of the net proceeds of this offering to finance future acquisitions or invest in complementary businesses, services, technologies, or intellectual property rights. However, we do not have any agreements or commitments with respect to any such acquisitions or investments at this time.

Risk Factors	The purchase of our common stock involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market exists for our common stock. Please refer to the section entitled “Risk Factors” before making an investment in our common stock.

Lock-up	We, our directors, executive officers, and certain shareholders have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 12 months following the closing of the offering of the shares. See “Underwriting” for more information.

Proposed trading symbol	We intend to list our common stock for trading on The Nasdaq Capital Market under the symbol “[●].” The approval of our listing on The Nasdaq Capital Market is a condition of closing this offering.

Unless we indicate otherwise, all information in this prospectus:

●	is based on 12,015,500 shares of common stock issued and outstanding as of September 22, 2022;

●	assumes no exercise by the underwriters of their option to purchase up to an additional [●] shares of common stock to cover over-allotments, if any;

●	assumes no exercise of outstanding options to purchase 1,250,000 shares of common stock at an exercise price of $1.10 per share;

●	assumes no exercise of outstanding warrants to purchase 1,710,570 shares of common stock at an exercise price of $1.00 per share; and

●	excludes 2,250,000 shares of common stock reserved for future issuance under our 2022 Equity Incentive Plan.

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Summary Financial Data

The following table presents our summary historical financial data for the periods indicated. The summary historical financial data for the period from October 7, 2021 (Inception) through December 31, 2021 are derived from the audited financial statements included herein. The summary historical financial data for the six months ended June 30, 2022 and the balance sheet data as of June 30, 2022 are derived from the unaudited financial statements included herein.

Historical results are included for illustrative and informational purposes only and are not necessarily indicative of results we expect in future periods, and results of interim periods are not necessarily indicative of results for the entire year. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

Statements of Operations Data	From October 7, 2021 (Inception) to December 31, 2021	Six Months Ended June 30, 2022

General and administrative expenses	$17,520	$346,612
Interest expense	181	2,472
Net loss	$(17,701)	$(349,084)

	June 30, 2022
Balance Sheet Data	Actual	Pro Forma – Private Placement(1)	As Adjusted

Cash and cash equivalents	$868	$1,271,328	$
Total assets	868	1,271,328
Debt(2)	114,200	114,200
Working capital (deficit)	(138,332)	1,132,128
Accumulated deficit	(366,785)	(366,785)
Total stockholders’ equity (deficit)	(138,332)	1,109,103

(1) The Pro Forma – Private Placement column reflects (i) the net proceeds from the issuance of 1,500,500 shares of common stock and warrants to purchase 1,500,500 shares of common stock in a private placement at a purchase price of $1.00 per unit which were sold in August and September 2022, after deducting the commissions and offering expenses payable by us.

(2) Represents notes payable from Jacob D. Cohen, our Chief Executive Officer.

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Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this prospectus, including the financial statements and the related notes, before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Operating History and Need for Future Funding

The Company is recently formed and has limited operating history and no revenues and there is no assurance that the Company can generate revenues or sell any of its planned products in the future.

The Company was only recently formed and has limited operating history and has generated no revenues to date. There is no assurance that the Company can generate revenues or sell any of its planned products in the marketplace, and even if revenues are generated there is no assurance that the Company can generate sufficient net income to support its operations.

These conditions raise substantial doubt about our ability to continue as a going concern for the next twelve months. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The financial statements included herein also include a going concern footnote from our auditors.

Since we have a limited operating history, it is difficult for potential investors to evaluate our business and our business is in a relatively new consumer product segment, which is difficult to forecast.

Our limited operating history in the health and wellness industry may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. As an early-stage company, we are subject to all the risks inherent in the financing, expenditures, operations, regulatory compliance, complications and delays inherent in a new business. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. The likelihood of our success must be considered in light of the problems, expenses, difficulties, regulatory challenges, complications and delays frequently encountered in connection with the formation of a new business, the development of a new strategy and the competitive environment in which the Company will operate. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

Additionally, our industry segment is relatively new, and is constantly evolving. As a result, there is a lack of available information with which to forecast industry trends or patterns. There is no assurance that sustainable industry trends or preferences will develop that will lead to predictable growth or earnings forecasts for individual companies or the industry segment as a whole. We are also unable to determine what impact future governmental regulation may have on trends and preferences or patterns within our industry segment.

We will need additional capital in the future which may not be available on commercially acceptable terms, if at all, and this raises questions about our ability to continue as a going concern.

We need capital to support our operations and to commercialize our current planned Mango erectile dysfunction (“ED”) product. We may also require additional funding in the future to support our operations, expand our product line, pay expenses, or expand or complete acquisitions. The most likely source of future funds presently available to us will be through the sale of equity capital or debt. Any sale of share capital will result in dilution to existing shareholders. Furthermore, we may incur debt in the future, and may not have sufficient funds to repay our future indebtedness or may default on our future debts, jeopardizing our business viability.

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We may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to expand our operations and business, which might result in the value of our securities decreasing in value or becoming worthless. Additional financing may not be available to us on terms that are acceptable. Consequently, we may not be able to proceed with our intended business plans. Obtaining additional financing contains risks, including:

●	additional equity financing may not be available to us on satisfactory terms and any equity we are able to issue could lead to dilution for current shareholders;

●	loans or other debt instruments may have terms and/or conditions, such as interest rate, restrictive covenants and control or revocation provisions, which are not acceptable to management or our directors;

●	the current environment in capital markets combined with our capital constraints may prevent us from being able to obtain adequate debt financing; and

●	if we fail to obtain required additional financing to commercialize our planned products and grow our business, we would need to delay or scale back our business plan, reduce our operating costs, or delay product launches, each of which would have a material adverse effect on our business, future prospects, and financial condition.

Additionally, we may have difficulty obtaining additional funding, and we may have to accept terms that would adversely affect our shareholders. For example, the terms of any future financings may impose restrictions on our right to declare dividends (provided that none are currently planned) or on the manner in which we conduct our business. Additionally, lending institutions or private investors may impose restrictions on a future decision by us to make capital expenditures, acquisitions or significant asset sales. If we are unable to raise additional funds, we may be forced to curtail or even abandon our business plan.

Risks Related to Our Planned Business Activities

We may not be able to successfully develop, launch and commercialize our Mango ED product or any other potential future men’s wellness products.

We may not be able to effectively develop and profitably launch and commercialize our planned erectile dysfunction (“ED”) product or any other potential future men’s wellness products. If we are unable to successfully develop, produce, launch and commercialize our planned ED product or any other potential future men’s wellness products, our ability to generate product sales will be severely limited, which will have a material adverse impact on our business, financial condition, and results of operations.

We expect to face intense competition, often from companies with greater resources and experience than we have.

The health, wellness, and telemedicine industries are highly competitive and subject to rapid change. The industries continue to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. We plan to mainly compete with other companies offering men’s wellness products, including Hims & Hers Health, Inc. and Roman; and with our planned Mango product, we will also be competing against much larger pharmaceutical companies who offer ED branded drugs like Viagra (Pfizer) and Cialis (marketed by Lilly ICOS LLC, a joint venture between Eli Lilly and Company and ICOS Corporation) and their generic forms. The majority of these competitors and potential competitors have more experience than we have in the development of health and wellness services and products. In addition, our planned services and products will compete with service and product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or the parties with which we contract have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

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We believe that our ability to compete depends upon many factors both within and beyond our control, including:

●	our marketing efforts;

●	the flexibility and variety of our product offerings relative to our competitors, and our ability to timely launch new product initiatives;

●	the quality and price of products offered by us and our competitors;

●	our reputation and brand strength relative to our competitors;

●	customer satisfaction;

●	the size and composition of our customer base;

●	the convenience of the experience that we provide;

●	our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business; and

●	our ability to cost-effectively source and distribute the products we offer and to manage our operation.

Many competitors also have longer operating histories, and will have larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, lower operating costs, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we will be able to, to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in any or all of the ecommerce or retail channels where we plan to compete, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we will be able to. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

Furthermore, companies with greater resources or more well-known brand names may attempt to compete with us, and as a result, we may lose current or potential customers and may be unable to generate sufficient revenues to support our operations, any one of which could have a material adverse effect on our ability to grow and our results of operations.

We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices or increasing promotional activities, among other things.

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If we fail to successfully provide a good customer experience, including by developing new product offerings, our ability to attract members and customers may be materially adversely affected.

Our ability to obtain customers and retain future customers, attract customers and increase customer engagement with us will depend in part on our ability to successfully implement and improve our customer experience, including by continuing to create and introduce new product offerings, improving upon and enhancing our existing product offerings and strengthening our customers interactions with our brand and products. If new or enhanced product offerings are unsuccessful, we may be unable to attract or retain customers and our operating results could be materially adversely affected. Furthermore, new or shifting customer demands, tastes or interests, superior competitive offerings or a deterioration in our product offering quality or our ability to bring new or enhanced product offerings to market quickly and efficiently could negatively affect the attractiveness of our products and the economics of our business and require us to make substantial changes to and additional investments in our product offerings or business model.

We may expend our limited resources to pursue particular products or services and may fail to capitalize on products or services that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus our efforts on particular service programs and products. As a result, we may forego or delay pursuit of opportunities with other services or products that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Any such failure could result in missed opportunities and/or our focus on products or services with low market potential, which would harm our business and financial condition. Our current use of proceeds is specifically focused on, among other things, branding, marketing and selling Mangoceuticals’ ED product, and does not include and capital allocated for future products or services anticipated to be sold in the future under the ‘Mango’ label and brand.

We have entered into a Master Services Agreement and Statement of Work with Epiq Scripts, LLC, which entity is currently only licensed to provide pharmacy services in Texas.

As described in greater detail under “Business—Master Services Agreement with Epiq Scripts,” we have entered into a Master Services Agreement and SOW for Epiq Scripts, a related party, to provide us pharmacy and compounding services. Epiq Scripts has filed with the Utilization Review Accreditation Commission (“URAC”) to obtain its pharmacy accreditation and has obtained its first state license in the State of Texas. It is also in the process of applying for additional state licenses and plans to eventually obtain licenses in all 50 states by the first quarter of 2023, with some state licenses easier to obtain and quicker to obtain than others. As a result of the above, Epiq Scripts can currently only provide the Services to the Company in Texas, and the Company will be unable to sell its planned products to any customers in any states other than Texas until Epiq Scripts is able to obtain licenses in other states and will thereafter be limited to selling products to customers only in the states in which Epiq Scripts holds licenses.

Our business depends on our brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.

We believe our future success depends on our ability to maintain and grow the value of the “Mango” brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based in large part on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.

The value of our brand also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expense. If not managed properly, this expense could impact our profitability. Failure to manage or train our own or outsourced customer support representatives properly, or our inability to hire sufficient customer support representatives could result in lower-quality customer support and/or increased customer response times, compromising our ability to handle customer complaints effectively.

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Our ability to gain and increase market acceptance and generate revenues will be subject to a variety of risks, many of which are out of our control.

Our planned Mango product or any other potential future men’s wellness products may not gain or increase market acceptance among physicians, patients, healthcare payors or the medical community. We believe that the degree of market acceptance and our ability to generate revenues from such products will depend on a number of factors, including:

●	our ability to expand the use of our products through targeted patient and physician education;

●	competition and timing of market introduction of competitive products;

●	quality, safety and efficacy in the approved setting;

●	prevalence and severity of any side effects, including those of the components of our products;

●	emergence of previously unknown side effects, including those of the generic components of our products;

●	potential or perceived advantages or disadvantages over alternative treatments;

●	the convenience and ease of purchasing the product, as perceived by potential patients;

●	strength of sales, marketing and distribution support;

●	price, both in absolute terms and relative to alternative treatments;

●	the effectiveness of any future collaborators’ sales and marketing strategies;

●	the effect of current and future healthcare laws;

●	availability of coverage and reimbursement from government and other third-party payors;

●	recommendations for prescribing physicians to complete certain educational programs for prescribing drugs;

●	the willingness of patients to pay out-of-pocket in the absence of government or third-party coverage; and

●	product labeling, product insert, or new studies or trial requirements of the FDA or other regulatory authorities.

Our future products may fail to achieve market acceptance or generate significant revenue to achieve sustainable profitability. In addition, our efforts to educate the medical community and third-party payors on the safety and benefits of our drugs may require significant resources and may not be successful.

We may be unable to scale our operations fast enough to bring down our cost of sales and generate revenues sufficient to support our operations.

We believe that in general, the faster we are able to scale up our operations, the lower our cost of sales, as a percentage of revenue, will be, as we believe that certain economics of scale exist with our operations. If we are unable to grow our business fast enough to take advantage of these economies of scale, our operations may suffer, and we may not be profitable.

Our business may be materially and adversely disrupted by epidemics or pandemics in the future, including COVID-19.

An epidemic, pandemic or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, and/or along with any associated economic and/or social instability or distress, have a material adverse impact on our financial statements.

On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. On March 13, 2020, the United States declared a national emergency concerning the outbreak, and several states and municipalities have declared public health emergencies. Although COVID-19 has to date not had a material impact on our planned operations, should the COVID-19 public health effort re-intensify to such an extent that we cannot operate, if there are new government restrictions on our business and our customers, and/or an extended economic recession or significant inflation, we could be unable to produce revenues and cash flows sufficient to conduct our planned business. Such a circumstance could, among other things, exhaust our available liquidity (and ability to access liquidity sources) and/or trigger an acceleration to pay a significant portion or all of our then-outstanding debt obligations, which we may be unable to do.

Our business could be disrupted by catastrophic events and man-made problems, such as power disruptions, data security breaches, and terrorism.

Our systems will be vulnerable to damage or interruption from the occurrence of any catastrophic event, including earthquake, fire, flood, or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack, or incident of mass violence, which could result in lengthy interruptions in access to our systems. In addition, acts of terrorism, including malicious internet-based activity, could cause disruptions to the internet or the economy as a whole. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to provide future products to customers would be impaired or we could lose critical data. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, financial condition and results of operations that may result from interruptions in access to our platform as a result of system failures.

Our industry and the broader U.S. economy have experienced higher than expected inflationary pressures in the first half of 2022 related to continued supply chain disruptions, labor shortages and geopolitical instability, and if these conditions persist, our business, results of operations and cash flows could be materially and adversely affected.

The first half of 2022 have seen significant increases in the costs of labor and certain materials and equipment, and longer lead times for such materials and equipment, as a result of availability constraints, supply chain disruption, increased demand, labor shortages associated with a fully employed U.S. labor force, high inflation and other factors. Supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflict between Russia and Ukraine. Recent supply chain constraints and inflationary pressures may in the future adversely impact our operating costs, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

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We and the health and wellness industry in general may be adversely affected during periods of high inflation, primarily because of higher shipping and product manufacturing costs. While we will attempt to pass on increases in our costs through increased sales prices, market forces may limit our ability to do so. If we are unable to raise sales prices enough to compensate for higher costs, our future revenues, gross profit margin and revenues could be adversely affected.

Economic downturns or a change in consumer preferences, perception and spending habits could limit consumer demand for our planned products and negatively affect our future business.

The products that we plan to sell in the future may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, market volatility, interest rates, inflation rates, energy and fuel costs and tax rates, or our actions in response to these conditions, such as price increases, could reduce consumer spending or change consumer purchasing habits.

Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the markets in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our future products and shifts in the perceived value for our products relative to alternatives. A general decline in the consumption of our future products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity, which may be exacerbated by the effects of the COVID-19 pandemic, inflationary pressures and economic uncertainty. If consumer preferences shift away from our future products, our business, financial condition and results of operations could be adversely affected.

The success of our planned products depend on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our future products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition, results of operations and prospects could be adversely affected.

We may become a party to litigation, mediation and/or arbitration from time to time given our product focus.

We may become party to regulatory proceedings, litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect our business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we expect to have insurance in the future that may cover the costs and awards of certain types of litigation, the amount of our future insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

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We will rely upon independent third-party transportation providers for all of our product shipments and will be subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We will rely upon independent third-party transportation providers for all of our product shipments, including shipments from our related party pharmacy to our customers. Our utilization of these third party delivery services for shipments is subject to risks which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs, including risks related to employee strikes, labor and capacity constraints, port security considerations, trade policy changes or restrictions, military conflicts, acts of terrorism, accidents, natural disasters and inclement weather. Any interruption in service provided by our shipping companies could cause temporary disruptions in our business, a loss of sales and profits, and other material adverse effects. In addition, we are subject to increased shipping costs when fuel prices increase, as we use expedited means of transportation such as air freight. If we change the shipping company we use, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such change.

The failure of our physician services provider, Doctegrity, to attract and retain physicians and nurse practitioners in a competitive labor market could limit our ability to execute our growth strategy, resulting in a slower rate of growth.

Our wellness business will depend on our ability of our future contracted telemedicine services provider(s) to continue to recruit and retain a sufficient number of qualified licensed doctors and nurses. Although we expect such provider(s) will have an effective recruitment process, there is no assurance that such provider(s) will be able to secure arrangements with sufficient numbers of licensed doctors and nurses or retain the services of such practitioners. If our provider(s) experience delays or shortages in obtaining access to qualified physicians and nurses, we would be unable to operate and may be forced to seek alternative arrangements which could be more costly or may be forced to suspend our business operations.

If we are unable to maintain or enter into agreements with suppliers or our suppliers fail to supply us with our Mango product ingredients or any other potential future men’s wellness products, we may experience delays in selling our products.

We may not be successful in maintaining or entering into supply agreements on reasonable terms or at all or that we or our suppliers will be able to obtain or maintain the necessary regulatory approvals or state and federal controlled substances registrations for current or potential future suppliers in a timely manner or at all. If we are unable to obtain a sufficient quantity of active pharmaceutical ingredients manufactured at a facility that is registered and listed with the FDA and required to produce products, there could be a delay in producing products, which could adversely affect our product sales and operating results materially, which could significantly harm our business.

We currently do not have any manufacturing facilities and intend to rely on third parties for the supply of the products, as well as for the supply of materials. However, we cannot be certain that we or our suppliers will be able to obtain or maintain the necessary regulatory approvals or registrations for these suppliers in a timely manner or at all.

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Our business is exposed to risks associated with credit card and other online payment chargebacks and fraud.

A majority of our revenue is expected to be processed through credit cards and other online payments. If we experience refunds or chargebacks, our processors could require us to create reserves, increase fees or terminate contracts with us, which would have an adverse effect on our financial condition. Our failure to limit fraudulent transactions conducted on our website, such as through the use of stolen credit card numbers, could also subject us to liability and adversely impact our reputation. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on our credit card processor by the association. However, we face the risk that we may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on our business, financial condition and operating results.

We could also incur significant fines or lose our ability to give customers the option of using credit cards to pay for our products if we fail to follow payment card industry data security standards, even if there is no compromise of customer information. Although we plan to operate in compliance with payment card industry data security standards, it is possible that at times we may not be in full compliance with these standards. Accordingly, we could be fined, which could impact our financial condition, or our ability to accept credit and debit cards as payment could be suspended, which would cause us to be unable to process payments using credit cards. If we are unable to accept credit card payments, our business, financial condition and operating results may be adversely affected.

In addition, we could be liable if there is a breach of the payment information. Online commerce and communications depend on the secure transmission of confidential information over public networks. We will rely on encryption and authentication technology to authenticate and secure the transmission of confidential information, including cardholder information. However, this technology may not prevent breaches of the systems we use to protect cardholder information. In addition, some of our contracting parties may also collect or possess information about our customers, and we may be subject to litigation or our reputation may be harmed if our contracting parties fail to protect our customers’ information or if they use it in a manner inconsistent with our policies and practices. Data breaches can also occur as a result of non-technical issues. Under contracts with processors, if there is unauthorized access to, or disclosure of, credit card information we store, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses.

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Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or customers, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we will collect, store, use and disclose sensitive data, including health information and other types of PII. We will also process and store, and use additional third parties to process and store, confidential and proprietary information such as intellectual property and other proprietary business information, including that of our customers, providers and contracting parties.

Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, and employee or contractor error, negligence or malfeasance, can create system disruptions, shutdowns or unauthorized disclosure or modifications of information, causing sensitive, confidential or proprietary information to be accessed or acquired without authorization or to become publicly available. Because of the nature of the sensitive, confidential and proprietary information that we expect to collect, store, transmit, and otherwise process, the security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party service providers, will be important to our operations and business strategy. Measures taken to protect our systems, those of our third-party service providers, or sensitive, confidential and proprietary information that we or our third-party service providers process or maintain, may not adequately protect us from the risks associated with the collection, storage and transmission of such information. A security breach or privacy violation that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, sensitive, confidential, or proprietary information we or our third-party service providers maintain or otherwise process, could harm our reputation, compel us to comply with breach notification laws, and cause us to incur significant costs for remediation, fines, penalties, notification to individuals and governmental authorities, implementation of measures intended to repair or replace systems or technology and to prevent future occurrences, potential increases in insurance premiums, and forensic security audits or investigations. As a result, a security breach or privacy violation could result in increased costs or loss of revenue.

Any actual or suspected security breach or other compromise of our security measures or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations. Our insurance policies may not cover, or may not be adequate to reimburse us for, losses caused by any such security breach.

We rely on email and other messaging services to connect with our existing and potential customers. Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers’ computers, smartphones, tablets or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs. Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our business, results of operations, and financial condition.

We are subject to taxes in every jurisdiction in which we operate. We record tax expense based on current tax liabilities and our estimates of future tax liabilities, which may include reserves for estimates of probable settlements of tax audits. At any one-time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. Fluctuations in our tax obligations and effective tax rate could adversely affect our business, results of operations, and financial condition.

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If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage, if any.

Our future products will be subject to risks for product liability claims due to inherent potential side effects. We may be unable to obtain or maintain product liability coverage. A product liability claim in excess of, or excluded from, our insurance coverage (if any) would have to be paid out of cash reserves and could have a material adverse effect upon our business, financial condition and results of operations. Product liability insurance is expensive even with large self-insured retentions or deductibles, difficult to maintain, and current or increased coverage may not be available on acceptable terms, if at all.

If we cannot successfully defend ourselves against a product liability claim, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	injury to our reputation;

●	costs of defending the claim and/or related litigation;

●	cost of any potential adverse verdict;

●	substantial monetary awards to patients or other claimants; and

●	the inability to commercialize our products.

Damages awarded in a product liability action could be substantial and could have a negative impact on our financial condition. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business.

For example, a 2014 study published in The Journal of the American Medical Association determined that sildenafil (the active ingredient in Viagra) may be associated with a higher risk of developing melanoma. The study evaluated data from more than 25,000 men who used sildenafil and found that sildenafil use was significantly associated with an increased risk of subsequent melanoma, after considering other risk factors. It is possible that the ingredients we plan to use in our Mango ED product or any other products we sell in the future could be found in the future to result in increases in the likelihood of developing cancer or other diseases, which could subject us to litigation, penalties or recalls, all of which could have a material adverse effect on our operations and cause the value of our securities to decline in value or become worthless.

Disruptions in our data and information systems could harm our reputation and our ability to run our business.

We will rely extensively on data and information systems for our supply chain, financial reporting, human resources and various other operations, processes and transactions. Furthermore, a significant portion of the communications between us, our suppliers and customers depend on information technology. Our data and information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data), catastrophic events, data breaches and usage errors by our employees or third-party service providers. Our data and information technology systems may also fail to perform as we anticipate, and we may encounter difficulties in adapting these systems to changing technologies or expanding them to meet the future needs of our business. If our systems are breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, incur liability to our customers and others or face costly litigation, and our reputation with our customers may be harmed. We will also rely on third parties for a majority of our data and information systems, including for third-party hosting and payment processing. If these facilities fail, or if they suffer a security breach or interruption or degradation of service, a significant amount of our data could be lost or compromised and our ability to operate our business and deliver our product offerings could be materially impaired. In addition, various third parties, such as our suppliers and payment processors, also rely heavily on information technology systems, and any failure of these systems could also cause loss of sales, transactional or other data and significant interruptions to our business. Any material interruption in the data and information technology systems we rely on, including the data or information technology systems of third parties, could materially adversely affect our business, financial condition and operating results.

We will incur significant costs to ensure compliance with U.S. and Nasdaq reporting and corporate governance requirements.

We will incur significant costs associated with our public company reporting requirements and with applicable U.S. and Nasdaq corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC and Nasdaq. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers.

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Risks Related to Legal, Regulatory and Government

If we fail to comply with government laws and regulations it could have a materially adverse effect on our business.

The health care industry is subject to extensive federal, state and local laws and regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services, payment for services and prices for services that are extremely complex and for which, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. We will exercise care in structuring our arrangements with physicians and other referral sources to comply in all material respects with applicable laws. We will also take such laws into account when planning future marketing and other activities, and expect that our operations will be in compliance with applicable law. The laws, rules and regulations described above are complex and subject to interpretation. In the event of a determination that we are in violation of such laws, rules or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on our business. There can be no assurance however that we will not be found in noncompliance in any particular situation.

Separately, Federal law limits compounded drugs that are “essentially copies” of commercially available FDA approved drugs, including those with the same route of administration. If our planned Mango ED product, or any future products we may choose to market in the future are deemed to be “essentially copies” of commercially available FDA approved drugs we would be prohibited from compounding such drugs and would be unable to sell our planned Mango ED drug. If that were to occur we would need to change our business plan which would require substantial additional expenses and would have a material adverse effect on our cash flows and the value of our securities.

We may face regulatory challenges that would limit our ability to market or promote our products.

Our business model depends on qualifying for certain statutory exemptions for drugs that are compounded by pharmacies in accordance with applicable requirements. Pharmacy compounding is also subject to state oversight and regulation. Federal requirements include obtaining individual prescriptions establishing that the compounded drug is necessary for each drug prescribed for each of our customers. Federal law also limits compounded drugs that are “essentially copies” of commercially available U.S. Food and Drug Administration (“FDA”)-approved drugs, including those with the same route of administration. These restrictions will limit our ability to market compounded drugs that have the same active ingredients and route of administration as FDA-approved drugs, unless the compounded version offers a significant difference that the prescriber determines is necessary for each individual patient. In addition, the FDA strictly regulates marketing prescription drugs directly to consumers. Any promotional statement, including through testimonials and surrogates, that is false or misleading, including through the omission of material facts, is prohibited. These restrictions may be more burdensome for compounded products as compared with FDA approved products because the latter have substantial evidence of safety and effectiveness, which will limit our ability to compete against the sale of comparable FDA-approved products.

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Evolving government regulations and enforcement activities may require increased costs or adversely affect our results of operations.

Our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these evolving laws, regulations and interpretations may require us to change our practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations. There could also be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

Additionally, the introduction of new products may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate federal, state, or local licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent our products from being offered to customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Our planned ED product has not been, and will not be, approved by the FDA. The use of such product may cause serious side effects which could subject us to material litigation, damages and penalties.

Our planned Mango ED product has not been, and will not be, approved by the FDA. It will be compounded using bulk drug substances and as such, will be exempt from specific FDA approval, provided that it is compounded in accordance with statutory requirements. Because compounded drugs are not FDA-approved, the FDA does not verify their safety, effectiveness, or quality before they are marketed. In addition, poor compounding practices can result in serious drug quality problems, such as contamination or a drug that contains too much or too little active ingredient, among other possible quality deficiencies.

Because our planned ED product has not been, and will not be, approved by the FDA, the use of such product may lead to serious patient injury and death. If this were to occur, we could be subject to litigation and governmental action, which could result in costly litigation, significant fines, judgments or penalties. For example, in October 2012, a pharmacy in Massachusetts shipped compounded drugs that were contaminated with a fungus throughout the country, and these drugs were injected into patients’ spines and joints. More than 750 people in 20 states developed fungal infections, and more than 60 people died. This type of action could have a significant negative impact on our brand name, results of operations and cash flows, and result in us having to cease selling products, curtailing our business plan, or seeking bankruptcy protection.

Our planned ED product will need to be compounded by licensed pharmacists who will be subject to risks regarding applicable exemptions from the Federal Food, Drug, and Cosmetic Act.

Section 503A of the Federal Food, Drug, and Cosmetic Act (“FFDCA”) describes the conditions under which compounded human drug products are exempt from the FFDCA sections on FDA approval prior to marketing, current good manufacturing practice (“cGMP”) requirements, and labeling with adequate directions for use. One of these conditions is that the drugs must be compounded based on the receipt of valid patient-specific prescriptions. Our planned ED product will need to be compounded by licensed pharmacists, after being prescribed by a licensed physician. Licensed pharmacists who compound drug products in accordance with Section 503A of the FFDCA are not required to comply with CGMP requirements and the drugs that they compound are not required to be approved by the FDA, provided that the compounding complies with applicable requirements. Therefore, the FDA is often not aware of potential problems with compounded drug products or compounding practices unless it receives a complaint, such as a report of a serious adverse event or visible contamination. As such, the compounding of our planned products will be subject to limited FDA oversight, which could lead to such products not being compounded safely and could lead to product recalls and litigation which could have a significant negative impact on our brand name, results of operations and cash flows, and result in us having to cease selling products, curtailing our business plan, or seeking bankruptcy protection. We also face risks that the compounding of our planned products do not fall within the exemption from the FFDCA provided by Section 503A thereof. For example, if the FDA determined that any of our products are essentially a copy of an FDA approved product, we would be severely limited in our ability to compound such a product. If that were the case, we may need to change our business plan or compounding activities, which could force us to curtail our business plan or expend significant additional resources to obtain FFDCA or FDA approval for our products.

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Marketing activities for our Mango product are subject to strict governmental regulation.

The FDA has the authority to impose significant restrictions on approved products through regulations on advertising, promotional and distribution activities. In particular, the FDA will object to any promotional activity that is “false or misleading in any particular,” including the failure to disclose material facts. For example, the FDA will expect adequate substantiation for an efficacy claim, which would require substantial evidence derived from adequate and well-controlled clinical trials. If our future products are marketed in contradiction with FDA laws and regulations, the FDA may issue warning letters that require specific remedial measures to be taken, as well as an immediate cessation of the impermissible conduct, resulting in adverse publicity. The FDA may also require that all future promotional materials receive prior agency review and approval before use. Certain states have also adopted regulations and reporting requirements surrounding the promotion of pharmaceuticals. Failure by us or any of our collaborators to comply with state requirements may affect our ability to promote or sell future products in certain states. This, in turn, could have a material adverse impact on our financial results and financial condition and could subject us to significant liability, including civil and administrative remedies as well as criminal sanctions.

We do not have a pharmacy and will depend on a third party to compound our Mango product and other potential future men’s wellness products.

We will rely on a third party pharmacy for the manufacture of our Mango product and any other potential future men’s wellness products and we cannot assure you that they will be successful. This subjects us to a number of risks, including the following:

●	we may not be able to control the commercialization of our products, including the amount, timing and quality of resources that our contracting parties may devote to our products;

●	our contracting parties may experience financial, regulatory or operational difficulties, which may impair their ability to fulfill their contractual obligations;

●	business combinations or significant changes in a contracting parties’ business strategy may adversely affect a contracting party’s willingness or ability to perform their obligations under any arrangement;

●	legal disputes or disagreements may occur with one or more of our contracting parties or between our contracting parties and our suppliers or former contracting parties; and

●	a contracting party could independently move forward with a competing product developed either independently or in collaboration with others, including with one of our competitors.

If any of our contracting parties fail to fulfill their future contractual obligations, our business may be negatively affected and we may receive limited or no revenues under our agreements with them. See also the risk factor, “The related party pharmacy we have entered into an agreement with may not receive licenses in all of the 50 United States to provide national coverage for us to sell our planned Mango product and future products” below.

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Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and revenue.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of personally identifiable information, or PII, including protected health information, or PHI. These laws and regulations include the Health Information Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations (referred to collectively as “HIPAA”). HIPAA establishes a set of basic national privacy and security standards for the protection of PHI. HIPAA requires us to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA imposes mandatory penalties for certain violations. Penalties for violations of HIPAA and its implementing regulations start at $100 per violation and are not to exceed $50,000 per violation, subject to a cap of $1.5 million for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, HIPAA mandates that the Secretary of Health and Human Services, or HHS, conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PII, including PHI. These laws in many cases are more restrictive than, and may not be pre-empted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability.

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Because of the extreme sensitivity of the PII we store and transmit, the security features of our technology platform are very important. If our security measures are breached or fail, unauthorized persons may be able to obtain access to sensitive client data, including HIPAA-regulated PHI. As a result, our reputation could be severely damaged, adversely affecting client confidence. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants.

Risks Related to Related Party Relationships and Transactions and Our Management

We depend heavily on our senior management, including our Chief Executive Officer, who may have a conflict of interest. The ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

We must retain the services of our key employees and strategically recruit and hire new talented employees. Our future business and results of operations depend in significant part upon the continued contributions of our senior management personnel, particularly our Chief Executive Officer and Chairman, Jacob D. Cohen. Mr. Cohen currently serves as the Chief Executive Officer and director of American International Holdings Corp., and as Chief Executive Officer of Ronin Equity Partners, Inc., a private investment company, and in various positions with other entities and groups. Mr. Cohen currently spends approximately 75% of his time on company matters. As a result, Mr. Cohen dedicates only a portion of his professional efforts to our business and operations, and there is no contractual obligation for him to spend a specific amount of his time with us. Mr. Cohen may not be able to dedicate adequate time to our business and operations and we could experience an adverse effect on our operations due to the demands placed on him from his other professional obligations. Such involvement in other businesses may therefore present a conflict of interest regarding decisions he makes for the Company or with respect to the amount of time available for the Company. If we lose his services or if he fails to perform in his current position, or if we are not able to attract and retain skilled personnel as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key personnel in managing our operations, product development, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future. Additionally, moving forward, should the services of Mr. Cohen be lost for any reason, the Company will incur costs associated with recruiting replacements and any potential delays in operations which this may cause. If we are unable to replace such individual with a suitably trained alternative individual(s), we may be forced to scale back or curtail our business plan.

We do not currently have any key person life insurance policies on our executive officers. If our executive officers do not devote sufficient time towards our business, we may never be able to effectuate our business plan.

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We have, and in the future plan to, engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered, and may continue to enter, into transactions with related parties for financing, corporate, business development and operational services. Included in such transactions is a Master Services Agreement and Statement of Work with Epiq Scripts, LLC, a related party which is majority owned and controlled by American International Holdings Corp., which entity Mr. Cohen controls and serves as its Chief Executive Officer and director, as discussed in greater detail below under “Business—Material Agreements—Master Services Agreement with Epiq Scripts,” for pharmacy and compounding services. Such transactions may not have been/may not be, entered into on an arm’s-length basis, and we may have achieved more or less favorable terms because such transactions were entered into with our related parties. This could have a material effect on our business, results of operations and financial condition. Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors.

We expect to be significantly reliant on related party relationships.

We have entered into a Master Services Agreement and Statement of Work with Epiq Scripts, LLC, a related party which is majority owned and controlled by American International Holdings Corp., which entity Mr. Cohen controls and serves as its Chief Executive Officer and director, as discussed in greater detail below under “Business—Material Agreements—Master Services Agreement with Epiq Scripts,” for pharmacy and compounding services.. In the event that relationship was terminated, our costs may increase, and we may be unable to effectively obtain the services currently anticipated to be provided by Epiq Scripts, LLC. We also anticipate entering into other related party relationships in the future. While we believe that all related party agreements will be on arms-length terms, such significant related party relationships may be perceived negatively by potential shareholders or investors. Our significant related party relationships and transactions, the terms of such relationships and transactions, and/or the termination of any such relationships or transactions, may have a material adverse effect on our results of operations moving forward and/or create conflicts of interest or perceived conflicts of interest which may have a material adverse effect on the value of our securities.

The related party pharmacy we have entered into an agreement with may not receive licenses in all of the 50 United States to provide national coverage for us to sell our planned Mango product and future products.

We have entered into a Master Services Agreement and Statement of Work with Epiq Scripts, LLC, a related party which is majority owned and controlled by American International Holdings Corp., which entity Mr. Cohen controls and serves as its Chief Executive Officer and director, as discussed in greater detail below under “Business—Material Agreements—Master Services Agreement with Epiq Scripts,” for pharmacy and compounding services. Epiq Script’s ability to provide pharmacy services in each state other than Texas (which it already holds a license in) be subject to among other things, receipt of regulatory approvals and licenses in the states in which we plan to operate. Its failure to receive regulatory approval or licenses in the states in which we hope to operate, or loss of such licenses in the future, may prohibit us from selling our Mango products to customers that reside in those states limiting our ability to grow and compete with other companies that have those capabilities. Any of the above may have an adverse effect on our revenues, operations and cash flow and cause the value of our securities to decline in value or become worthless. We will also face related party conflicts associated with our planned engagement of Epiq Scripts, LLC as discussed in greater detail above.

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Jacob D. Cohen, our Chairman and Chief Executive Officer, beneficially owns greater than 50% of our outstanding common stock and will continue to exercise majority voting control over us after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Mr. Cohen beneficially owns approximately 66.6% of the issued and outstanding shares of our common stock and will continue to hold a majority of our issued and outstanding shares of common stock after this offering. As a result, he controls the shareholder vote. As a result, he has the ability to influence matters affecting our shareholders and will therefore exercise control in determining the outcome of all corporate transactions or other matters, including (i) making amendments to our certificate of formation; (ii) whether to issue additional shares of common stock and preferred stock, including to himself; (iii) employment decisions, including compensation arrangements; (iv) whether to enter into material transactions with related parties; (v) election of directors; and (vi) any merger or significant corporate transactions, including with himself or other related parties. Additionally, it will be difficult if not impossible for investors to remove our current directors, which will mean they will remain in control of who serves as officers of the Company as well as whether any changes are made in the Board of Directors. As a potential investor in the Company, you should keep in mind that even if you own shares of the Company’s common stock and wish to vote them at annual or special shareholder meetings, your shares will likely have little effect on the outcome of corporate decisions. Because Mr. Cohen controls the vote on all shareholder matters, investors may find it difficult to replace our management if they disagree with the way our business is being operated. The interests of Mr. Cohen may not coincide with our interests or the interests of other shareholders.

Mr. Cohen acquired his shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and may have interests, with respect to his common stock, that are different from those of investors in this offering and the concentration of voting power held by Mr. Cohen may have an adverse effect on the price of our common stock.

In addition, this concentration of ownership might adversely affect the market price of our common stock by: (1) delaying, deferring or preventing a change of control of our Company; (2) impeding a merger, consolidation, takeover or other business combination involving our Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

Jacob D. Cohen, our Chairman and Chief Executive Officer, beneficially owns greater than 50% of our outstanding shares of common stock, which will cause us to be deemed a “controlled company” under the rules of Nasdaq.

Mr. Cohen, individually, currently controls approximately 66.6% of the voting power of our capital stock and will control approximately [●]% of the combined voting power of our capital stock upon completion of this offering, assuming an offering size as set forth on the cover page hereof. As a result, Mr. Cohen, our Chairman and Chief Executive Officer, owns more than 50% of our outstanding shares (and will continue to own more than 50% of our outstanding shares upon consummation of the offering). As such, we are a “controlled company” under the rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and can elect to be exempt from certain corporate governance requirements, including requirements that:

●	a majority of the Board of Directors consist of independent directors;

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●	the board maintain a nominations committee with prescribed duties and a written charter; and

●	the board maintain a Compensation Committee with prescribed duties and a written charter and comprised solely of independent directors.

As a “controlled company,” we may elect to rely on some or all of these exemptions, although we do not currently intend to take advantage of any of these exemptions. Accordingly, should the interests of Mr. Cohen differ from those of other shareholders, and/or we choose to take advantage of the “controlled company” exemptions, other shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards. Even if we do not avail ourselves of these exemptions in the future, our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price. If we choose to take advantage of the exemptions under the rules of Nasdaq relating to “controlled companies” in the future, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Potential competition from our existing executive officers, after they leave their employment with us, and subject to the non-compete terms of their employment agreements, could negatively impact our profitability.

Although our Chief Executive Officer, Jacob D. Cohen, and our President and Chief Operating Officer, Jonathan Arango, are prohibited from competing with us while they are employed with us and for twelve months thereafter (subject to the terms of, and exceptions set forth in, their employment agreements with the Company), none of such individuals will be prohibited from competing with us after such twelve-month period ends. Accordingly, any of these individuals could be in a position to use industry experience gained while working with us to compete with us. Such competition could distract or confuse customers, reduce the value of our intellectual property and trade secrets, or reduce our future revenues, earnings or growth prospects.

Risks Related to Intellectual Property

We operate in an industry with the risk of intellectual property litigation. Claims of infringement against us may hurt our business.

We must protect the proprietary nature of the intellectual property used in our business. There can be no assurance that trade secrets and other intellectual property will not be challenged, invalidated, misappropriated or circumvented by third parties.

Additionally, our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. Participants that own, or claim to own, intellectual property may aggressively assert their rights. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. Future litigation may be necessary to defend us by determining the scope, enforceability, and validity of third-party proprietary rights or to establish its proprietary rights. Our competitors have substantially greater resources and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

●	cause delays or stoppages in providing products;

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●	divert management’s attention and resources;
●	require technology changes to our products that would cause our Company to incur substantial cost;
●	subject us to significant liabilities; and
●	require us to cease some or all of our activities.

In addition to liability for monetary damages, which may be tripled and may include attorneys’ fees, or, in some circumstances, damages against clients, we may be prohibited from developing, commercializing, or continuing to provide some or all of our products unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

Risks Related to the Telehealth Operations of Our Contracting Parties

The telehealth business of our planned telehealth provider could be adversely affected by ongoing legal challenges or by new state actions restricting the ability to provide telehealth services in certain states.

Our business plan contemplates the use of telehealth providers to provide telehealth consultations and related services on our planned Mangoceuticals platform, which is expected to connect users/customers with third-party health care providers and Epiq Scripts, LLC, our related party pharmacy. We are in the process of entering into contractual arrangements with professional licensed entities and healthcare professionals to allow them to provide clinical services directly to our future customers via telehealth. Through these planned arrangements, the professionals or professional entities will be responsible for the practice of medicine and control of the clinical decision-making.

Our ability to conduct planned business operations in each state is dependent upon the state’s treatment of medicine under such state’s laws, and rules and policies governing the practice of physician supervised services, which are subject to changing political, regulatory and other influences.

We will be dependent on our contracted parties to maintain appropriate telehealth licenses to be able to provide telehealth services to our potential customers and prescribe them our products, which are required to be prescribed by licensed physicians. In the event we are not able to maintain relationships with telehealth providers, state licensing laws make it harder, more costly or impossible to provide telehealth services, or our customers are otherwise unable to obtain prescriptions for our products, we may be unable to sell products, which could result in us having to curtail our business plan or cease operating.

Our contracting parties’ telehealth business could be adversely affected by ongoing legal challenges to their business model or by new state actions restricting their ability to provide the full range of services in certain states.

The ability of our contracted parties’ telehealth operations in each state is dependent upon the state’s treatment of medicine under such state’s laws, rules and policies governing the practice of physician supervised services, which are subject to changing political, regulatory and other influences. In the event our contracted parties are unable to provide telehealth services for any reason, it would have a material adverse effect on our ability to sell products and in turn our revenues and operating results.

Risks Related to Our Governing Documents and Texas Law

Our Certificate of Formation, as amended, Bylaws and Texas law provides for indemnification of officers and directors at our expense and limit the liability of our directors, which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers or directors.

Our Certificate of Formation, as amended, Bylaws and Texas law provide for us to indemnify and hold harmless, to the fullest extent permitted by applicable law, each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan. Our Certificate of Incorporation, as amended, also provides that the personal liability of our directors shall be eliminated to the fullest extent permitted by the Texas Business Organizations Code, as such may be amended or supplemented. These indemnification obligations and limitations of liability may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers or directors.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with our activities, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares.

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We have established preferred stock which can be designated by the Company’s Board of Directors without shareholder approval.

The Company has 10,000,000 shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the Board of Directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the Board of Directors. Because the Board of Directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company’s shareholders, shareholders of the Company will have no control over what designations and preferences the Company’s preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith, could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

Anti-takeover provisions in our Certificate of Formation, as amended and our Bylaws, as well as provisions of Texas law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our Certificate of Formation, as amended, Bylaws and Texas law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or delay attempts by our shareholders to replace or remove our management. Our corporate governance documents include provisions:

●	requiring advance notice of shareholder proposals for business to be conducted at meetings of our shareholders and for nominations of candidates for election to our Board of Directors;

●	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock; and

●	providing indemnification to, our directors and officers.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

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Risks Related to Our Securities and this Offering

Our common stock prices may be volatile and could decline substantially following this offering.

The market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates, and market conditions in general could have a significant impact on the future market price of our common stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

●	actual or anticipated variations in our quarterly operating results;

●	changes in market valuations of similar companies;

●	adverse market reaction to the level of our indebtedness;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the press or investment community;

●	general market, economic, and political conditions, including an economic slowdown or dislocation in the global credit markets;

●	our operating performance and the performance of other similar companies;

●	changes in accounting principles; and

●	passage of legislation or other regulatory developments that adversely affect us or our industry.

The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

The offering price per share of our common stock offered by this prospectus was negotiated between us and the underwriters. Factors considered in determining the price of our common stock include:

●	the information set forth in this prospectus and otherwise available to the Representative;
●	our prospects and the history and prospects for the industry in which we compete;
●	an assessment of our management;
●	our prospects for future revenue and earnings;
●	the general condition of the securities markets at the time of this offering;
●	the recent prices of, and demand for, shares sold by us prior to this offering;
●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and
●	other factors deemed relevant by the Representative and us.

The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

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There is no guarantee that we will be able to comply with Nasdaq’s continued listing standards.

As a condition to consummating this offering, our common stock must be listed for trading on The Nasdaq Capital Market. Notwithstanding the listing of our common stock for trading on Nasdaq, there can be no assurance any broker will be interested in trading our securities. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them. Our underwriters are not obligated to make a market in our securities, and even they do make a market, they can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that such market will continue.

Furthermore, there is no guarantee that we will be able to maintain our listing on The Nasdaq Capital Market for any period of time. Among the conditions required for continued listing on The Nasdaq Capital Market, we must (i) maintain at least $2.5 million in shareholders’ equity or $500,000 in net income over the prior two years or two of the prior three years, (ii) have a majority of independent directors (subject to certain “controlled company” exemptions, which we do not currently plan to take advantage of, as discussed in greater detail above under “Jacob D. Cohen, our Chairman and Chief Executive Officer, beneficially owns greater than 50% of our outstanding shares of common stock, which will cause us to be deemed a “controlled company” under the rules of Nasdaq.”), and (iii) maintain a stock price over $1.00 per share. Our shareholders’ equity may not remain above Nasdaq’s $2.5 million minimum, we may not generate over $500,000 of yearly net income moving forward, we may not be able to maintain independent directors (to the extent required), and we may not be able to maintain a stock price over $1.00 per share. Our failure to meet the continued listing standards of Nasdaq may result in our securities being delisted from The Nasdaq Capital Market.

The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded by other parties. Further, if we are delisted, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and the ability of our shareholders to sell our common stock in the secondary market. If our common stock is delisted by Nasdaq, our common stock may be eligible to trade on an over-the-counter quotation system, such as the OTCQB Market or OTC Pink Market, where an investor may find it more difficult to sell our securities or obtain accurate quotations as to the market value of our securities. In the event our common stock is delisted from Nasdaq in the future, we may not be able to list our common stock or warrants on another national securities exchange or obtain quotation on an over-the counter quotation system.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our common stock to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering for product development, marketing and advertising, and for working capital, and potentially for future acquisitions, although none are currently planned. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If our stock price fluctuates after the offering, you could lose a significant part of your investment.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

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If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our common stock, then our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our market. If no analyst elects to cover us and publish research or reports about us, the market for our common stock could be severely limited and our stock price could be adversely affected. As a small-cap company, we are more likely than our larger competitors to lack coverage from securities analysts. In addition, even if we receive analyst coverage, if one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us issue negative reports or adversely change their recommendations regarding our common stock, our stock price could decline.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

Because the price per share of our common stock being offered is higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the assumed public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and the pro forma net tangible book value of the common stock of $0.10 per share as of June 30, 2022, if you purchase shares of common stock in this offering, you will suffer dilution of $           per share in the net tangible book value of the common stock, which will be $           per share following the offering (on a pro forma, as adjusted basis). See “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase our common stock in the offering.

Future sales of our common stock, other securities convertible into our common stock, or preferred stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our Board of Directors is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of preferred stock, other debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our Board of Directors in its sole discretion may determine. Additionally, pursuant to the Resale Prospectus, we are registering the resale of an aggregate of 4,726,070 shares of common stock, which shares of common stock will be available for immediate resale in the public market (assuming the exercise of warrants to purchase 1,710,570 of such shares). Sales of substantial amounts of our common stock or of preferred stock could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the value of our common stock. Sales of substantial amounts of our common stock by large shareholders, or the perception that such sales could occur, may adversely affect the market price of our common stock.

In addition, in connection with this offering, each of our officers and directors and each shareholder which holds more than 5% of our outstanding shares of common stock have entered into a lock-up agreement that restricts the direct or indirect sale of shares of our common stock beneficially held by such person for 12 months after the closing date of this offering without the prior written consent of the Representative of the underwriters. In addition, such persons have agreed not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of shares of our common stock for 12 months days after the closing date of this offering. The Representative of the underwriters may, at any time, release, or authorize us to release, as the case may be, all or a portion of our common stock subject to the foregoing lock-up provisions. If the restrictions under the lock-up provisions of the lock-up agreements entered into in connection with this offering are waived, shares of our common stock may become available for sale into the market, subject to applicable law, which could reduce the market price for our common stock.

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We have no intention of declaring dividends in the foreseeable future.

The decision to pay cash dividends on our common stock rests with our Board of Directors and will depend on our earnings, unencumbered cash, capital requirements and financial condition. We do not anticipate declaring any dividends in the foreseeable future, as we intend to use any excess cash to fund our operations. Investors in our common stock should not expect to receive dividend income on their investment, and investors will be dependent on the appreciation of our common stock to earn a return on their investment.

The issuance and sale of common stock upon exercise of outstanding warrants may cause substantial dilution to existing shareholders and may also depress the market price of our common stock. Outstanding warrants to purchase shares of common stock of the Company have cashless exercise rights.

As of the date of this prospectus, we had a total of 1,710,570 warrants outstanding each with an exercise price of $1.00 per share and term ranging from August 16, 2027 through September 21, 2027. If the holders of the warrants choose to exercise the warrants, it will cause substantial dilution to the then holders of our common stock. If exercises of the warrants and sales of such shares issuable upon exercise thereof take place, the price of our common stock may decline. In addition, the common stock issuable upon exercise of the warrants may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of the company’s stock will decrease, and any additional shares which shareholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb shares sold by the warrant holders, then the value of our common stock will likely decrease.

Each of the warrants discussed above allow for cashless exercise rights. In a ‘cashless exercise’, the holder reduces the number of shares of common stock issuable upon exercise of the warrants in amount equal to the aggregate value of the exercise price of the exercised warrants. For example, if our common stock was trading at $10 per share and a holder desires to exercise warrants to purchase 100 shares of common stock with an exercise price of $1.00 per share on a cashless basis, the number of shares of common stock issuable to the holder upon such exercise would be reduced by 10 shares, equal in value to $100 ($10 per share x 10 shares), and the holder would receive 90 shares of common stock upon such exercise. We do not receive any cash upon a cashless exercise and as such, while a cashless exercise reduces the dilution which would otherwise exist upon a warrant exercise, it is also not as beneficial to us, as it does not bring in any new investment proceeds. Additionally, holders of warrants with cashless exercise provisions may be more likely to exercise their warrants as they do not have to come out of pocket with any cash exercise payments.

General Risk Factors

Higher labor costs due to statutory and regulatory changes could materially adversely affect our business, financial condition and operating results.

Various federal and state labor laws, including new laws and regulations enacted in response to COVID-19, govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family leave, workplace health and safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As certain of our employees are paid at rates set at, or above but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially adversely affect our business, financial condition and operating results.

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Failure to adequately manage our planned aggressive growth strategy may harm our business or increase our risk of failure.

For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our operations through increased marketing. Our ability to rapidly expand our operations will depend upon many factors, including our ability to work in a regulated environment, establish and maintain strategic relationships with suppliers, and obtain adequate capital resources on acceptable terms. Any restrictions on our ability to expand may have a materially adverse effect on our business, results of operations, and financial condition. Accordingly, we may be unable to achieve our targets for sales growth, and our operations may not be successful or achieve anticipated operating results.

Additionally, our growth may place a significant strain on our managerial, administrative, operational, and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

●	implement additional management information systems;

●	further develop our operating, administrative, legal, financial, and accounting systems and controls;

●	hire additional personnel;

●	develop additional levels of management within our company;

●	locate additional office space; and

●	maintain close coordination among our operations, legal, finance, sales and marketing, and client service and support personnel.

As a result, we may lack the resources to deploy our services on a timely and cost-effective basis. Failure to accomplish any of these requirements could impair our ability to deliver services in a timely fashion or attract and retain new customers.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions in the future, we could have difficulty integrating the acquired company’s assets, personnel and operations with our own. We do not anticipate that any acquisitions or mergers we may enter into in the future would result in a change of control of the Company. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the effect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

●	the difficulty of integrating acquired products, services or operations;

●	the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

●	difficulties in maintaining uniform standards, controls, procedures and policies;

●	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

●	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

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●	the effect of any government regulations which relate to the business acquired;

●	potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or operations, or the defense of any litigation, whether or not successful, resulting from actions of the acquired company prior to our acquisition; and

●	potential expenses under the labor, environmental and other laws of various jurisdictions.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition, many of which cannot be presently identified. These risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

Claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations.

We may be subject to actual and threatened claims, litigation, reviews, investigations, and other proceedings, including proceedings relating to products offered by us and by third parties, and other matters. Any of these types of proceedings, may have an adverse effect on us because of legal costs, disruption of our operations, diversion of management resources, negative publicity, and other factors. The outcomes of these matters are inherently unpredictable and subject to significant uncertainties. Determining legal reserves and possible losses from such matters involves judgment and may not reflect the full range of uncertainties and unpredictable outcomes. Until the final resolution of such matters, we may be exposed to losses in excess of the amount recorded, and such amounts could be material. Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material effect on our business, consolidated financial position, results of operations, or cash flows. In addition, it is possible that a resolution of one or more such proceedings, including as a result of a settlement, could require us to make substantial future payments, prevent us from offering certain products or services, require us to change our business practices in a manner materially adverse to our business, requiring development of non-infringing or otherwise altered products or technologies, damaging our reputation, or otherwise having a material effect on our operations.

We may incur indebtedness in the future which could reduce our financial flexibility, increase interest expense and adversely impact our operations and our costs.

We may incur significant amounts of indebtedness in the future. Our level of indebtedness could affect our operations in several ways, including the following:

●	a significant portion of our cash flows is required to be used to service our indebtedness;

●	a high level of debt increases our vulnerability to general adverse economic and industry conditions;

●	covenants contained in the agreements governing our outstanding indebtedness limit our ability to borrow additional funds and provide additional security interests, dispose of assets, pay dividends and make certain investments;

●	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that our indebtedness may prevent us from pursuing; and

●	debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry.

A high level of indebtedness increases the risk that we may default on our debt obligations. We may not be able to generate sufficient cash flows to pay the principal or interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. If we do not have sufficient funds and are otherwise unable to arrange financing, we may have to sell significant assets or have a portion of our assets foreclosed upon which could have a material adverse effect on our business, financial condition and results of operations.

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Cautionary Note Regarding Forward-Looking Statements

We make forward-looking statements under the “Prospectus Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “would,” “could,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by U.S. federal securities law, we are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

●	our ability to obtain additional funding;

●	the continuing effect of COVID-19 on our planned operations, sales, and the market for our planned products;

●	our ability to build and maintain our brand;

●	cybersecurity, information systems and fraud risks and problems with our websites;

●	our ability to expand and grow our operations, and successfully market our planned;

●	changes in, and our compliance with, rules and regulations affecting our operations, sales, and/or our planned products;

●	shipping, production or manufacturing delays;

●	our ability to obtain and increase sales;

●	regulations we are required to comply with in connection with our operations, manufacturing, labeling and shipping;

●	competition from existing competitors or new competitors or products that may emerge;

●	our dependency on third-parties to prescribe and compound our planned ED product;

●	our ability to establish or maintain relations and/or relationships with third parties;

●	our ability to protect intellectual property rights;

●	our ability to adequately support future growth; and

●	our ability to attract and retain key personnel to manage our business effectively.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus in the case of forward-looking statements contained in this prospectus.

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Use of Proceeds

We estimate that the net proceeds to us from the sale of our shares of common stock in this offering will be approximately $[●] million, assuming an initial public offering price of $[●] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses. Our net proceeds will increase by approximately $[●] million if the underwriters’ over-allotment option to purchase additional shares of common stock is exercised in full (based on the same assumed offering price as described in the preceding sentence).

We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital ($_____, or approximately 32% of the net proceeds), marketing and advertising expenses ($_____, or approximately 37% of the net proceeds), hiring additional personnel to build organizational talent ($_____, or approximately 25% of the net proceeds) and capital expenditures for _________ ($_____, or approximately 3% of the net proceeds). In addition, we may use a portion of the net proceeds of this offering to finance future acquisitions or invest in complementary businesses, services, technologies or intellectual property rights. However, we do not have any agreements or commitments with respect to any such acquisitions or investments at this time.

Pending our use of the net proceeds as described above, we intend to invest the net proceeds in short-term bank deposits or interest-bearing, investment-grade securities.

A $0.50 increase (decrease) in the assumed initial public offering price of $[●] per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $[●] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 0.25 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $[●] million, assuming the assumed initial public offering price of $[●] per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above.

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Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, provisions of applicable law and other factors the board deems relevant.

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Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2022, on:

●	an actual basis;

●	a pro forma basis, after giving effect to the sale of 1,500,500 shares as part of the 1,500,500 units for an aggregate of $1,500,500 in August and September 2022 (the “August/September 2022 Private Placement”); and

●	a pro forma, as adjusted basis, after giving effect to (i) the August/September 2022 Private Placement; and (ii) the sale of [●] shares of our common stock in this offering at an assumed public offering price of $[●] per share (the midpoint of the range set forth on the cover page of this prospectus), and our receipt of the estimated $ [●] million in net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by us.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	At June 30, 2022 (In thousands)
	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$1	$1,271	$

Stockholders’ deficit:
Common stock (par value $0.0001 per share), 10,250,000, 11,720,500 and [_________] shares issued and outstanding at June 30, 2022, on a an actual, pro forma and pro forma as adjusted basis, respectively	1	1
Additional paid-in capital	227	1,497
Accumulated deficit	(367)	(367)		(	)
Total stockholders’ deficit	(138)	1,131
Total capitalization	$(138)	$1,131	$

A $0.50 increase (decrease) in the assumed initial public offering price of $[●] per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $[●] million, and after deducting estimated underwriting discounts and commissions and estimated expenses of the offering. Similarly, each increase (decrease) of 0.25 million shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $[●] million, after deducting estimated underwriting discounts and commissions.

The number of shares of common stock to be outstanding after this offering is based on 10,250,000 shares outstanding as of June 30, 2022, and does not give effect to:

●	[●] shares of common stock issuable to the representative of the underwriters upon the exercise of its option to purchase additional shares to cover over-allotments, if any;

●	any exercise of outstanding options to purchase 1,250,000 shares of common stock at an exercise price of $1.10 per share (granted after June 30, 2022);

●	any exercise of outstanding warrants to purchase 1,710,570 shares of common stock at an exercise price of $1.00 per share (all of which were granted after June 30, 2022); and

●	any future awards under our 2022 Equity Incentive Plan.

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Dilution

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

As of June 30, 2022, our net tangible book value was ($0.1) million, or ($0.01) per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

The pro forma net tangible book value of our common stock as of June 30, 2022, giving effect to of 1,500,500 shares as part of the 1,500,500 units for an aggregate of $1,500,500 in August and September 2022, pursuant to our private placement which sales closed prior to the date of this prospectus, was approximately $1.1 million, or $0.10 per common stock share. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

Dilution in net pro forma tangible book value per share of common stock represents the difference between the public offering price per share of our common stock in this offering and the adjusted pro forma net tangible book value per share of our common stock after giving effect to this offering. After giving effect to the sale of shares of common stock in this offering at an assumed offering price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting commissions and estimated offering expenses payable by us, our as pro forma adjusted net tangible book value would have been $[●] per share. This represents an immediate increase in pro forma net tangible book value of $[●] per share to our existing shareholders and immediate dilution of $[●] per share to new investors purchasing shares at the proposed public offering price. The following table illustrates the dilution in net tangible book value per share to new investors as of June 30, 2022:

Assumed initial public offering price per share of common stock			$
Net tangible book value per common stock share as of June 30, 2022		$(0.01)
Increase in net tangible book value per common stock attributable to the August/September 2022 Private Placement		0.11
Pro forma net tangible book value per common stock share as of June 30, 2022		0.10
Increase in net tangible book value per share of common stock attributable to this offering	$
Pro forma, as adjusted net tangible book per common stock share as of June 30, 2022, after this offering			$
Dilution per common stock share to investors participating in this offering			$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $0.50 increase (decrease) in the assumed initial public offering price of $[●] per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma adjusted net tangible book value per share after this offering by approximately $[●] per share and increase (decrease) the dilution to new investors by $[●] per share, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 0.25 million shares in the number of shares of common stock offered by us would increase (decrease) our as pro forma adjusted net tangible book value by approximately $[●] per share and decrease (increase) the dilution to new investors by approximately $[●] per share, in each case assuming the assumed initial public offering price of $[●] per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their option to purchase additional shares of common stock in full, the net tangible book value per share, as adjusted to give effect to this offering, would be $[●] per share, and the dilution in net tangible book value per share to investors in this offering would be $[●] per share.

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The number of shares of common stock to be outstanding after this offering is based on 10,250,000 shares outstanding as of June 30, 2022, and does not give effect to:

●	[●] shares of common stock issuable to the Representative of the underwriters upon the exercise of its option to purchase additional shares to cover over-allotments, if any;

●	any exercise of outstanding options to purchase 1,250,000 shares of common stock at an exercise price of $1.10 per share (granted after June 30, 2022);

●	any exercise of outstanding warrants to purchase 1,710,570 shares of common stock at an exercise price of $1.00 per share (all of which were granted after June 30, 2022); and

●	any future awards under our 2022 Equity Incentive Plan.

The following table sets forth, as of June 30, 2022, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors in this offering at an assumed initial public offering price of $[●] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing investors before this offering
Investors purchasing shares in this offering
Total		100.0%		100.00%	$

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Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and accompanying notes included elsewhere in this prospectus. The following discussion contains forward-looking statements regarding future events and the future results of the Company that are based on current expectations, estimates, forecasts, and projections about the industry in which the Company operates and the beliefs and assumptions of the management of the Company. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this prospectus, particularly under “Risk Factors,” and in other reports we file with the SEC. See also “Cautionary Note Regarding Forward-Looking Statements.” The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason except as required by law. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus.

The following discussion is based upon our financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingencies.

Introduction

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided in addition to the accompanying financial statements and notes to assist readers in understanding our results of operations, financial condition, and cash flows. MD&A is organized as follows:

●	Plan of Operations.

●	Results of Operations.

●	Liquidity and Capital Resources.

●	Critical Accounting Policies and Estimates.

This information should be read in conjunction with the financial statements and related notes included in the audited financial statements beginning under “Index to Financial Statements” in this prospectus.

See also “Glossary of Industry Terms” above for information on certain of the terms used below.

Plan of Operations

The Company is headquartered in Dallas, Texas and intends to grow its business both organically and through identifying acquisition targets over the next 12 months in the technology, health and wellness space. Specifically, the Company plans to continue to make additional and ongoing technology enhancements to its platform, further develop, market and advertise additional men’s health and wellness related products on its telemedicine platform, and identify strategic acquisitions that complement the Company’s vision. As these opportunities arise, the Company will determine the best method for financing such acquisitions and growth which may include the issuance of debt instruments, common stock, preferred stock, or a combination thereof, all of which may result in significant dilution to existing shareholders.

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To support our existing operations or any future expansion of business, including the ability to execute our growth strategy, we must have sufficient capital to continue to make investments and fund operations. We have plans to pursue an aggressive growth strategy for the expansion of operations through marketing to attract new customers once our planned Mango ED product is ready for commercial sale.

We expect that the proceeds from this offering plus our current cash will be sufficient to fund our operations and execute our growth strategy (as discussed above) for at least 12 months after the date of this prospectus. After this offering, we may seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may not be able to obtain financing on acceptable terms or at all. The terms of any financing may adversely affect the holdings or rights of our shareholders. Although we continue to pursue these plans, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continued operations, if at all.

Results of Operations

We have not sold any products or generated any revenues to date.

From October 7, 2021 to December 31, 2021, we had general and administrative expenses of $17,250 and $181 of interest expense (which represented imputed interest on the related party loans discussed below under “Liquidity and Capital Resources”), which resulted in a net loss of $17,701 for the period.

For the six months ended June 30, 2022, we had general and administrative expenses of $346,612 and $2,472 of interest expense (which represented imputed interest on the related party loans discussed below under “Liquidity and Capital Resources”), which resulted in a net loss of $349,084 for the period.

Liquidity and Capital Resources

On June 30, 2022, we had $868 of cash on-hand, compared to $22,550 of cash on-hand of December 31, 2021.

As of June 30, 2022, the Company had total current liabilities of $139,200, consisting of accounts payable of $25,000 and notes payable to related parties of $114,200, as discussed in further detail below under “Related Party Loans and Advances”).

As of June 30, 2022, we had $868 in total assets (all current), $139,200 in total liabilities (all current), a working capital deficit of $138,332 and a total accumulated deficit of $138,332.

We have mainly relied on related party loans, as well as funds raised through the sale of securities, mainly through the private placement offering discussed below, to support our operations since inception. We have primarily used our available cash to pay operating expenses. We do not have any material commitments for capital expenditures.

We have experienced recurring net losses since inception. We believe that we will continue to incur substantial operating expenses in the foreseeable future as we continue to invest to bring our planned Mango ED product to market and to attract customers, expand the product offerings and enhance technology and infrastructure. These efforts may prove more expensive than we anticipate, and we may not succeed in generating revenues or net income to offset these expenses. Accordingly, we may not be able to achieve profitability, and we may incur significant losses for the foreseeable future. Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2021, describing the existence of substantial doubt about our ability to continue as a going concern.

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To support our existing operations or any future expansion of business, including the ability to execute our growth strategy, we must have sufficient capital to continue to make investments and fund operations. We have plans to pursue an aggressive growth strategy for the expansion of operations through marketing to attract new customers once our planned Mango ED product is ready for commercial sale.

Cash Flows

	From October 7, 2021 (Inception) to December 31, 2021	Six-months ended June 30, 2022
Cash provided by (used in):
Operating activities	$(17,520)	$(96,612
Investing activities	—	—
Financing activities	40,070	74,930
Net increase (decrease) in cash	$22,550	$21,682

Net cash used in operating activities was $96,612 for the six months ended June 30, 2022, which was mainly due to $349,084 of net loss, offset by $225,000 of common stock issued for services.

Net cash used in operating activities was $17,520 for the period from October 7, 2021 (Inception) through December 31, 2021, which was due to $17,701 of net loss offset by $181 of imputed interest.

Net cash provided by financing activities was $74,930 for the six months ended June 30, 2022, which was mainly due to $74,930 of notes payable from related parties.

Net cash provided by financing activities was $40,070 for the period from October 7, 2021 (Inception) through December 31, 2021, which was due to $39,270 of notes payable from related parties and offset by $800 of proceeds from the sale of stock.

Related Party Loans and Advances

On December 10, 2021 and March 18, 2022, the Company received advances of $39,200 and $50,000, respectively, for a total of $89,200 from its previous majority shareholder, American International, in order to cover various general and administrative expenses. The amount owed to American International was $39,200 as of December 31, 2021. Imputed interest equal to 8% per annum, or $181, was recorded against the related party advance as of December 31, 2021. Other than the imputed interest discussed above, the advances bear no interest and are due on demand upon the Company’s ability to repay the advances from either future revenues or investment proceeds. Pursuant to the terms of the June 16, 2022, SPA discussed above, on June 16, 2022, Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from American International to the Company.

On June 29, 2022, Company received an advance of $25,000 from Cohen Enterprises in order to cover various general and administrative expenses. The total amount owed to Cohen Enterprises was $114,200 as of June 30, 2022 and the Company recorded imputed interest equal to 8% per annum, or $2,472, against the related party advances as of June 30, 2022.

On December 10, 2021, the Company received an advance of $70 from ZipDoctor, Inc., a wholly owned subsidiary of its then sole shareholder, American International, which was used to open and establish the Company’s bank account. The advance bears no interest and is due on demand upon the Company’s ability to repay the advance from either future revenues or investment proceeds. The amount owed to ZipDoctor was $70 as of December 31, 2021. Imputed interest equal to 8% per annum, or $0, was recorded against the related party advance as of December 31, 2021. The amount was paid in full on May 24, 2022 and the amount owed to ZipDoctor was $0 as of June 30, 2022.

Jacob D. Cohen, the Company’s Chairman and Chief Executive Officer, has made his personal credit card available for purchases on behalf of the Company to cover various general and administrative expenses. Mr. Cohen has been repaid a total of $11,613 as of June 30, 2022, for Company purchases made using his personal credit card.

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Private Placement

During August and September 2022, the Company undertook a private placement of units to accredited investors, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a price of $1.00 per unit. The warrants have a five-year term (from each closing date that units were sold) and an exercise price of $1.00 per share. If at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for the resale of the shares of common stock issuable upon exercise the warrants, the holder of the warrants may elect a cashless exercise of the warrants. Boustead Securities, LLC, the underwriter for this offering, served as the placement agent in connection with the private placement. In total, we sold an aggregate of 1,500,500 units for $1,500,500 to 19 accredited investors between August 16, 2022 and September 20, 2022.

Need for Future Funding

As discussed above, our current capital resources, combined with the net proceeds from the offering, are expected to be sufficient for us to fund operations for the next 12 months. We may need funding in addition to the funding raised in this offering, to support our operations in the future. We may also seek to acquire additional businesses or assets in the future, which may require us to raise funding. We currently anticipate such funding, if required, being raised through the offering of debt or equity. Such additional financing, if required, may not be available on favorable terms, if at all. If debt financing is available and obtained, our interest expense may increase and we may be subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained it may result in our shareholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our business plan, which may cause the value of our securities to decline in value.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. See “Note 2 – Summary of Significant Accounting Policies” to the audited financial statements included under “Index to Financial Statements,” below.

JOBS Act and Recent Accounting Pronouncements

The JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

We have implemented all new accounting pronouncements that are in effect and may impact our financial statements and we do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial position or results of operations.

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Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

Business

Overview

We are in the process of building a proprietary backend technology solution that connects consumers to licensed healthcare professionals through our website at www.MangoRX.com (currently under construction) for the provision of care via telehealth and also providing access for customers to a licensed pharmacy for online fulfillment and distribution of certain medications that may be prescribed as part of telehealth consultations. To date, we have developed what we believe is a go-to-market strategy inclusive of product development, operations, marketing and advertising; however, we have not yet produced any products and have generated no revenues to date.

We have identified men’s wellness telemedicine services and products as a growing sector in recent years and especially related to the areas of erectile dysfunction (“ED”) and hair loss products. We are currently in the process of developing and preparing to market a new and innovative brand of ED product under the brand name “Mango.” This product would be produced at a compounding pharmacy and would be available to patients on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. We expect that this product may deliver fast acting results through a combination of ingredients found in U.S. Food and Drug Administration (“FDA”)-approved drugs, including Tadalafil (the active ingredient in Cialis), Oxytocin and L-Arginine, an amino acid that is available as a dietary supplement. We currently anticipate using approximately $1.8 million of the net proceeds of this offering to finance the marketing and operational expenses associated with the planned launching of Mango in the fourth quarter of 2022. To date, we have designed certain product packaging for our Mango ED product, have engaged a pharmacy licensed in Texas to compound and ship our planned product (as discussed in further detail below under “—Material Agreements—Master Services Agreement with Epiq Scripts”) and have entered into an agreement with a physician network which has agreed to provide us telemedicine services, which are required in order for our customers to obtain prescriptions for our planned Mango product (as discussed in further detail below under “—Material Agreements—Physician Services Agreement with Doctegrity”).

One of the reasons we believe that Mango may deliver fast acting results is that it has been formulated as a Rapid Dissolve Tablet (“RDT”) using a sublingual (applied under the tongue) delivery system to bypass the stomach and liver. We believe that this gives Mango a fast onset of action while providing users with a tasty mango flavor. Though the active ingredients that comprise our planned Mango product are meant to treat ED – an issue that according to a 2018 study published in The Journal of Sexual Medicine has been estimated to affect over one-third of today’s men’s population (with prevalence increasing with age) – we are also aiming to brand ourselves as a lifestyle company marketed to men seeking enhanced sexual vitality, performance, and overall mood and confidence. Mango is expected to be sold exclusively online via our website at www.MangoRX.com (currently under construction).

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Our Pharmacy and Telehealth Providers

According to the American Medical Association, the corporate practice of medicine doctrine prohibits corporations from practicing medicine and from employing a physician to provide professional medical services. The corporate practice of medicine doctrine has been adopted by a majority of states in the U.S. and as a result, we have entered into a contractual arrangement with a third party (as discussed in further detail below), which has agreed to make available to us, healthcare professionals, to allow them to provide clinical services directly to our future customers via telehealth. We plan to use healthcare professionals to provide telehealth consultations and related services on our Mangoceuticals platform which has been developed and is complete. This platform will be the backbone of the Company’s business as it will connect consumers with both the medical provider and the pharmacy for fulfillment. It is also the system that we will use to create marketing funnels for outgoing marketing, customer management and support, and analytics for future sales.

Our Related Party Pharmacy

As discussed in greater detail below under “—Material Agreements—Master Services Agreement with Epiq Scripts,” we have entered into an exclusive Master Services Agreement and statement of work with Epiq Scripts, LLC (“Epiq Scripts”), for its specialty compounding and packaging capabilities, fulfillment, and distribution of certain prescription products available through our planned platform. These prescription products include our planned Mango ED product. Epiq Scripts is a related party because it is 51% owned by American International Holdings Corp. (“AMIH”), in which our Chairman and Chief Executive Officer, Jacob D. Cohen, serves as its CEO, director, and controlling shareholder.

Epiq Scripts is currently fully licensed with the Texas State Board of Pharmacy (“TSBP”) with the intent of applying for the remaining 49 state licenses by the first quarter of 2023. Epiq Scripts has obtained its National Provider Identifier (“NPI”) number and is now a member of the National Council for Prescription Drug Programs (“NCPDP”), a standards development organization. Additionally, Epiq Scripts has applied for the highest level of accreditation with the Utilization Review Accreditation Commission (“URAC”), a Washington DC-based healthcare accrediting organization that establishes quality standards for the entire healthcare industry. Until Epiq Scripts receives licenses in the other 49 states, we will be limited to selling our planned Mango products in only the states in which Epiq Scripts holds licenses.

As a result of the above, Epiq Scripts can currently only provide services to the Company in Texas, and the Company will be unable to sell its planned products to any customers in any states other than Texas until Epiq Scripts is able to obtain licenses in other states and will thereafter be limited to selling products to customers only in the states in which Epiq Scripts holds licenses.

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Our Customer Portal

We have developed a proprietary backend technology solution platform that will connect consumers to licensed healthcare professionals through our website at www.MangoRX.com (currently under construction) for the provision of care via telehealth and will also provide access for customers to our licensed pharmacy for online fulfillment and distribution of certain medications that may be prescribed as part of telehealth consultations. Additional features to this backend technology solution allow for the creation and management of customer accounts whereby customers will have the ability to login, view and make changes to their respective accounts. These changes include, but are not limited to, reviewing order history, tracking order shipments, requesting and ordering product refills and making other profile changes such as shipping address and payment changes.

The backend technology solution will also house and manage all customer data allowing the Company with additional key functionality, including but not limited to, providing customer service and support and data analytics for various marketing initiatives and reporting functions.

Our Growth Strategy

Our Planned Marketing Strategy

We intend to market and advertise our Mango products on a variety of advertising mediums including, but not limited to, social media, online search websites, television, radio, out-of-home, and other media channels, to the extent we are legally able to, and in compliance with applicable FDA rules and requirements. However, due to such rules and requirements, we expect that we will be extremely limited in the content of the claims and promotional statements that we will able to make regarding our products under applicable FDA regulations. We believe advertising in a diversified set of media channels will be important to prevent overreliance on any single channel and to maximize the exposure of our brand to our desired customers. We also intend to reach our customers through our own future social media accounts, press coverage and public relations, internally developed educational and lifestyle content, and through engagement of social media influencers, hired and paid celebrities and talent, and physical brand advertising campaigns, in each case funding permitting, and in each case subject to applicable rules and regulations, which are expected to significantly limit the content of such marketing materials. We believe that this overall strategy will drive significant customer traffic to our platform, including direct type-in traffic and organic online search traffic.

We also intend to utilize a marketing strategy focused on analytics and data. We are designing our internal systems to measure consumer behavior, including which types of consumers generate more revenue in their first purchase, generate more revenue over time, generate more gross profit from their purchases, and which types of consumers are most valuable over their lifetime. We also plan on measuring the effectiveness of our marketing budgets and the rate of return we generate from our marketing campaigns. We have retained and plan on using an outside marketing and advertising firm to assist management in identifying marketing and advertising campaigns, media purchases and mediums, and seeking to drive a sufficient rate of return from our marketing and advertising budgets.

Planned Timing of Commercial Launch of our Mango ED Product

We are waiting on the completion of certain other variables before officially launching our platform and seeking the commercial sale of our Mango ED product. Such variables include the following: packaging (both material packaging and equipment for sealing), establishing shipping accounts with preferred vendors, establishing marketing and advertising content, and providing additional time for our contracted pharmacy to receive additional state licenses. We anticipate commencing the platform and seeking to generate revenues from the sale of products in the fourth quarter of 2022. Through our Physician Services Agreement, the healthcare professionals are responsible for the practice of medicine and control of the clinical decision-making.

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Planned Geographic Sales and Availability

We plan to utilize both a synchronous and asynchronous approach through our telemedicine platform, connecting customers through our platform and contracted physicians and pharmacy. An asynchronous visit allows a physician to verify the patient’s identity, demographics and collect the medical history online without needing to physically see or speak to the patient. A synchronous visit requires the doctor to either speak directly to the patient and/or see the patient either via video conference or in person. As discussed above, we initially plan to focus our sales in Texas, where our related party pharmacy is located, with the goal of eventually working with medical practitioners with licenses across all 50 states.

Planned Subscriptions

We intend to provide our customers with an option to purchase our Mango products on a subscription basis. Subscription plans are expected to provide an easy and convenient way for customers to get ongoing treatment while simultaneously providing the Company with predictability through a recurring revenue stream.

For subscription plans, we expect that customers will be able to select a desired timeframe in which to receive products, which we expect will range from once every month to once every six months. The customer will then be billed on a recurring basis based on the selected timeframe and specified quantity of product, which will be shipped after each billing from our pharmacy. Customers will be able to cancel subscriptions in between billing periods to stop receiving additional products and reactivate subscriptions. Our integrated technology platform is expected to serve customers from customer discovery, through the purchase of products on our website, to connecting customers with medical providers for telehealth consultations (through our physician network), to the fulfillment and delivery of orders (through our pharmacy), and finally through ongoing management by medical providers (also through our physician network). We expect that our platform will provide us cost advantages and efficiencies to offer customers affordable prices and generate increased revenues over time.

We intend to launch new products over time and offer additional subscription-based offerings which we hope will result in growth in revenue through recurring revenue streams.

Competition and Competitive Advantages

We plan to mainly compete with other companies offering men’s wellness products, including Hims & Hers Health, Inc. and Roman; and with our planned Mango product, we will also be competing against much larger pharmaceutical companies who offer ED branded drugs like Viagra (Pfizer) and Cialis (marketed by Lilly ICOS LLC, a joint venture between Eli Lilly and Company and ICOS Corporation) and their generic forms. These companies have much greater resources than we do and well-known brand names.

Our future men’s wellness products will also likely need to compete against other traditional healthcare providers, pharmacies, and large retailers that sell non-prescription products.

We intend to compete against these competitors based on our branding, advertising, unique compounding, and fast acting product delivery systems (i.e., our planned Mango product is being designed to be taken sublingually, versus in pill form).

The Market for ED Products

According to a January 2022 report published by Verified Market Research, the Global Erectile Dysfunction Drugs Market size was valued at $3.63 billion in 2020, mainly due to the increase in patient awareness and the early adoption of sedentary lifestyle. It is also estimated that nearly 3-in-5 men in the US have suffered from erectile dysfunction, according to a survey reported in February 2022, by LetsGetChecked, a leading at-home health screening and insights company (based on research carried out by Opinium Research among 2,006 men in the USA, 1,178 of whom had previously experienced erectile dysfunction, from February 7-10, 2020). According to that study, age isn’t that big a factor either, with 56% of men 18-34 years old being affected, compared to 63% of those over the age of 55. The study also determined that most men blame psychological factors for ED – with 41% blaming stress, 34% blaming having “too much on their mind,” and 31% believing it is performance anxiety.

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Regulatory Environment

We plan to produce and sell our planned products, including our planned Mango ED product under an exemption provided by Section 503A of the Federal Food, Drug, and Cosmetic Act (“FFDCA Act”). Section 503A describes the conditions under which compounded human drug products are exempt from the FFDCA Act sections on FDA approval, prior to marketing, current good manufacturing practice (“cGMP”) requirements and labeling with adequate directions for use. One of these conditions is that the drugs must be compounded based on the receipt of valid patient-specific prescriptions; another condition limits “copying” of FDA-approved products, which restricts compounding drugs that have the same active ingredients and route of administration as FDA-approved products that are commercially available. The FDA also prohibits any marketing or promotional statements that are “false or misleading in any particular,” including making any unsupported superiority claims against other products or the failure to disclose a material fact.

Compounded drugs, like our planned Mango product, are not FDA-approved. This means that the FDA does not verify the safety or effectiveness of such drugs. Instead, consumers rely on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. Compounded drugs also lack an FDA finding of manufacturing quality before such drugs are marketed.

Government Regulation

We, as are many other companies, are also subject to environmental laws, rules and regulations which could affect our operations, including those disclosed below.

Physicians and mid-level providers (e.g., physician assistants, nurse practitioners) who provide professional clinical services via telehealth must, in most instances, hold a valid license to provide the applicable professional services in the state in which the patient is located. As such, the physicians provided to us through our relationship with BrighterMD, LLC dba Doctegrity, discussed below under “—Material Agreements—Physician Services Agreement with Doctegrity,” will be required to be licensed under applicable state law.

To qualify for the exemptions under section 503A of the FFDCA Act, among other requirements, a drug must be compounded by a licensed pharmacist or a licensed physician that does not compound regularly or in inordinate amounts any drug products that are essentially copies of a commercially available drug product. As discussed below under “—Material Agreements—Master Services Agreement with Epiq Scripts,” we have entered into an agreement with Epiq Scripts, a related party, to provide us compounding and other pharmacy services.

We expect that our planned operations will be subject to extensive government regulation, from the entry into agreements with physicians or groups of physicians to provide telehealth services to our potential customers, to the marketing and promotion of our products, the creation of our products, and the sale of our planned products through licensed pharmacists.

Some of the rules and regulations we expect to be subject to include:

Federal Anti-Kickback Statute

The Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b) is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, we do not expect to apply to our operations as we do not plan to seek payment for our services from the federal government. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties and fines. Imposition of any of these remedies could have a material adverse effect on our business, financial condition and results of operations.

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We do not anticipate our current anticipated operations will be subject to the Anti-Kickback Statute as we do not plan to seek reimbursement under a federal health care program.

U.S. Food and Drug Administration (“FDA”) Regulation

The FDA regulates product promotion and noncompliance and this could result in the FDA requesting that we modify our product promotion or subject us to regulatory and/or legal enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine, and criminal penalties. Other federal, state or foreign enforcement authorities also monitor product promotion and have the authority to levy significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement, if violations of applicable law or regulations occur. We also believe that the FDA will likely consider our compounded combination product to be different from previously FDA-approved products, and that the FDA will not likely allow us to rely on any FDA-approved labeling or prescribing information.

Risk of Litigation

Additionally, federal and state statutes provide for private causes of action to plaintiffs alleging misleading marketing claims, or otherwise making allegations which are found to be in violation of such laws. As such, misleading promotional statements and practices can lead to litigation under state consumer protection and unfair trade practices laws. To date, there has been a substantial amount of litigation under these laws challenging the marketing and sale of compound drugs and we may face legal actions, and be subject to significant penalties, judgments and damages, if we are found to have violated these laws.

Health Information Privacy and Security Laws

Numerous U.S. state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of health information. We believe that, because of our operating processes, we are not a covered entity or a business associate under the Health Insurance Portability and Accountability Act and the implementing regulations (“HIPAA”), which establishes a set of national privacy and security standards for the protection of protected health information by health plans, healthcare clearinghouses, and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Because we will need to use and disclose customers’ health and personal information in order to provide our services, we expect to develop and maintain policies and procedures to protect that information in the future.

In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity and security of health information and other types of personal information. These laws and regulations are often uncertain, contradictory, and subject to changing or differing interpretations. Additionally, these laws may be similar to or even more protective than, and may not be preempted by, HIPAA and other federal privacy laws. The privacy and data protection laws in many states in which we operate are more restrictive than HIPAA and/or may apply more broadly than HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. We expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future; as state laws are changing rapidly.

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For example, as of the date of this prospectus, five states—California, Colorado, Connecticut, Utah and Virginia—have enacted consumer data privacy laws. The data privacy laws have a number of things in common with each other, including allowing residents of those states the right to access and delete their personal information and to opt-out of the sale of their personal information, among others. Other provisions require commercial websites or online services to post a privacy policy that describes the types of personal information collected, what information is shared with third parties, and how consumers can request changes to certain information. Our compliance with these and future rules may increase our operating and expenses and our failure to comply with these rules could subject us to fines, penalties and litigation.

In addition to the above, proposed or new legislation and regulations could also significantly affect our business. There currently are a number of proposals pending before federal, state, and foreign legislative and regulatory bodies.

Product Liability

As a distributor of men’s health and wellness products, the Company will face an inherent risk of exposure to product liability claims, regulatory action and litigation if its future products are alleged to have caused significant loss or injury. In addition, the sale of our products will involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our future products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

For example, a 2014 study published in The Journal of the American Medical Association determined that sildenafil (the active ingredient in Viagra) may be associated with a higher risk of developing melanoma. The study evaluated data from more than 25,000 men who used sildenafil and found that sildenafil use was significantly associated with an increased risk of subsequent melanoma, after considering other risk factors. It is possible that the ingredients we plan to use in our Mango ED product or any other products we sell in the future could be found in the future to result in increases in the likelihood of developing cancer or other diseases, which could subject us to litigation, penalties or recalls.

Insurance

We have an insurance policy in effect that includes customary coverage and protection for professional liability, general liability, employee benefits and protection against claims including technology products, services and against cyber security.

Material Agreements

Physician Services Agreement with Doctegrity

On August 1, 2022, we entered into a Physician Services Agreement (the “Physicians Agreement”) with BrighterMD, LLC dba Doctegrity (“Doctegrity”). Pursuant to the Physicians Agreement, Doctegrity, which provides online telemedicine technology services and provides access to independently contracted licensed physicians and providers, agreed to (a) arrange for the services of a physician or, where appropriate, a mid-level practitioner with delegated authority from a physician, licensed in the appropriate state in which the practice of medicine will take place, who will establish a physician/patient relationship with patients associated with the Company’s platform in accordance with the laws and regulations of the appropriate state(s) and also provide physician review and assessment and quality control of the Company’s or related brands’ advertising of services, medical questionnaires and related prescription requests; and (b) provide an asynchronous telehealth platform (and in certain cases, synchronous capabilities in certain U.S. states where and when available and applicable) which provides patient access to licensed physicians in the state from which the patient, who is participating under our platform resides.

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It is contemplated that Doctegrity will provide access to physicians through our telehealth platform, to our potential customers and such physicians will make a determination, in their sole discretion, as to whether or not to prescribe our products (initially our Mango ED product) to potential customers. If the physicians prescribe our Mango ED product, then the customers will pay us for our products. Epiq Scripts, pursuant to the Master Services Agreement and SOW, will be provided information on the customer and compounding of our product, will compound the product, and ship the product out to customers using packaging and shipping materials which we supply.

Payment for services of Doctegrity under the Physicians Agreement is not contingent upon a prescription being written and we are required to pay Doctegrity for a per visit fee whether or not a physician, in the physician’s sole discretion, makes a medical decision, to write a prescription. We agreed to pay Doctegrity certain per visit technology fees per asynchronous and synchronous visit with the Company’s potential customers.

The Physicians Agreement has a term of one year subject to automatic one-year renewals unless and until terminated in accordance with the Physicians Agreement, including by either party with 90 days prior written notice with or without cause and for cause with ten days’ written notice.

The Physicians Agreement requires us and Doctegrity to maintain certain minimum levels of insurance, and contains customary representations and warranties, indemnification obligations, force majeure provisions and confidentiality obligations.

The agreement also includes certain covenants restricting our operations, restricting us and our owners, directors, officers, and managers, during the term of the agreement and for 12 months thereafter from providing to or for any customer any services or products, solutions, of the type provided by Doctegrity, using confidential information received during the term of the agreement.

Master Services Agreement with Epiq Scripts

On September 1, 2022, and effective on August 30, 2022, we entered into a Master Services Agreement with Epiq Scripts, LLC (“Epiq Scripts”), which is 51%-owned by American International. Mr. Cohen, our Chairman and Chief Executive Officer, serves as the Chief Executive Officer and a director of, and has voting control over, American International. As discussed above under “Business—Formation and Transfer of Control,” the Company was wholly-owned by American International until April 16, 2022, when control of the Company was sold to Cohen Enterprises, which is owned by Mr. Cohen.

Pursuant to the Master Services Agreement and a related statement of work (“SOW”), Epiq Scripts agreed to provide pharmacy and related services to the Company, the Company agreed to exclusively use Epiq Scripts as the provider of the Services (defined below) during the term of the agreement, so long as Epiq Scripts complies with the terms of the Master Services Agreement. The agreement also includes a 30 day right of first refusal for Epiq Scripts to provide pharmacy services for any new product that Mango may introduce during the term of the agreement.

Pursuant to the SOW, Epiq Scripts agreed to provide for the online fulfillment, specialty compounding, packaging, shipping, dispensing and distribution (collectively, the “Services”) of products sold exclusively via our website that may be prescribed as part of a telehealth consultation on our platform. Epiq Scripts also agreed to provide mail service pharmacy services to us on an exclusive basis during the term of the SOW.

We agreed to provide Epiq Scripts with all custom packaging materials, including but not limited to, individual sachet and/or blister packaging materials, outer box packaging, and any custom inserts and/or marketing information to accompany the prescription shipment, if any and to provide Epiq Scripts with quarterly sales forecasts to ensure Epiq Scripts has enough packaging materials on hand to cover a 90 day period. We agreed to pay for all direct shipping, delivery and related courier costs and to provide Epiq Scripts with direct access to any online accounts to access and generate shipping labels for the fulfillment and delivery of our products.

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The SOW has a term through December 31, 2025, automatically renewable thereafter for successive one-year terms unless either party terminates the agreement at least 90 days before renewal thereof and the SOW is subject to the same termination rights of the parties as set forth in the Master Services Agreement (discussed below).

Pursuant to the SOW, we agreed to pay Epiq Scripts certain fixed rate fees for prescription fulfillment, processing and packaging (per prescription) and drug compounding (per pill), provided the per pill rate is reduced upon us exceeding 3,500 product packages per month.

Under the Master Services Agreement, we are solely responsible for billing and collecting funds from our customers and Epiq Scripts is paid out of funds that we actually collect.

We paid Epiq Scripts a total of $60,000 upon our entry into the Master Services Agreement, comprising $45,000 as a one-time non-refundable technology systems setup and implementation fee and $15,000 as an upfront retainer to be credited future products sales.

The Master Services Agreement has a term of five years, automatically renewable to additional one-year terms thereafter unless either party provides the other notice of termination at least 90 days prior to the date of automatic renewal. The Master Services Agreement can be terminated (i) upon breach of the agreement by the other party, subject to a 90-day cure right, (ii) if a party enters into bankruptcy or fails to pay its debts as they become due, or (iii) if Epiq Scripts becomes unable to perform the services covered by the Master Services Agreement and any statements of work associated therewith.

Payments under the Master Services Agreement are due within 15 days after the end of each month during which collections are received. The Master Services Agreement contains customary confidentiality obligations, record retention provisions, audit rights, indemnification obligations and representations and warranties of the parties.

Epiq Scripts has filed with the Utilization Review Accreditation Commission (“URAC”) to obtain its pharmacy accreditation and has obtained its first state license in the State of Texas. It is in the process of applying for additional state licenses and plans to eventually obtain licenses in all 50 states by the first quarter of 2023, with some state licenses easier to obtain and quicker to obtain than others.

As a result of the above, Epiq Scripts can currently only provide the Services to the Company in Texas, and the Company will be unable to sell its planned products to any customers in any states other than Texas until Epiq Scripts is able to obtain licenses in other states and will thereafter be limited to selling products to customers only in the states in which Epiq Scripts holds licenses.

Consulting Agreements

On September 6, 2022, we entered into a Consulting Agreement with PHX Global, LLC (“PHX”), which is owned by Peter “Casey” Jensen, who is a member of the Board of Directors of American International. Pursuant to the Consulting Agreement, PHX agreed to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued PHX 50,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to PHX in the Resale Prospectus, which shares of common stock are included therein.

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On September 6, 2022, we entered into a Consulting Agreement with Ezekiel Elliott (“Elliott”), currently a professional football player and the running back for the Dallas Cowboys, to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Elliott 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Elliott in the Resale Prospectus, which shares of common stock are included therein.

On September 15, 2022, we entered into a Consulting Agreement with David Sandler, an individual (“Sandler”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Sandler 10,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Sandler in the Resale Prospectus, which shares of common stock are included therein.

On September 15, 2022, we entered into a Consulting Agreement with Hsiaoching Chou, an individual (“Chou”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Chou 5,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Chou in the Resale Prospectus, which shares of common stock are included therein.

On September 22, 2022, we entered into a service agreement with Greentree Financial Group, Inc. (“Greentree” and the “Service Agreement”). Pursuant to the Service Agreement, Greentree agreed to perform the following services: (a) bookkeeping services for the Company for the period from October 1, 2022 through June 30, 2023; (b) advice and assistance to the Company in connection with the conversion of its financial reporting systems, including its projected financial statements, to a format that is consistent with United States Generally Accepted Accounting Principles (“US GAAP”); (c) assistance to the Company with compliance filings for the quarters ended September 30, 2022, March 31, 2023, June 30, 2023 and the year ended December 31, 2022, including the consolidation structure and entries as well as assistance with US GAAP footnotes; (d) reviewing, and providing advice to the Company on, all documents and accounting systems relating to its finances and transactions, with the purpose of bringing such documents and systems into compliance with US GAAP or disclosures required by the SEC; and (e) providing necessary consulting services and support as a liaison for the Company to third party service providers, including coordination amongst the Company and its attorneys, CPAs and transfer agent.

The Company agreed to issue Greentree 100,000 shares of the Company’s restricted common stock upon the parties’ entry into the agreement, and to pay Greentree $50,000 in cash, payable as follows (a) $12,500 on or before September 30, 2022; (b) $12,500 on or before December 31, 2022; (c) $12,500 or before March 31, 2023; and (d) $12,500 on or before June 30, 2023. We also agreed to include the 100,000 shares of common stock issued to Greentree in the Resale Prospectus, which shares of common stock are included therein, and to reimburse Greentree for its reasonable out-of-pocket expenses incurred in connection with Greentree’s activities under the agreement, including the reasonable fees and travel expenses for the meetings on behalf of the Company.

The Service Agreement continues in effect through August 14, 2023; provided that in the event the Company terminates the agreement prior to the end of the Term, the entire cash fee due during the term of the Service Agreement is immediate due and payable.

The Service Agreement includes customary indemnification obligations requiring the Company to indemnify Greentree and its affiliates with regard to certain matters.

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Intellectual Property

We believe that our ability to obtain and maintain intellectual property protection for our technology platform, preserve the confidentiality of our trade secrets, and operate without violating the intellectual property rights of others will be important to our success. We plan to rely on a combination of patent (where applicable, provided we do not currently have any patents or pending patents), trademark, copyright, trade secret, including federal, state and common law rights in the United States and other countries, nondisclosure agreements, and other measures to protect our intellectual property. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Our business is affected by our ability to protect against misappropriation and infringement of our intellectual property and other proprietary rights.

Our intellectual property includes the content of our websites, our registered domain names, our unregistered trademarks, and certain trade secrets.

We have applied for a trademark for MANGORX.

Legal Proceedings

There are no pending or threatened legal proceedings involving our company. However, from time to time, we may become involved in various legal proceedings that arise in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure by us of significant financial and managerial resources. We may become involved in material legal proceedings in the future.

Employees

The Company is currently operated and managed by the Chief Executive Officer, Founder and Chairman, Jacob D. Cohen, and the Chief Operating Officer and Founder, Jonathan Arango. The Company utilizes the assistance of various independent contractors for administrative and technology development related services. We anticipate establishing a compensation program designed to align the compensation of our employees with performance and to provide the proper incentives to attract, retain and motivate employees to achieve superior results in the future. The structure of our anticipated compensation program will balance incentives earnings for both short-term and long-term performance such as incentive bonuses and flexible schedules. The Company also intends to develop a culture of inclusion and diversity and places a high value on diversity and inclusion. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory. Mr. Cohen and Mr. Arango are currently party to employment agreements with the Company as discussed below under “Executive Compensation—Employment Agreements.”

Properties

We rent the use of a mailing address located at 4131 N. Central Expressway, Suite 900, Dallas, Texas 75204 and have access to the use of co-working space and conference rooms on an hourly basis for a fee. The Company pays $25 per month for the use of the address, which lease is on a month-to-month basis.

We believe our facilities are sufficient to meet our current needs and that suitable space will be available as and when needed. We do not own any real property.

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Management

Set forth below is certain information regarding our directors and executive officers as of September 22, 2022:

Name	Position	Age	Director Since
Jacob D. Cohen	Chief Executive Officer and Chairman	43	October 2021
Jonathan Arango	Chief Operating Officer and Director	28	October 2021
	Director Nominee*		—
	Director Nominee*		—

* This individual has indicated his assent to occupy such position on the effective date of the registration statement of which this prospectus is a part.

Business Experience

The following is a brief description of the education and business experience of our directors and executive officers.

Jacob D. Cohen - Chief Executive Officer and Chairman

Jacob Cohen is a serial entrepreneur, corporate finance and executive management professional with over 20 years of investment banking and capital markets experience having started and growing multiple companies in various industry sectors including marketing, advertising, healthcare, IT and financial services. Prior to founding the Company, Mr. Cohen was the co-founder and managing partner of several boutique investment bank and strategic advisory firms where he advised both early and later stage companies in raising capital in the form of debt and/or equity and in both private and public markets.

Prior to his experiences in investment banking, Mr. Cohen served as the Chief Financial Officer of The Renewed Group, Inc. – a manufacturer, wholesaler and retailer of eco-friendly and sustainable apparel primarily made from recycled textiles and under the brand name REUSE JEANS from 2010, through the end of 2013. Further, Mr. Cohen served from 2008 through 2010, as Executive Vice President and Controller of Metiscan, Inc., a publicly traded company, and as the President and Chief Executive Officer of one of its subsidiaries, Shoreline Employment Services, Inc. During his tenure at Metiscan, Mr. Cohen was instrumental in restructuring, reorganizing and operating the company and its five subsidiaries, and successfully raised over $8 million in equity financing for growth capital. Mr. Cohen also spearheaded the company’s financial audit process and managed its various filings with the SEC.

From 2007 through 2008, Mr. Cohen served as the Chief Operating Officer of Artfest International, which he assisted in taking public at the end of 2007. Throughout his career, Mr. Cohen was involved in starting many new ventures, including The AdvertEyes Network, a digital signage advertising company where he served as founder and CEO. Other positions include investment advisor and institutional equity research analyst for Solomon Advisors and Huberman Financial, securities broker-dealers, from 2003 through 2005, and investment banker for Allegiance Capital, a middle market investment bank specializing on mergers and acquisitions, from 2005-2007. Mr. Cohen holds a Bachelor of Arts in International Economics and Finance from Brandeis University in Waltham, Massachusetts.

Mr. Cohen has served as Chief Executive Officer of the Company since October 2021, as a director from October 2021 to present, and as Chairman from September 2022 to present. Mr. Cohen also currently serves as Chief Executive Officer and as a director of American International Holdings Corp (“AMIH”) (OTCQB: AMIH), which is the majority owner and parent to Epiq Scripts, LLC, and which is the former sole owner of the Company, having fully divested its ownership in June 2022, and as Chief Executive Officer of Ronin Equity Partners, Inc., a private investment company, which role he has held since August 2016. Mr. Cohen also serves the Chief Executive Officer of Cohen Enterprises, Inc., a private investment company, which position he has held since November 2013.

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We believe that Mr. Cohen’s extensive background in investment banking, public company management, and corporate finance makes him well qualified to serve on the Board of Directors.

Jonathan Arango – President and Chief Operating Officer

Jonathan Arango is a Business Development Executive with 10+ years of hands-on experience in pharmacy operations and management, business development, team management, and strategic relationship development. He has a history of driving significant revenue growth for companies in multiple sectors. Mr. Arango is active in numerous ambitious ventures, spanning multiple industries such as e-commerce, medical & health, restaurants, and cryptocurrency.

Mr. Arango served as Chief Operating Officer of Murphy Rx LLC, a retail and specialty pharmacy based out of Murphy, Texas, which he previously owned, from June 2020 to March 2022. Prior to owning a pharmacy, Mr. Arango founded and served as CEO of Golden Heights Medical Consulting, a healthcare marketing agency that specialized in customer acquisition and medical ancillary services from February 2017 to January 2019. He also served as an independent contractor providing marketing and sales services from April 2015 to February 2017.

Before entering the healthcare industry, Mr. Arango ran an independent marketing and sales agency from 2013 to 2018 (A&J Marketing). A&J Marketing was contracted by multiple companies spanning different industries to generate and substantially scale revenue in multiple sectors. Industries included were Home Improvement, Oil & Gas, Health & Wellness, Professional Development, and E-commerce.

We believe that Mr. Arango’s extensive experience in the healthcare industry and e-commerce makes him well qualified to serve as a member of the Board of Directors.

Director Nominees

[_____________________]

Terms of Office of Officers and Directors

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of our directors will expire at our first annual meeting of shareholders, subject to re-nomination and reappointment to the board by our shareholders.

Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our Bylaws as it deems appropriate. Our Bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the Board of Directors.

Corporate Governance

Family Relationships among Directors and Officers

There are no family relationships among our directors and executive officers.

Arrangements between Directors and Officers

To our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person, including directors, pursuant to which the officer was selected to serve as an officer or director.

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Involvement in Certain Legal Proceedings

None of our executive officers or directors has been involved in any of the following events during the past ten years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being a named subject to a pending criminal proceeding (excluding traffic violations and minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law; (5) being the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) any Federal or State securities or commodities law or regulation; (ii) any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (6) being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section (1a)(40) of the Commodity Exchange Act), or any equivalent exchange, association, entity, or organization that has disciplinary authority over its members or persons associated with a member.

Board Leadership Structure

Our Board of Directors has the responsibility for selecting the appropriate leadership structure for the Company. In making leadership structure determinations, the Board of Directors considers many factors, including the specific needs of the business and what is in the best interests of the Company’s shareholders. Our current leadership structure is comprised of a combined Chairman of the Board and Chief Executive Officer (“CEO”), Mr. Jacob D. Cohen. The Board of Directors believes that this leadership structure is the most effective and efficient for the Company at this time. Mr. Cohen possesses detailed and in-depth knowledge of the issues, opportunities, and challenges facing the Company, and is thus best positioned to develop agendas that ensure that the Board of Directors’ time and attention are focused on the most critical matters. Combining the Chairman of the Board and CEO roles promotes decisive leadership, fosters clear accountability and enhances the Company’s ability to communicate its message and strategy clearly and consistently to our shareholders, particularly during periods of turbulent economic and industry conditions.

Risk Oversight

Effective risk oversight is an important priority of the Board of Directors. Because risks are considered in virtually every business decision, the Board of Directors discusses risk throughout the year generally or in connection with specific proposed actions. The Board of Directors’ approach to risk oversight includes understanding the critical risks in the Company’s business and strategy, evaluating the Company’s risk management processes, allocating responsibilities for risk oversight, and fostering an appropriate culture of integrity and compliance with legal responsibilities. The directors exercise direct oversight of strategic risks to the Company.

Other Directorships

No director of the Company is also a director of an issuer with a class of securities registered under Section 12 of the Exchange Act (or which otherwise are required to file periodic reports under the Exchange Act), except for our Chairman, Jacob D. Cohen, who also serves as a member of the Board of Directors (and as Chief Executive Officer) of American International Holdings Corp.

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Committees of the Board

Our Board of Directors will have three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the Audit Committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the Compensation Committee of a listed company be comprised solely of independent directors.

Board Committee Membership

Committee membership of the Board of Directors will be as follows upon the effective date of the registration statement of which this prospectus forms a part:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Jacob D. Cohen(1)
Jonathan Arango

(1) Chairman of Board of Directors.

C - Chairman of Committee.

M - Member.

Audit Committee

Prior to the effectiveness of this offering, we will establish an Audit Committee of the Board of Directors. Messrs. [_____________] will serve as members of our Audit Committee, and Mr. [___________] will chair the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the Audit Committee, all of whom must be independent. Each of Messrs. [___________] meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

As discussed above, the Board has determined that Mr. [_________], is an “audit committee financial expert” (as defined in the SEC rules) because he has the following attributes: (i) an understanding of generally accepted accounting principles in the United States of America (“GAAP”) and financial statements; (ii) the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves; (iii) experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements; (iv) an understanding of internal control over financial reporting; and (v) an understanding of Audit Committee functions. Mr. [________] has acquired these attributes as a result of his significant experience serving on the Board of Directors of various private and public companies and as an investor and founder of a private equity firm.

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We will adopt an Audit Committee Charter, which will detail the principal functions of the Audit Committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

●	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

The Audit Committee will also have the sole authority, at its discretion and at our expense, to retain, compensate, evaluate and terminate our independent auditors and to review, as it deems appropriate, the scope of our annual audits, our accounting policies and reporting practices, our system of internal controls, our compliance with policies regarding business conduct and other matters. In addition, the Audit Committee will have the authority, at its discretion and at our expense, to retain special legal, accounting or other advisors to advise the Audit Committee.

Compensation Committee and Nominating and Corporate Governance Committee

Prior to the effectiveness of this offering, we will establish a Compensation Committee of the Board of Directors. Messrs. [____________] will serve as members of our Compensation Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the Compensation Committee, all of whom must be independent. Each of Messrs. [____________] are independent, and Mr. [_________] will chair the Compensation Committee.

We will adopt a Compensation Committee Charter, which will detail the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

●	reviewing on an annual basis our executive compensation policies and plans;

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●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominations for Directors

Upon the effectiveness of this offering, we will establish a Nominating and Corporate Governance Committee. The members of our nominating and corporate governance will be [___________]. [__________] will serve as chair of the Nominating and Corporate Governance Committee.

The primary purposes of our Nominating and Corporate Governance Committee will be to assist the board in:

●	identifying, screening and reviewing individuals qualified to serve as directors and recommending to the Board of Directors candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the Board of Directors;

●	developing, recommending to the Board of Directors and overseeing implementation of our corporate governance guidelines;

●	coordinating and overseeing the annual self-evaluation of the Board of Directors, its committees, individual directors and management in the governance of the company; and

●	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The Nominating and Corporate Governance Committee will be governed by a charter that complies with the rules of the Nasdaq.

Our Nominating and Corporate Governance Committee will recommend to the Board of Directors candidates for nomination for election at the annual meeting of the shareholders. The Board of Directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders).

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our Board of Directors.

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Director Independence

Nasdaq listing standards require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We expect that our Board of Directors will determine that all of our directors, other than Mr. Cohen and Mr. Arango, are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

In assessing director independence, the Board considers, among other matters, the nature and extent of any business relationships, including transactions conducted, between the Company and each director and between the Company and any organization for which one of our directors is a director or executive officer or with which one of our directors is otherwise affiliated.

Shareholder Communications with the Board

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our Secretary, 4131 N. Central Expressway, Suite 900, Dallas, Texas 75204, who, upon receipt of any communication other than one that is clearly marked “Confidential,” will note the date the communication was received, open the communication, make a copy of it for our files and promptly forward the communication to the director(s) to whom it is addressed. Upon receipt of any communication that is clearly marked “Confidential,” our Secretary will not open the communication, but will note the date the communication was received and promptly forward the communication to the director(s) to whom it is addressed.

Policy on Equity Ownership

The Company does not have a policy on equity ownership at this time.

Policy against Hedging

The Company recognizes that hedging against losses in Company shares may disturb the alignment between shareholders and executives that equity awards are intended to build; however, while ‘short sales’ are discouraged by the Company, the Company does not currently have a policy prohibiting such transactions. We plan to implement a policy prohibiting such transactions in the future.

Compensation Recovery

Under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount, we can recoup those improper payments from our Chief Executive Officer and Chief Financial Officer (if any). We plan to implement a clawback policy in the future, although we have not yet implemented such policy.

Code of Ethics

We have adopted a Code of Ethical Business Conduct (“Code of Ethics”) that applies to all of our directors, officers and employees. We intend to disclose any amendments to our Code of Ethics and any waivers with respect to our Code of Ethics granted to our principal executive officer, our principal financial officer, or any of our other employees performing similar functions in a Current Report on Form 8-K.

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There have been no waivers granted with respect to our Code of Ethics to any such officers or employees.

Whistleblower Protection Policy

The Company adopted a Whistleblower Protection Policy (“Whistleblower Policy”) that applies to all of its directors, officers, employees, consultants, contractors and agents of the Company. The Whistleblower Policy has been reviewed and approved by the Board.

Board Diversity

While we do not have a formal policy on diversity, our Board of Directors considers diversity to include the skill set, background, reputation, type and length of business experience of our board members as well as a particular nominee’s contributions to that mix. Our Board of Directors believes that diversity promotes a variety of ideas, judgments and considerations to the benefit of our Company and shareholders.

On August 6, 2021, the Securities and Exchange Commission approved a proposed rule from Nasdaq on diversity of boards of directors of companies listed on Nasdaq. Pursuant to the rule as approved (the “Diversity Rule”), any company newly listing on The Nasdaq Capital Market that was not previously subject to a substantially similar requirement of another national securities exchange, is required to have, explain why it does not have, at least two Diverse (as defined below) directors by the later of: (a) two years from the date of listing; or (b) the date the company files its proxy statement or its information statement (or, if the company does not file a proxy, in its Form 10-K) for the company’s second annual meeting of shareholders subsequent to the company’s listing; provided that if the company has a board of five or fewer members it need only have, or explain why it does not have, one Diverse director. Unless exempt from the rules as discussed below, at least one Diverse director must self-identify as female and at least one Diverse director must self-identify as an underrepresented minority or as LGBTQ+ (unless we remain as a smaller reporting company, in which case both Diverse directors may self-identify as female). “Diverse” means an individual who self-identifies as one or more of the following: female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic.

Controlled Company

Jacob D. Cohen, our Chairman, Chief Executive Officer and principal shareholder (through an entity which he owns), currently controls approximately 66.6% of the voting power of our capital stock (based on shares of common stock outstanding as of September 22, 2022) and will control approximately [________]% of the combined voting power of our capital stock upon completion of this offering, assuming an offering size as set forth on the cover page hereof, and we are therefore a “controlled company” as defined under Nasdaq Marketplace Rules. However, we do not currently intend to rely on the controlled company exemptions provided under Nasdaq Marketplace Rules, which would otherwise permit us to rely on certain exemptions from corporate governance rules, including: (a) an exemption from the rule that a majority of our Board of Directors must be independent directors; (b) an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and (c) an exemption from the rule that our director nominees must be selected or recommended solely by independent directors. Notwithstanding the above, we may rely on any or all of these “controlled company” exceptions in the future. We also do not plan to rely on a “phase-in” schedule allowed pursuant to applicable Nasdaq rules in connection with this offering.

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Executive and Director Compensation

Executive Compensation Table

The following table sets forth information concerning the compensation of (i) all individuals serving as our principal executive officer or acting in a similar capacity for the period from October 7, 2021 (Inception) to December 31, 2021 (“PEO”), regardless of compensation level; (ii) our two most highly compensated executive officers other than the PEO who were serving as executive officers for the period ended December 31, 2021, if any (subject to the limitations below); and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (ii) but for the fact that the individual was not serving as an executive officer at December 31, 2021 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position(1)	Fiscal Year Ended	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	All other compensation ($)	Total ($)*
Jacob D. Cohen	2021	$—	—	—	—	—	$—
Chief Executive Officer

Jonathan Arango	2021	$—	—	—	—	—	$—
President and Chief Operating Officer

*	Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000. No executive officer earned any non-equity incentive plan compensation, nonqualified deferred compensation, or other compensation, during the periods reported above.

(1)	The Company was formed on October 7, 2021, and Mr. Cohen and Mr. Arango became officers of the Company effective on the date of formation.

Outstanding Equity Awards at Fiscal Year-End

The Company: (i) did not grant any stock options to its executive officers or directors during the period from October 7, 2021 (Inception) to December 31, 2021; (ii) did not have any outstanding equity awards as of December 31, 2021; and (iii) had no options exercised by its Named Executive Officers during the period from October 7, 2021 (Inception) to December 31, 2021.

Subsequent to December 31, 2021, on August 31, 2022, in consideration for agreeing to the terms of their Employment Agreements, discussed below under “Employment Agreements,” (a) Mr. Cohen received a sign-on bonus of options to purchase 750,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every 12 months that the agreement is in effect with a term of five years; and (b) Mr. Arango received a sign-on bonus of options to purchase 500,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 166,666 shares vesting every twelve months that the agreement is in effect with a term of five years.

Compensation of Directors

As of the date hereof, there were no other arrangements between us and our directors that resulted in our making payments to any of our directors for any services provided to us by them as directors. We anticipate paying compensation to our non-executive director(s) in the future, which may be in the form of cash or equity, or a combination of both. No specific board compensation policy has been adopted to date.

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Employment Agreements

Jacob D. Cohen, Chief Executive Officer

On August 31, 2022, we entered into an Executive Employment Agreement with Jacob D. Cohen. The agreement, which provides for Mr. Cohen to serve as our Chief Executive Officer, was effective September 1, 2022, and has a term extending through September 1, 2025, provided that the agreement automatically renews for additional one-year terms thereafter in the event neither party provides the other at least 60 days prior notice of their intention not to renew the terms of the agreement.

Pursuant to the terms of the agreement, Mr. Cohen’s annual compensation package currently includes (1) a base salary of $180,000 per year, subject to automatic annual increases of $60,000 each year the agreement is in place, and subject to further increases as determined in the sole discretion of the Compensation Committee or the Board of Directors, and (2) a bonus payment to be determined in the sole discretion of the Compensation Committee or the Board of Directors in an annual targeted amount of 200% of his base salary (the “Targeted Bonus”), subject to the compliance by Mr. Cohen with performance goals that may be established by the Compensation Committee or the Board of Directors from time to time, provided no goals have been established to date, and that in the absence of performance goals, the amount of such bonus would be wholly determined in the discretion of the Compensation Committee or the Board of Directors. Mr. Cohen is also paid an automobile allowance of $1,500 per month during the term of the agreement and is eligible to participate in our stock option plan and other benefit plans.

In consideration for agreeing to the terms of the agreement, Mr. Cohen received a sign-on bonus of options to purchase 750,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every twelve months that the agreement is in effect. The options have a term of five years.

Mr. Cohen’s compensation under his employment agreement may be increased from time to time, by the Compensation Committee, or the Board of Directors (with the recommendation of the Compensation Committee), which increases do not require the entry into an amended employment agreement. Mr. Cohen may also receive bonuses from time to time, in the discretion of the Board and/or Compensation Committee in cash, stock, or options.

The agreement prohibits Mr. Cohen from competing against us during the term of the agreement and for a period of twelve months after the termination of the agreement in any state and any other geographic area in which we or our subsidiaries provide Restricted Services or Restricted Products, directly or indirectly, during the twelve months preceding the date of the termination of the agreement. “Restricted Services” means the or men’s wellness services and any other services and any other services that we or our subsidiaries have provided or are researching, developing, performing and/or providing at any time during the two years immediately preceding the date of termination, or which Mr. Cohen has obtained any trade secret or other confidential information about at any time during the two years immediately preceding the date of termination of the agreement. “Restricted Products” branded men’s wellness products sold to consumers via a telemedicine platform and any other product and any other product, that we or our subsidiaries have provided or are researching, developing, manufacturing, distributing, selling and/or providing at any time during the two years immediately preceding the date the agreement is terminated, or which Mr. Cohen obtained any trade secret or other confidential information in connection with at any time during the two years immediately preceding the date of termination of the agreement.

We may terminate Mr. Cohen’s employment (a) for “cause” which means (i) Mr. Cohen materially breaches any obligation, duty, covenant or agreement under the agreement, which breach is not cured or corrected within thirty days of written notice thereof from the Company (except for breaches of the assignment of inventions or confidentiality/non-solicitation and non-compete provisions of the agreement, which cannot be cured and for which the Company need not give any opportunity to cure); or (ii) Mr. Cohen commits any act of misappropriation of funds or embezzlement; or (iii) Mr. Cohen commits any act of fraud; or (iv) Mr. Cohen is convicted of, or pleads guilty or nolo contendere with respect to, theft, fraud, a crime involving moral turpitude, or a felony under federal or applicable state law; and, in the case of any of the above offenses, such offense casts reasonable doubt on Mr. Cohen’s ability to perform his duties going forward; (b) in the event Mr. Cohen suffers a physical or mental disability which renders him unable to perform his duties and obligations for either 90 consecutive days or 180 days in any 12-month period; (c) for any reason without “cause”; (d) upon expiration of the initial term of the agreement (or any renewal) upon notice as provided above, or (e) at any time without cause. The agreement also automatically terminates upon the death of Mr. Cohen.

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Mr. Cohen may terminate his employment (a) for “good reason” if there is (i) a material diminution in his authority, duties, or responsibilities; (ii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom Mr. Cohen is required to report, including, if applicable, a requirement that Mr. Cohen report to an officer or employee of the Company rather than reporting to the Board; (iii) a material breach by the Company of the agreement, or (iv) a material diminution in Mr. Cohen’s base salary; provided, however, prior to any such termination by Mr. Cohen for “good reason,” Mr. Cohen must first advise us in writing (within 90 days of the occurrence of such event) and provide us 30 days to cure, after which in the event we do not cure the issue leading to such “good reason” notice, Mr. Cohen has 30 days to resign for “good reason”); (b) for any reason without “good reason”; and (c) upon expiration of the initial term of the agreement (or any renewal) upon notice as provided above.

If Mr. Cohen’s employment is terminated due to his death or disability, Mr. Cohen or his estate is entitled to a lump sum cash severance payment equal to the sum of (i) Mr. Cohen’s base salary accrued through the termination date; (ii) any unpaid cash bonus for the prior year that would have been paid had Mr. Cohen not been terminated prior to such payment; and (iii) Mr. Cohen’s Targeted Bonus for the year of termination multiplied by the number of days in such year preceding the termination date divided by 365. Additionally, and notwithstanding anything to the contrary in any equity agreement, any unvested stock options or equity compensation held by Mr. Cohen shall vest and shall be exercisable until the earlier of (A) ninety days from the date of termination and (B) the latest date upon which such stock options or equity would have expired by their original terms under any circumstances.

If Mr. Cohen’s employment is terminated pursuant to Mr. Cohen without “good reason” or his non-renewal of the agreement, or by the Company with cause, Mr. Cohen is entitled to his base salary accrued through the termination date and no other benefits other than continuation of health insurance benefits on the terms and to the extent required by COBRA, or such other similar law or regulation as may be applicable to the Mr. Cohen or the Company with respect to the Mr. Cohen. Additionally, any unvested stock options or equity compensation held by Mr. Cohen shall immediately terminate and be forfeited (unless otherwise provided in the applicable award) and any previously vested stock options (or if applicable equity compensation) shall be subject to terms and conditions set forth in the applicable equity agreement, as such may describe the rights and obligations upon termination of employment of Mr. Cohen.

If Mr. Cohen’s employment is terminated by Mr. Cohen for “good reason” or by the Company without “cause” or due to the Company’s non-renewal, (a) Mr. Cohen is entitled to his base salary accrued through the termination date and any unpaid cash bonus for the prior completed calendar year that would have been paid had Mr. Cohen not been terminated prior to such payment, plus a lump sum cash severance payment equal to the sum of (i) an amount equal to Mr. Cohen’s current annual base salary plus (ii) an amount equal to Mr. Cohen’s Targeted Bonus for the year containing the termination date (the “Severance Payment”); and (b) provided Mr. Cohen elects to receive continued health insurance coverage through COBRA, the Company will pay Mr. Cohen’s monthly COBRA contributions for health insurance coverage, as may be amended from time to time (less an amount equal to the premium contribution paid by active Company employees, if any) for twelve months following the termination date (the “Health Payment”); provided, however, that if at any time Mr. Cohen is covered by a substantially similar level of health insurance through subsequent employment or otherwise, the Company’s health benefit obligations shall immediately cease, and the Company shall have no further obligation to make the Health Payment. Additionally, and notwithstanding anything to the contrary in any equity agreement, any unvested stock options or equity compensation previously granted to the Mr. Cohen will vest immediately upon such termination and shall be exercisable by the Mr. Cohen until the earlier of (A) ninety days from the date of termination and (B) the latest date upon which such stock options or equity would have expired by their original terms under any circumstances.

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As a condition to Mr. Cohen’s right to receive any Severance Payment, (A) Mr. Cohen must execute and deliver to the Company a written release in form and substance satisfactory to the Company, of any and all claims against the Company and all directors and officers of the Company with respect to all matters arising out of Mr. Cohen’s employment, or the termination thereof (other than claims for entitlements under the terms of the agreement or plans or programs of the Company in which Mr. Cohen has accrued a benefit); and (B) Mr. Cohen must not have breached any of his covenants and agreements under the Agreement relating to assignment of inventions and confidentiality, including the non-solicitation and non-compete provisions thereof, which shall continue following the Termination Date.

If a Change of Control (as defined below) occurs during the term of the agreement, or within six months after Mr. Cohen’s termination of employment by him for good reason or by the Company without cause or upon non-renewal, the Company is required to pay Mr. Cohen, within 60 days following the date of such Change of Control, a cash payment in a lump sum in an amount equal to (x) minus (y) where (x) equals 3.0 times the sum of (a) the current annual base salary of the Mr. Cohen; and (b) the amount of the most recent cash bonus paid to the Mr. Cohen (collectively (a) and (b), the “Change of Control Payment”) and (y) equals the amount of any severance payment actually paid to Mr. Cohen in connection with a non-Change of Control termination, as discussed above). In the event the Compensation Committee has not previously made a determination regarding cash bonus or the most recent cash bonus was zero, the “amount of the most recent cash bonus paid to the Mr. Cohen” is instead equal to “the targeted bonus for the year in which the Change in Control occurs.” Additionally, following a change of control termination, all outstanding stock options and other equity compensation held by Mr. Cohen are exercisable by the Mr. Cohen pursuant to the terms thereof until the earlier of (A) ninety (90) days from his termination date and (B) the latest date upon which such stock options and other equity compensation would have expired by their original terms under any circumstances; provided any equity awards outstanding prior to the entry into the Executive Employment Agreement continue to be governed by the terms set forth in such award agreements.

“Change of Control” for the purposes of the agreement means: (a) any person obtaining beneficial ownership representing more than 50% of the total voting power represented by our then outstanding voting securities without the approval of not fewer than two-thirds of our Board of Directors; (b) a merger or consolidation of us whether or not approved by our Board of Directors, other than a merger or consolidation that would result in our voting securities immediately prior thereto continuing to represent at least 50% of the total voting power outstanding immediately after such merger or consolidation, (c) our shareholders approving a plan of complete liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets, or (d) as a result of the election of members to our Board of Directors, a majority of the Board of Directors consists of persons who are not members of the Board of Directors on September 1, 2022, except in the event that such slate of directors is proposed by a committee of the Board of Directors.

The agreement contains standard assignment of inventions, indemnification and confidentiality provisions. Further, Mr. Cohen is subject to non-solicitation covenants during the term of the agreement.

Although Mr. Cohen will be prohibited from competing with us while he is employed with us, he will only be prohibited from competing for twelve months after his employment with us ends pursuant to the agreement. Accordingly, Mr. Cohen could be in a position to use industry experience gained while working with us to compete with us.

Jonathan Arango, President and Chief Operating Officer

On August 31, 2022, we entered into an Executive Employment Agreement with Jonathan Arango. The agreement, which provides for Mr. Arango to serve as our President and Chief Operating Officer, was effective September 1, 2022, and has a term extending through September 1, 2025, provided that the agreement automatically extends for additional one-year terms thereafter in the event neither party provides the other at least 60 days prior notice of their intention not to renew the terms of the agreement.

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Pursuant to the terms of the agreement, Mr. Arango’s annual compensation package currently includes (1) a base salary of $120,000 per year, subject to annual increases of $30,000, each year the agreement is in place, and subject to further increases as determined in the sole discretion of the Compensation Committee or the Board of Directors, and (2) a bonus payment to be determined in the sole discretion of the Compensation Committee or the Board of Directors in an annual targeted amount of 200% of his base salary, subject to the compliance by Mr. Arango with performance goals that may be established by the Compensation Committee or the Board of Directors from time to time, provided no goals have been established to date, and that in the absence of performance goals, the amount of such bonus would be wholly determined in the discretion of the Compensation Committee or the Board of Directors. Mr. Arango is also paid an automobile allowance of $1,000 per month during the term of the agreement and is eligible to participate in our stock option plan and other benefit plans.

From time to time the Compensation Committee or the Board of Directors may also pay or grant discretionary cash bonuses or equity bonuses to Mr. Arango in their discretion, or increase the targeted bonus or the base salary, which increases in target and/or base salary are not required to be set forth in an amendment to the agreement.

In consideration for agreeing to the terms of the agreement, Mr. Arango received a sign-on bonus of options to purchase 500,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 166,666 shares vesting every twelve months that the agreement is in effect. The options have a term of five years.

Other than as discussed above, Mr. Arango’s employment, including, but not limited to required severance and change of control payments, is identical terms as Mr. Cohen’s agreement discussed above.

Although Mr. Arango will be prohibited from competing with us while he is employed with us, he will only be prohibited from competing for twelve months after his employment with us ends pursuant to the agreement. Accordingly, Mr. Arango could be in a position to use industry experience gained while working with us to compete with us.

Key Man Insurance

We have no key man insurance on any of our executive officers.

2022 Equity Incentive Plan

On August 31, 2022, the Board of Directors and our majority shareholders adopted the Company’s 2022 Equity Incentive Plan (the “2022 Plan”).

The 2022 Plan provides an opportunity for any employee, officer, director or consultant of the Company, subject to limitations provided by federal or state securities laws, to receive (i) incentive stock options (to eligible employees only); (ii) nonqualified stock options; (iii) stock appreciation rights; (iv) restricted stock awards; (v) restricted stock units; (vi) shares in performance of services; (vii) other awards of equity or equity based compensation; or (viii) any combination of the foregoing. In making such determinations, the Board may take into account the nature of the services rendered by such person, his or her present and potential contribution to the Company’s success, and such other factors as the Board in its discretion shall deem relevant.

On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Cohen received a sign-on bonus of options to purchase 750,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every twelve months that the agreement is in effect. The options have a term of five years.

On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Arango received a sign-on bonus of options to purchase 500,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 166,666 shares vesting every twelve months that the agreement is in effect. The options have a term of five years.

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Shares Available Under the 2022 Plan; Evergreen Provision

Subject to adjustment in connection with the payment of a stock dividend, a stock split or subdivision or combination of the shares of common stock, or a reorganization or reclassification of the Company’s common stock, the aggregate number of shares of common stock which may be issued pursuant to awards under the 2022 Plan is the sum of (i) 3,500,000 shares, and (ii) an automatic increase on April 1st of each year for a period of nine years commencing on April 1, 2023 and ending on (and including) April 1, 2032, in an amount equal to the lesser of (A) five percent (5%) of the total shares of common stock of the Company outstanding on the last day of the immediately preceding fiscal year (the “Evergreen Measurement Date”); and (B) 1,000,000 shares of common stock; provided, however, that the Board may act prior to April 1st of a given year to provide that the increase for such year will be a lesser number of shares of common stock. This is also known as an “evergreen” provision. Notwithstanding the foregoing, no more than a total of 10,000,000 shares of common stock (or awards) may be issued or granted under the 2022 Plan in aggregate, and no more than 10,000,000 shares of common stock may be issued pursuant to the exercise of Incentive Stock Options.

If an award granted under the 2022 Plan entitles a holder to receive or purchase shares of our common stock, then on the date of grant of the award, the number of shares covered by the award (or to which the award relates) will be counted against the total number of shares available for granting awards under the 2022 Plan. As a result, the shares available for granting future awards under the 2022 Plan will be reduced as of the date of grant. However, certain shares that have been counted against the total number of shares authorized under the 2022 Plan in connection with awards previously granted under such 2022 Plan will again be available for awards under the 2022 Plan as follows: shares of our common stock covered by an award or to which an award relates which were not issued because the award terminated or was paid in cash or any portion thereof that was forfeited or cancelled without the delivery of shares will again be available for awards, including, but not limited to shares forfeited to pay any exercise price or tax obligation.

In addition, shares of common stock related to awards that expire, are forfeited or cancelled or terminate for any reason without the issuance of shares shall not be treated as issued pursuant to the 2022 Plan.

The shares available for awards under the 2022 Plan will be authorized but unissued shares of our common stock or shares acquired in the open market or otherwise.

Administration

The Company is the issuer (manager) of the 2022 Plan. The 2022 Plan is administered by either (a) the entire Board of Directors of the Company, or (b) the Compensation Committee; or (b) as determined from time to time by the Board of Directors (the “Administrator”). Subject to the terms of the 2022 Plan, the Administrator may determine the recipients, the types of awards to be granted, the number of shares of our common stock subject to or the cash value of awards, and the terms and conditions of awards granted under the 2022 Plan, including the period of their exercisability and vesting. The Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Administrator also determines the fair market value applicable to an award and the exercise or strike price of stock options and stock appreciation rights granted under the 2022 Plan.

The Administrator may also delegate to one or more executive officers the authority to designate employees who are not executive officers to be recipients of certain awards and the number of shares of our common stock subject to such awards. Under any such delegation, the Administrator will specify the total number of shares of our common stock that may be subject to the awards granted by such executive officer. The executive officer may not grant an award to himself or herself.

On or after the date of grant of an award under the 2022 Plan, the Administrator may (i) accelerate the date on which any such award becomes vested, exercisable or transferable, as the case may be, (ii) extend the term of any such award, including, without limitation, extending the period following a termination of a participant’s employment during which any such award may remain outstanding, or (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such award; provided, that the Administrator shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Internal Revenue Code (the “Code”).

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Eligibility

All of our employees (including our affiliates), non-employee directors and consultants are eligible to participate in the 2022 Plan and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the 2022 Plan only to our employees (including our affiliates).

No awards are issuable by the Company under the 2022 Plan (a) in connection with services associated with the offer or sale of securities in a capital-raising transaction; or (b) where the services directly or indirectly promote or maintain a market for the Company’s securities.

Limit on Non-Employee Director Compensation

The maximum number of shares subject to awards granted during a single calendar year to any non-employee director, taken together with any cash fees paid during the compensation year to the non-employee director, in respect of the director’s service as a member of the Board during such year (including service as a member or chair of any committees of the Board), will not exceed $500,000, or $1,000,000 in the first year such non-employee director is appointed to the Board, or in the case of any non-employee chairperson of the Board, in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes). Compensation will count towards this limit for the fiscal year in which it was granted or earned, and not later when distributed, in the event it is deferred.

Option Terms

Stock options may be granted by the Administrator and may be either non-qualified (non-statutory) stock options or incentive stock options. The Administrator, in its sole discretion, determines the exercise price of any options granted under the Plan which exercise price is set forth in the agreement evidencing the option, provided however that at no time can the exercise price be less than the $0.0001 par value per share of the Company’s common stock. Stock options are subject to the terms and conditions, including vesting conditions, set by the Administrator (and incentive stock options are subject to further statutory restrictions that will be set forth in the grant agreement for those options). The exercise price for all stock options granted under the 2022 Plan will be determined by the Administrator, except that no stock options can be granted with an exercise price that is less than 100% of the fair market value of the Company’s common stock on the date of grant. Further, shareholders who own greater than 10% of the Company’s voting stock will not be granted incentive stock options that have an exercise price less than 110% of the fair market value of the Company’s common stock on the date of grant.

The term of all stock options granted under the 2022 Plan will be determined by the Administrator, but the term of an incentive stock option may not exceed 10 years (five years for incentive stock options granted to shareholders who own greater than 10% of the Company’s voting stock). Each stock option gives the grantee the right to receive a number of shares of the Company’s common stock upon exercise of the stock option and payment of the exercise price. The exercise price may be paid in cash or if approved by the Administrator, shares of the Company’s common stock. The Administrator may also permit other ways for a grantee to pay the exercise price.

Options granted under the 2022 Plan may be exercisable in cumulative increments, or “vest,” as determined by the Administrator.

Incentive stock options granted under the 2022 Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Nonqualified (non-statutory stock options) granted under the 2022 Plan are not intended to qualify as incentive stock options under the Code.

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The Administrator may impose limitations on the transferability of stock options granted under the 2022 Plan in its discretion. Generally, a participant may not transfer a stock option granted under the 2022 Plan other than by will or the laws of descent and distribution or, subject to approval by the Administrator, pursuant to a domestic relations order. However, the Administrator may permit transfer of a stock option in a manner that is not prohibited by applicable tax and securities laws. Options may not be transferred to a third party financial institution for value.

Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or the immediate sale of shares acquired upon exercise of the option is prohibited by our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option (to the extent allowed); or (v) other legal consideration approved by the administrator.

Except as explicitly provided otherwise in a participant’s stock option agreement or other written agreement with us or one of our affiliates, the term “cause” is defined in the 2022 Plan to mean any event which would qualify as cause for termination under the participant’s employment agreement with the Company, or, if there is no such employment agreement, any of the following (i) the recipient’s dishonest statements or acts with respect to the Company or any affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the recipient’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the recipient’s failure to perform the recipient’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the recipient by the Company; (iv) the recipient’s gross negligence, willful misconduct or insubordination with respect to the Company or any affiliate of the Company; or (v) the recipient’s material violation of any provision of any agreement(s) between the recipient and the Company relating to noncompetition, non-solicitation, nondisclosure and/or assignment of inventions.

Restricted Stock Unit Awards

Restricted stock unit (RSU) awards are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our Board of Directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

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Restricted Stock Awards

Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our Board of Directors and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights

Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator determines the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2022 Plan will vest at the rate specified in the stock appreciation right agreement as determined by the administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment as determined by our Board of Directors and specified in the stock appreciation right agreement.

The administrator determines the term of stock appreciation rights granted under our 2022 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards

Our 2022 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our Board of Directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our Board of Directors at the time the performance award is granted, our Board of Directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

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Other Stock Awards

The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Tax Withholding Adjustments

To the extent provided by the terms of an option or other award, or otherwise agreed to by the Administrator, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option, or award by a cash payment upon exercise, or in the discretion of the Administrator, by authorizing our company to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned shares of our common stock or by a combination of these means.

Changes to Capital Structure

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2022 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

In the event of a corporate transaction (as defined in the 2022 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under our 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Change in Control

Stock awards granted under our 2022 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2022 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Repricing; Cancellation and Re-Grant of Stock Options or Stock Appreciation Rights

The Administrator has the right to effect, at any time and from time to time, subject to the consent of any participant whose award is materially impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding option or SAR; (2) the cancellation of any outstanding option or SAR and the grant in substitution therefor of (A) a new option, SAR, restricted stock award, RSU award or other award, under the 2022 Plan or another equity plan of the Company, covering the same or a different number of shares of common stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Duration; Termination of the 2022 Plan

Our Board of Directors has the authority to amend, suspend, or terminate our 2022 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders. No incentive stock options may be granted after the tenth anniversary of the date our Board of Directors adopted our 2022 Plan. No stock awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

Current Available Shares

As of the date of this prospectus, an aggregate of 2,250,000 shares are available for awards under the 2022 Plan.

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Certain Relationships and Related Party Transactions

Except as discussed below or otherwise disclosed above under “Executive and Director Compensation,” which information is incorporated by reference where applicable in this “Certain Relationships and Related Transactions” section, the following sets forth a summary of all transactions since October 7, 2021 (Inception), or any currently proposed transaction, in which the Company was to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at the fiscal year-end for December 31, 2021, and in which any officer, director, or any shareholder owning greater than five percent (5%) of our outstanding voting shares, nor any member of the above referenced individual’s immediate family, had or will have a direct or indirect material interest (other than compensation described above under “Executive and Director Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Related Party Transactions

Issuances and Sales of Securities

On April 6, 2022, the Company issued 1,000,000 shares of restricted common stock each to Mr. Cohen (the Company’s Chairman, Chief Executive Officer and majority shareholder) and Mr. Jonathan Arango (the Company’s President, Chief Operating Officer and greater than 5% shareholder), in consideration for services rendered as the Chief Executive Officer and President and Chief Operating Officer, respectively, of the Company. The shares were valued at $0.10 per share or a total of $100,000.

On June 22, 2022, the Company issued 250,000 shares of restricted common stock to The Loev Law Firm, PC, in consideration for legal services to be rendered, which vested upon issuance. David M. Loev, the Managing Partner, President and sole owner of The Loev Law Firm, PC, is the brother-in-law of Jacob D. Cohen, our Chairman and Chief Executive Officer.

On June 16, 2022, American International entered into and closed the transactions contemplated by a Stock Purchase Agreement (the “SPA”), with Cohen Enterprises, Inc. (“Cohen Enterprises”), which entity is owned by Jacob D. Cohen, the Chairman and Chief Executive Officer of the Company, who is also the majority shareholder of the Company. Pursuant to the SPA, American International sold 8,000,000 shares of the outstanding common stock of the Company which represented 80% of the then outstanding shares of common stock of the Company, to Cohen Enterprises in consideration for $90,000, which was approximately the same amount that had been advanced to the Company from American International through the date of the SPA ($89,200). Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from American International to the Company, from the Company, pursuant to the terms of the SPA. As a result of the closing of the SPA, Cohen Enterprises increased its ownership of the Company to 90% (with the remaining 10% of Mangoceuticals being owned by Mr. Arango, as discussed above), and American International completely divested its interest in the Company.

In June 2022, Cohen Enterprises sold an aggregate of 600,000 shares of our restricted common stock to third parties for $0.10 per share or $60,000 in aggregate and 40,000 shares of our restricted common stock to a third party for $0.25 per share or $10,000 in aggregate. The shares were sold in private transactions to accredited investors.

On June 30, 2022, Cohen Enterprises gifted 360,000 restricted shares of common stock to the father of Jacob D. Cohen.

On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Cohen received a sign-on bonus of options to purchase 750,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every twelve months that the agreement is in effect. The options have a term of five years.

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On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Arango received a sign-on bonus of options to purchase 500,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 166,666 shares vesting every twelve months that the agreement is in effect. The options have a term of five years.

Related Party Agreements

On September 1, 2022, and effective on August 30, 2022, we entered into a Master Services Agreement with Epiq Scripts, LLC (“Epiq Scripts”), which is 51%-owned by American International. Mr. Cohen, our Chairman and Chief Executive Officer, serves as the Chief Executive Officer and a director of, and has voting control over, American International. Pursuant to the Master Services Agreement and a related statement of work (“SOW”), Epiq Scripts agreed to provide for the online fulfillment, specialty compounding, packaging, shipping, dispensing and distribution (collectively, the “Services”) of products sold exclusively via our website that may be prescribed as part of a telehealth consultation on our platform. Epiq Scripts also agreed to provide mail service pharmacy services to us on an exclusive basis during the term of the SOW. The Master Services Agreement and SOW are described in greater detail above under “Business—Material Agreements—Master Services Agreement with Epiq Scripts.”

On September 6, 2022, we entered into a Consulting Agreement with PHX Global, LLC, which is owned by Peter “Casey” Jensen, who is a member of the Board of Directors of American International. The Consulting Agreement is described in greater detail above under “Business—Material Agreements—Consulting Agreements.”

On August 31, 2022, Mr. Jensen purchased 25,000 units in our private placement, including 25,000 shares of common stock and warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share, for $25,000.

Related Party Loans and Advances

On December 10, 2021 and March 18, 2022, the Company received advances of $39,200 and $50,000, respectively, for a total of $89,200 from its previous majority shareholder, American International, in order to cover various general and administrative expenses. The amount owed to American International was $39,200 as of December 31, 2021. Imputed interest equal to 8% per annum, or $181, was recorded against the related party advance as of December 31, 2021. Other than the imputed interest discussed above, the advances bear no interest and are due on demand upon the Company’s ability to repay the advances from either future revenues or investment proceeds. Pursuant to the terms of the June 16, 2022, SPA discussed above, on June 16, 2022, Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from American International to the Company.

On June 29, 2022, Company received an advance of $25,000 from Cohen Enterprises in order to cover various general and administrative expenses. The total amount owed to Cohen Enterprises was $114,200 as of June 30, 2022, which amount does not accrue interest and has no stated maturity date, and the Company recorded imputed interest equal to 8% per annum, or $2,472, against the related party advances as of June 30, 2022.

On December 10, 2021, the Company received an advance of $70 from ZipDoctor, Inc., a wholly owned subsidiary of its then sole shareholder, American International, which was used to open and establish the Company’s bank account. The advance bears no interest and is due on demand upon the Company’s ability to repay the advance from either future revenues or investment proceeds. The amount owed to ZipDoctor was $70 as of December 31, 2021. Imputed interest equal to 8% per annum, or $0, was recorded against the related party advance as of December 31, 2021. The amount was paid in full on May 24, 2022 and the amount owed to ZipDoctor was $0 as of June 30, 2022.

The Company’s Chief Executive Officer, Jacob D. Cohen, has made his personal credit card available for purchases on behalf of the Company to cover various general and administrative expenses. Mr. Cohen has been repaid a total of $11,613 as of June 30, 2022, for Company purchases made on his personal credit card.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officers, directors and significant shareholders. However, all of the transactions described above were approved and ratified by our directors. In connection with the approval of the transactions described above, our directors took into account various factors, including his fiduciary duty to the Company; the relationships of the related parties described above to the Company; the material facts underlying each transaction; the anticipated benefits to the Company and related costs associated with such benefits; whether comparable products or services were available; and the terms the Company could receive from an unrelated third party.

Moving forward, and prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to form an Audit Committee which will review related party transactions to determine whether such transactions are fair to the Company and its shareholders. The Audit Committee of the Board of Directors of the Company will be tasked with reviewing and approving any issues relating to conflicts of interests and all related party transactions of the Company (“Related Party Transactions”). The Audit Committee, in undertaking such review and will analyze the following factors, in addition to any other factors the Audit Committee deems appropriate, in determining whether to approve a Related Party Transaction: (1) the fairness of the terms for the Company (including fairness from a financial point of view); (2) the materiality of the transaction; (3) bids / terms for such transaction from unrelated parties; (4) the structure of the transaction; (5) the policies, rules and regulations of the U.S. federal and state securities laws; (6) the policies of the Committee; and (7) interests of each related party in the transaction.

The Audit Committee will only approve a Related Party Transaction if the Audit Committee determines that the terms of the Related Party Transaction are beneficial and fair (including fair from a financial point of view) to the Company and are lawful under the laws of the United States. In the event multiple members of the Audit Committee are deemed a related party, the Related Party Transaction will be considered by the disinterested members of the Board of Directors in place of the Committee.

In addition, our Code of Business Conduct and Ethics (described above under “Management—Code of Ethics”), which is applicable to all of our employees, officers and directors, requires that all employees, officers and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 22, 2022 (the “Date of Determination”) by (i) each Named Executive Officer, as such term is defined above under “Executive and Director Compensation,” (ii) each member of our Board of Directors, (iii) each person deemed to be the beneficial owner of more than five percent (5%) of our common stock, and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person.

The column titled “Beneficial Ownership—Percent Prior to Offering” is based on a total of 12,015,500 shares of our common stock outstanding as of the Date of Determination. The column titled “Beneficial Ownership—Percent After Offering” is based on [___________] shares of our common stock to be outstanding after this offering, which gives further effect to the issuance of [___________] shares of common stock in this offering and assumes no exercise of the underwriters’ option to purchase additional shares to cover overallotments.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investing power with respect to securities. These rules generally provide that shares of common stock subject to options, warrants or other convertible securities that are currently exercisable or convertible, or exercisable or convertible within 60 days of the Date of Determination, are deemed to be outstanding and to be beneficially owned by the person or group holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, as of the Date of Determination, (a) the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws; and (b) no person owns more than 5% of our common stock. Unless otherwise indicated, the address for each of the officers or directors listed in the table below is 4131 N. Central Expressway, Suite 900, Dallas, Texas 75204.

Name of Beneficial Owner	Number of Common Stock Shares Beneficially Owned		Percent of Common Stock Prior to Offering	Percent of Common Stock After Offering
Directors, Named Executive Officers and Executive Officers
Jacob D. Cohen	8,000,000	(1)	66.6%	[ ]	%
Jonathan Arango	1,000,000	(2)	8.3%	[ ]	%
[___________]	—		—	—
[___________]	—		—	—
All executive officers and directors as a group (2 persons)	9,000,000	(1)(2)	74.9%	[ ]	%

5% Shareholders

(1)	The shares of common stock are held in the name of Cohen Enterprises, Inc., which shares Mr. Cohen is deemed to beneficially own due to his ownership of 100% of Cohen Enterprises and his position as President thereof. Does not include shares of common stock issuable upon exercise of options to purchase 750,000 shares of common stock of the Company held by Mr. Cohen, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every twelve months with a term of five years, since none of such options are exercisable within 60 days of the Date of Determination.

(2)	Does not include shares of common stock issuable upon exercise of options to purchase 500,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 166,666 shares vesting every twelve months with a term of five years, since none of such options are exercisable within 60 days of the Date of Determination.

Change of Control

The Company is not aware of any arrangements which may at a subsequent date result in a change of control of the Company.

Equity Compensation Plan Information

The Company had no outstanding equity compensation plans as of December 31, 2021. The Board of Directors has since approved the Company’s 2022 Equity Incentive Plan, which is discussed under “Executive and Director Compensation—2022 Equity Incentive Plan.”

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Description of Capital Stock

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to the Mangoceuticals, Inc. Certificate of Formation, as amended and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Texas Business Organizations Code.

Authorized Capitalization

The total number of authorized shares of our common stock is 200,000,000 shares, $0.0001 par value per share. The total number of “blank check” authorized shares of our preferred stock is 10,000,000 shares, $0.0001 par value per share. There are no shares of preferred stock currently outstanding.

Common Stock

Voting Rights. Each share of our common stock is entitled to one vote on all shareholder matters. Shares of our common stock do not possess any cumulative voting rights.

Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of the majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to, the matter at a shareholders’ meeting of a corporation at which a quorum is present is the act of the shareholders, unless otherwise required by applicable law. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we have designated, or may designate and issue in the future.

Dividend Rights. Each share of our common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by our Board of Directors, subject to any preferential or other rights of any outstanding preferred stock.

Liquidation and Dissolution Rights. Upon liquidation, dissolution or winding up, our common stock will be entitled to receive pro rata on a share-for-share basis, the assets available for distribution to the shareholders after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding preferred stock.

No Preemptive, Conversion, or Redemption Rights. Holders of our outstanding common stock have no preemptive, conversion, or redemption rights. Shares of our common stock are not assessable. To the extent that additional shares of our common stock may be issued in the future, the relative interests of the then existing shareholders may be diluted.

Fully Paid Status. All outstanding shares of the Company’s common stock are validly issued, fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority to issue undesignated shares of “blank check” preferred stock in one or more series and to fix the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of additional preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock and could, among other things, have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

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Business Combinations under Texas Law

A number of provisions of Texas law, our Certificate of Formation, as amended, and Bylaws could make it more difficult for the acquisition of our company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate first with our Board of Directors.

Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code (the “Texas Business Combination Law”) provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder,” for a period of three years from the date that person became an affiliated shareholder, subject to certain exceptions (described below). An “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares. The law’s prohibitions do not apply if the business combination or the acquisition of shares by the affiliated shareholder was approved by the Board of Directors of the corporation before the affiliated shareholder became an affiliated shareholder; or the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

This law applies to Texas corporations which have more than 100 of record shareholders and which have not affirmatively elected to not be governed by such law, we do not have more than 100 record shareholders and are not considered an “issuing public corporation” for purposes of this law. Separately, we have elected in our Certificate of Formation, as amended, to not be governed by the Texas Business Corporation Law. Notwithstanding the above, the Texas Business Combination Law does not apply to the following:

●	the business combination of an issuing public corporation: where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its charter or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

●	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

●	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; or

●	a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

As discussed above, our Certificate of Formation, as amended, contains a provision expressly providing that we are not subject to the Texas Business Combination Law.

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Anti-Takeover Provisions of Our Charter Documents

Our Certificate of Formation, as amended, and Bylaws contain various provisions intended to promote the stability of our shareholder base and render more difficult certain unsolicited or hostile attempts to take us over, that could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business. These provisions include:

●	Special Meetings of Shareholders — Our Bylaws provide that special meetings of the shareholders may only be called by our Chairman, our President, or upon written notice to our Board of Directors by our shareholders holding not less than 30% of our outstanding voting capital stock.

●	Bylaws — Our Bylaws may be amended by our Board of Directors alone.

●	Advance Notice Procedures — Our Bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders. At an annual meeting, our shareholders elect a Board of Directors and transact such other business as may properly be brought before the meeting. By contrast, at a special meeting, our shareholders may transact only the business for the purposes specified in the notice of the meeting.

●	No cumulative voting — Our Certificate of Formation, as amended, and Bylaws do not include a provision for cumulative voting in the election of directors.

●	Vacancies — Our Bylaws provide that vacancies on our Board may be filled by a majority of directors in office, although less than a quorum, and not by the shareholders.

●	Preferred Stock — Our Certificate of Formation, as amended, allows us to issue up to 10,000,000 shares of preferred stock. The undesignated preferred stock may have rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having an anti-takeover effect.

●	Authorized but Unissued Shares — Our Board of Directors may cause us to issue our authorized but unissued shares of common stock in the future without shareholders’ approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

●	Action by Written Consent — Any action required or permitted to be taken by our common shareholders may be effected by written consent of the shareholders having not less than the minimum percentage of the vote required by the Texas Business Organizations Code for the proposed corporate action.

Warrants and Options

As of the date of this offering, we have options to purchase 1,250,000 shares of common stock outstanding, which have an exercise price of $1.10 per share and a term through September 1, 2027; and warrants to purchase 1,710,570 shares of common stock outstanding, which have an exercise price of $1.00 per share and terms ending between August 16, 2027 and September 21, 2027.

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Limitations on Liability and Indemnification of Officers and Directors

As authorized by Chapter 8 of the Texas Business Organizations Code, we may indemnify our officers and directors (and our former officers and directors) against expenses incurred by such persons in connection with any (A) threatened, pending, or completed action or other proceeding, whether civil, criminal, administrative, arbitrative, or investigative; (B) an appeal of an action or proceeding described by (A); and (C) an inquiry or investigation that could lead to an action or proceeding described by (A), involving such persons in their capacities as officers and directors, if it is determined in accordance with the Texas Business Organizations Code that: (1) the person: (A) acted in good faith; (B) reasonably believed: (i) in the case of conduct in the person’s official capacity, that the person’s conduct was in the enterprise’s best interests; and (ii) in any other case, that the person’s conduct was not opposed to the enterprise’s best interests; and (C) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful; (2) with respect to expenses, the amount of expenses other than a judgment is reasonable; and (3) indemnification should be paid.

Under Texas law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at our request as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer.

Additionally, our Bylaws (“Bylaws”), state that we shall indemnify every (i) present or former director, advisory director or officer of us, (ii) any person who while serving in any of the capacities referred to in clause (i) served at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) (each an “Indemnitee”).

Our Bylaws provide that we shall indemnify an Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which he was, is or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, if it is determined that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to us or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to us.

Except as provided above, the Bylaws provide that no indemnification shall be made in respect to any proceeding in which such Indemnitee has been (a) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s official capacity, or (b) found liable to us. The termination of any proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a) or (b) above. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall include, without limitation, all court costs and all fees and disbursements of attorneys’ fees for the Indemnitee. The indemnification provided shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

Neither our Bylaws nor our Certificate of Formation include any specific indemnification provisions for our officers or directors against liability under the Securities Act. Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Listing

We intend to list our common stock for trading on The Nasdaq Capital Market under the symbol “[●].”

Transfer Agent

The transfer agent for our common stock is Worldwide Stock Transfer, LLC located at One University Plaza, Suite 505, Hackensack, NJ 07601.

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Shares Eligible for Future Sale

Future sales of substantial amounts of common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of common stock that may be sold in the future.

Prior to this offering, there has been no active market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time.

Upon completion of this offering, assuming an offering size of shares of          common stock and an initial public offering price equal to $            (the midpoint of the estimated price range set forth on the cover of this prospectus), we will have outstanding an aggregate of            shares of common stock. Of these outstanding shares of common stock, the          shares of common stock sold in this offering and the              shares being registered pursuant to the Resale Prospectus will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining            shares of common stock are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
At 90 days from the date of this prospectus.
At or after one year* from the date of this prospectus

*	This one year period corresponds to the end of the lock-up period described below under “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after this offering, a person, or persons whose shares are aggregated, other than any affiliate of ours, who owns shares that were purchased from us or any affiliate of ours at least six months previously, is entitled to sell such shares as long as current public information about us is available. In addition, our affiliates who own shares that were purchased from us or any affiliate of ours at least six months previously are entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of our then-outstanding shares of common stock, which will equal approximately [●] shares immediately after this offering, and (2) the average weekly trading volume of our common stock on The Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144, or, if no such notice is required, the date of the receipt of the order to execute the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements in specified circumstances and the availability of current public information about us.

Furthermore, under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least one year previously, would be entitled to sell shares under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

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Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

None of our outstanding shares of common stock were issued in consideration for compensation.

Stock Options and Warrants; Stock Plan

As of the date of this offering, we have options to purchase 1,250,000 shares of common stock outstanding, which have an exercise price of $1.10 per share and a term through September 1, 2027; and warrants to purchase 1,710,570 shares of common stock outstanding, which have an exercise price of $1.00 per share and terms from between August 16, 2027 and September 21, 2027.

We intend to file a registration statement on Form S-8 under the Securities Act, which will register the shares of common stock underlying the options described above up 3,500,000 shares of common stock for issuance in connection with awards under our 2022 Equity Incentive Plan (see “Executive and Director Compensation— 2022 Equity Incentive Plan,” above), as well as the shares of common stock issuable upon exercise of any options or restricted stock units we may issue and/or grant prior to, or effective upon, the closing of the Offering. Subject to any vesting requirements, these shares registered on Form S-8 will be eligible for resale in the public markets without restriction, subject to Rule 144 limitations applicable to affiliates, upon issuance/award in the future, subject to the lock-up described below.

Lock-Up Agreements

Upon completion of this offering all of our directors and executive officers and the holders of 5% percent or greater of our capital stock will have signed lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of not less 12 months from the date of this prospectus without the prior written consent of the Representative. The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the shareholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

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Underwriting

In connection with this offering, we expect to enter an underwriting agreement with Boustead Securities, LLC (which we refer to herein as the “Representative”), as representative of the underwriters named in this prospectus, with respect to the common stock being sold in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Representative will agree to purchase from us on a firm commitment basis the respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, and each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, at the public offering price per share less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock set forth opposite its name in the following table.

Underwriters	Number of Shares
Boustead Securities, LLC

Total

The shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[  ] per share. If all of the shares are not sold at the initial offering price, the Representative may change the offering price and the other selling terms. The Representative has advised us that the underwriters do not intend to make sales to discretionary accounts. The underwriting agreement will provide that the obligations of the underwriters to pay for and accept delivery of the shares of common stock are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters. The obligation of the underwriters to purchase the shares of common stock is conditioned upon the Company receiving approval to list the shares of common stock for trading on The Nasdaq Capital Market.

Over-Allotment Option

If the underwriters sell more shares of common stock than the total number set forth in the table above, we have granted to the Representative an option, exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase up to [  ] additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, constituting 15% of the total number of shares of common stock to be offered in this offering (excluding shares subject to this option). The Representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis. Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of common stock that are the subject of this offering. If this option is exercised in full, the total proceeds to us will be $[●] before deduction of underwriting discounts and estimated offering expenses.

Discounts and Commissions; Expenses

The following table summarizes the public offering price and the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise in full and non-exercise of the over-allotment option that we have granted to the Representative):

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$	$
Underwriting discount payable by us	$	$	$	$
Non-accountable expense payable by us	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

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We have agreed to pay the underwriters the following: (i) a non-accountable expense allowance equal to 1.0% of the gross proceeds for expenses in connection with this offering; (ii) a cash discount of 7% of the gross proceeds from the sale of securities in this offering; and (iii) an accountable expense reimbursement of up to $230,000 for out-of-pocket expenses incurred in connection with this offering, including (a) up to $125,000 of the fees of the underwriters’ legal counsel, (b) $5,000 for background checks, (c) up to $50,000 of due diligence and other expenses, (d) and up to $50,000 of out-of-pocket expenses of the underwriters. The Representative’s out-of-pocket expenses include, but are not limited to: road show and travel expenses and platform on-boarding expenses. Any out-of-pocket expenses above $2,500 are to be pre-approved by the Company. As of the date of this prospectus, we have paid the Representative refundable advances of $25,000, which will be applied against its and its legal counsel’s actual out-of-pocket accountable expenses. Such advance payments will be returned to us to the extent any portion of the advance is not actually incurred, in accordance with FINRA Rule 5110(g)(4)(A).

We have been advised by the Representative that the underwriters propose to offer the common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $[●] per share under the public offering price. After the offering, the Representative may change the public offering price and other selling terms.

Representative’s Warrants

We have also agreed to issue to the Representative (or its permitted assignees) a warrant to purchase a number of shares of our common stock equal to 7% of the aggregate number of shares of common stock sold in this offering (the “Representative’s Warrant”). The Representative’s Warrant will be exercisable on a cashless basis at an exercise price equal to 125% of the public offering price of the shares sold in this offering. The Representative’s Warrant is exercisable commencing six months after the effective date of the registration statement of which this prospectus forms a part, in whole or in part, and will be exercisable for a period of five years from the effective date of the registration statement of which this prospectus forms a part. We have agreed to a one-time demand registration of the shares of common stock underlying the Representative’s Warrant for a period of five years from the effective date of the registration statement. The Representative’s Warrant also provides for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the underlying shares of common stock during the [three-year] period commencing from the effective date of the registration statement related to this offering. The Representative’s Warrant is not redeemable by us. The Representative’s Warrant and the shares of common stock issuable upon exercise of the warrant have been included on the registration statement of which this prospectus forms a part. Pursuant to applicable FINRA rules, and in particular Rule 5110, the Representative’s Warrant (and underlying shares) issued to the Representative may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days after the effective date of the registration statement related to this offering; provided, however, the Representative’s Warrant (and underlying shares) may be transferred to an underwriter’s officers, partners, registered persons or affiliates as long as the Representative’s Warrant (and underlying shares) remains subject to the lock-up.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

●	Short sales involve secondary market sales by an underwriter of a greater number of shares than they are required to purchase in the offering.

86

●	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the over-allotment option.

●	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the over-allotment option.

●	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

●	To close a naked short position, an underwriter must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, an underwriter must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

●	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by an underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Indemnification

We have agreed to indemnify the Representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Representative and the other underwriters may be required to make for these liabilities.

Right of First Refusal

The Representative has the right of first refusal for 12 months following the consummation of this offering or the termination or expiration of the engagement with the Representative to act as financial advisor on at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or our assets, whether in conjunction with another broker-dealer or on the Company’s own volition (collectively, “Future Services”). In the event that we engage the Representative to provide such Future Services, the Representative will be compensated consistent with the engagement agreement with the Representative, unless we mutually agree otherwise. To the extent we are approached by a third party to lead any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or assets, the Representative will be notified of the transaction and be granted the right to exercise its right of first refusal to provide Future Services.

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Lock-Up Agreements

Our officers and directors have each agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock for a period of 12 months following the closing of this offering (the “Lock-Up Period”), except that the shareholders are permitted to transfer shares so long as (a) the transferee executes a lock-up agreement for the balance of the Lock-Up Period, (b) the transfer is not a disposition for value, (c) the transfer is not required to be reported in any public report or filing with the SEC, and (d) the shareholder does not voluntarily effect any public filing or report regarding such transfer: (i) as a gift, (ii) to any immediate family member, (iii) if the shareholder is a business entity that transfers the shares to another entity that is an affiliate of the shareholder or if the shareholder is a business entity that transfers the shares to its limited partners, members or shareholders, (iv) if the shareholder is a trust that transfers the shares to a trust beneficiary, or (v) by will or other testamentary document or intestate succession, or by operation of law pursuant to a domestic order or in connection with a divorce settlement.

Further, the underwriters of this offering may engage in stabilization activities as described above. The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the Lock-Up Period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Electronic Offer, Sale and Distribution of Common Stock

A prospectus in electronic format may be made available on the websites maintained by the Representative. In addition, shares of common stock may be sold by the Representative to securities dealers who resell our common stock to online brokerage account holders. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as Representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock, where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. In particular, our common stock has not been qualified for distribution by prospectus in Canada and may not be offered or sold in Canada during the course of their distribution hereunder except pursuant to a Canadian prospectus or prospectus exemption.

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Certain Relationships

From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees.

Except for the services provided in connection with this offering and as described below, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus.

During August and September 2022, the Company undertook a private placement of units to accredited investors, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a price of $1.00 per unit. The warrants have a five-year term (from each closing date that units were sold) and an exercise price of $1.00 per share. If at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for the resale of the shares of common stock issuable upon exercise the warrants, the holder of the warrants may elect a cashless exercise of the warrants. The Representative, served as the placement agent in connection with the private placement (the “Placement Agent”). In total, we sold an aggregate of 1,500,500 units for $1,500,500 to 19 accredited investors between August 16, 2022 and September 20, 2022.

In connection with the private placement, we paid the Placement Agent a success fee of 7% of the gross purchase price of the units sold in the private placement, which amounted to $105,035, and a 1% non-accountable expense allowance, which amounted to $15,005. Additionally, we granted the Placement Agent warrants to purchase 7% of the number of shares and warrants sold in the offering, totaling warrants to purchase 210,070 shares of common stock, with an exercise price of $1.00 per share, the shares of common stock issuable upon exercise of which warrants are being registered in the Resale Prospectus. The warrants granted to the Placement Agent have cashless exercise rights (regardless of whether the shares underlying such warrants are registered) and a term of five years from their original grant date (a total of 56,000 warrants were granted to the Placement Agent on August 16, 2022; a total of 51,870 warrants were granted to the Placement Agent on September 9, 2022 and a total of 102,200 warrants were granted to the Placement Agent on September 21, 2022). The Private Placement Warrant will not be exercisable or convertible for more than five years from the commencement of this offering. Pursuant to applicable FINRA rules and, in particular, Rule 5110(e)(1), the Private Placement Warrant may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities for a period of 180 days beginning on the date of commencement of sales of this public offering; provided, however, the Private Placement Warrant may be transferred to the Placement Agent’s officers, partners, registered persons or affiliates as long as the warrants remain subject to the lock-up restriction above.

The Company agreed to indemnify the Placement Agent for certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments that the Placement Agent may be required to make in respect thereof.

Investors in the private placement were provided piggy-back registration rights (with customary underwriter cutbacks) in connection with the shares and shares of common stock issuable upon exercise of the warrants, which shares and shares underlying the warrants (including the Placement Agent’s warrants) are included in the Resale Prospectus.

Listing

In connection with this offering, we intend to apply to have our common stock listed for trading on The Nasdaq Capital Market under the symbol “[   ].” There is no assurance, however, that our common stock will be listed for trading on The Nasdaq Capital Market or any other national securities exchange.

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Legal Matters

The validity of the securities offered by this prospectus will be passed upon for us by The Loev Law Firm, PC, Bellaire, Texas. David M. Loev, the Managing Partner, President and sole owner of The Loev Law Firm, PC, beneficially owns less than 4% of the outstanding shares of our common stock and is the brother-in-law of Jacob D. Cohen, our Chairman and Chief Executive Officer. Certain legal matters in connection with this offering will be passed upon for the underwriters by Olshan Frome Wolosky LLP, New York, New York.

Experts

The financial statements of Mangoceuticals, Inc. as of December 31, 2021 and for the period from October 7, 2021 (Inception) through December 31, 2021, included in this prospectus and the registration statement have been audited by M&K CPAS, PLLC, Houston, Texas, independent registered public accounting firm, as stated in their report dated July 1, 2022, which includes an explanatory paragraph regarding Mangoceuticals, Inc.’s ability to continue as a going concern, has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 (File No. 333-[  ]) under the Securities Act, with respect to the securities offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at https://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC. If you do not have internet access, requests for copies of such documents should be directed to Jacob D. Cohen, the Company’s Chief Executive Officer, at Mangoceuticals, Inc., 4131 N. Central Expressway, Suite 900, Dallas, Texas 75204.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the website of the SEC referred to above.

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Index to Financial Statements

Audited Financial Statements

Unaudited Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mangoceuticals, Inc.,

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mangoceuticals, Inc. (the Company) as of December 31, 2021, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the period from October 7, 2021 (inception) to the period then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from October 7, 2021 (inception) to the period then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered a net loss from start-up operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Due to the net loss for the year, The Company evaluated the need for a going concern. Auditing management’s evaluation of a going concern can be a significant judgement given the fact that the Company uses the management estimates on future revenues and expenses which are not able to be substantiated.

As discussed in Note 6, the Company has a going concern due to the net loss during the year ended December 31, 2021. To evaluate the appropriateness of the going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure on going concern.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company’s auditor since 2022

Houston, TX

July 1, 2022

F-2

MANGOCEUTICALS, INC.

Balance Sheet

December 31, 2021

(Audited)

December 31, 2021

ASSETS
Cash and Cash Equivalents	$22,550
TOTAL CURRENT ASSETS	22,550
TOTAL ASSETS	$22,550

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Notes Payable from Related Parties	39,270
TOTAL CURRENT LIABILITIES	39,270
TOTAL LIABILITIES	39,270
STOCKHOLDERS’ DEFICIT
Common stock (par value $0.0001, 200,000,000 shares authorized, of which 8,000,000 shares issued and outstanding as of December 31, 2021)	800
Additional paid in capital	181
Retained Earnings	(17,701)
TOTAL STOCKHOLDERS’ DEFICIT	(16,720)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$22,550

The accompanying notes are an integral part of these financial statements.

F-3

MANGOCEUTICALS, INC.

Statement of Operations

From October 7, 2021 (inception) to December 31, 2021

(Audited)

From October 7, 2021 (inception) to December 31, 2021
Operating Expenses
General and administrative expenses	$17,520
Total operating expenses	17,520
Net Loss	(17,520)

Other Income/Expenses
Interest Expense	(181)
Total Other Income (Expense)	(181)

Net Loss	$(17,701)
Basic and diluted income (loss) per share	$(0.00)
Weighted average number of shares outstanding
Basic and diluted	8,000,000

The accompanying notes are an integral part of the financial statements.

F-4

MANGOCEUTICALS, INC.

Statement of Changes in Stockholders’ deficit

From October 7, 2021 (inception) to December 31, 2021

	Common Stock		Additional Paid in	Accumulated	Total Shareholder’s
	Shares	Amount	Capital	Deficit	(Deficit)
October 7, 2021 (inception)	-	$-	$-	$-	$-

Issuance of Common Shares	8,000,000	$800	-	–	$800

Imputed Interest			181		181

Net (loss)	–	–	–	$(17,701)	(17,701)

Balance, December 31, 2021	8,000,000	$800	$181	$(17,701)	$(16,720)

The accompanying notes are an integral part of these financial statements.

F-5

MANGOCEUTICALS, INC.

Statement of Cash Flows

From October 7, 2021 (inception) to December 31, 2021

(Audited)

From October 7, 2021 (inception) to December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$17,701
Adjustments to reconcile net loss to net cash used in operating activities:
Imputed Interest	(181)
NET CASH (USED IN) OPERATING ACTIVITIES	(17,520)

CASH FLOWS FROM FINANCING ACTIVITIES:
Notes Payable from Related Parties	39,270
Proceeds from sales of stock	800
NET CASH PROVIDED BY FINANCING ACTIVITIES	40,070

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	–

CASH AND CASH EQUIVALENTS:
Beginning of period	–
End of period	$22,550

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$–
Cash paid for interest	$–

The accompanying notes are an integral part of these financial statements.

F-6

MANGOCEUTICALS, INC.

Notes to Financial Statements

From October 7, 2021 (inception) to December 31, 2021

(Audited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Mangoceuticals, Inc. (“Mangoceuticals” or the “Company”), was incorporated in the State of a Texas on October 7, 2021, with the intent of focusing on developing, marketing, and selling a variety of men’s wellness products and services via a telemedicine platform. To date, the Company has identified men’s wellness telemedicine services and products as a growing sector in the most recent years and especially related to the areas of erectile dysfunction and hair loss products. In this regard, Mangoceuticals is currently in the process of developing and preparing to market a new brand of erectile dysfunction (ED) products that delivers fast acting results through a proprietary combination of FDA approved ingredients.

Mangoceuticals plans to market and sell this new brand of ED products exclusively online and will require the use of a telemedicine visit, a doctor’s prescription and the fulfillment of the prescription by pharmacy licensed in the state in which the customer resides. Mangoceuticals plans to rely heavily on digital and social media marketing with the goal of creating viral marketing campaigns, using social media influencers and celebrities, funding permitting.

The Company is a majority owned subsidiary of American International Holdings Corp, a Nevada corporation whose common stock is quoted on the OTCQB Market maintained by OTC Markets Group Inc. under the symbol “AMIH.”

Impact of COVID-19 Pandemic on Consolidated Financial Statements. The outbreak of the 2019 novel coronavirus disease (“COVID-19”), which was declared a global pandemic by the World Health Organization on March 11, 2020, and the related responses by public health and governmental authorities to contain and combat its outbreak and spread has severely impacted the U.S. and world economies during the end of the first quarter of 2020, and continuing through the end of 2020 and into 2021. COVID-19 and the U.S. response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. The Company does not yet know the full extent of the effects on the economy, the markets we serve, our business, or our operations.

Moving forward, economic recessions, including those brought on by the continued COVID-19 outbreak may have a negative effect on the demand for our services and our operating results. Any prolonged disruption to our operations or work force availability is likely to have a significant adverse effect on our results of operations, cash flows and ability to meet continuing debt service requirements. All of the above may be exacerbated in the future as the COVID-19 outbreak and the governmental responses thereto continues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements present the financial position, results of operations and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All dollar amounts are rounded to the nearest thousand dollars.

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company maintains the majority of its cash accounts at a commercial bank. The total cash balance is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per commercial bank. From time to time, cash in deposit accounts may exceed the FDIC limits, the excess would be at risk of loss for purposes of the statement of cash flows. There are no cash equivalents at December 31, 2021.

F-7

Income Taxes

The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Income taxes are provided in accordance with ASC-740, Income Taxes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

Net Loss Per Common Share

We compute net income (loss) per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. There were no options, warrants or derivative securities outstanding as of December 31, 2021.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results can, and in many cases will, differ from those estimates.

Fair value of financial instruments

The Company measures its financial and non-financial assets and liabilities, as well as makes related disclosures, in accordance with FASB Accounting Standards Codification No. 820, Fair Value Measurement (“ASC 820”), which provides guidance with respect to valuation techniques to be utilized in the determination of fair value of assets and liabilities. Approaches include, (i) the market approach (comparable market prices), (ii) the income approach (present value of future income or cash flow), and (iii) the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

Our financial instruments include cash, accounts payable and accrued liabilities.

F-8

Management’s Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Concentration and Risks

The Company’s operations are subject to risks including financial, operational, regulatory and other risks including the potential risk of business failure. For the year ended December 31, 2021, the Company had no significant revenue from continuing operations which were derived from a single or a few major customers.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the effect of recently issued standards that are not yet effective will not have a material effect on its financial position or results of operations upon adoption.

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740).” This standard simplifies the accounting for income taxes. This standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted for all entities. The Company adopted ASU 2019-12 effective on January 1, 2021, and it did not have an effect on the Company’s financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

Related Parties

The Company follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20 the related parties include a. affiliates of the Company; b. Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c. trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d. principal owners of the Company; e. management of the Company; f. other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

F-9

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a. the nature of the relationship(s) involved; b. a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c. the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d. amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement. A material related party transaction has been identified in Note 3 in the financial statements.

Revenue Recognition

Our Company generates our online revenue through the sale of products and services purchased by customers directly through our online platform Online Revenue represents the sales of products and services on our platform, net of refunds, credits, and chargebacks, and includes revenue recognition adjustments recorded pursuant to accounting principles generally accepted in the United States of America (“U.S. GAAP”), primarily relating to deferred revenue and returns reserve. Online Revenue is generated by selling directly to consumers through our websites.

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. For revenue generated through its online platform, the Company defines its customer as an individual who purchases products or services through websites. The transaction price in the Company’s contracts with customers is the total amount of consideration to which the Company expects to be entitled in exchange for transferring products or services to the customer.

The Company’s contracts that contain prescription products issued as the result of a consultation include two performance obligations: access to (i) products and (ii) consultation services. The Company’s contracts for prescription refills have a single performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product to the customer and, in contracts that contain services, by the provision of consultation services to the customer. The Company satisfies its performance obligation for products at a point in time, which is upon delivery of the products to a third-party carrier. The Company satisfies its performance obligation for services over the period of the consultation service, which is typically a few days. The customer obtains control of the products and services upon the Company’s completion of its performance obligations.

To fulfill its promise to customers for contracts that include professional medical consultations, the Company maintains relationships with various “Affiliated Medical Groups,” which are professional corporations or other professional entities owned by licensed physicians and that engage licensed healthcare professionals (physicians, physician assistants, nurse practitioners, and mental health providers; collectively referred to as “Providers” or individually, a “Provider”) to provide consultation services. The Company accounts for service revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company determines which Affiliated Medical Group and Provider provides the consultation to the customer; (ii) the Company is primarily responsible for the satisfactory fulfillment and acceptability of the services; (iii) the Company incurs costs for consultation services even for visits that do not result in a prescription and the sale of products; and (iv) the Company, at its sole discretion, sets all listed prices charged on its websites for products and services.

Additionally, to fulfill its promise to customers for contracts that include sale of prescription products, the Company maintains relationships with certain affiliated and third-party pharmacies (“Contracted Pharmacies” or individually, a “Contracted Pharmacy”) to fill prescriptions that are ordered by the Company’s customers for fulfillment through the Company’s websites. The Company accounts for prescription product revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company has sole discretion in determining which Contracted Pharmacy fills a customer’s prescription; (ii) Contracted Pharmacies fill the prescription based on fulfillment instructions provided by the Company, including using the Company’s branded packaging for generic products; (iii) the Company is primarily responsible to the customer for the satisfactory fulfillment and acceptability of the order; (iv) the Company is responsible for refunds of the prescription medication after transfer of control to the customer; and (v) the Company, at its sole discretion, sets all listed prices charged on its websites for products and services.

F-10

The Company estimates refunds using the expected value method based on historical refunds granted to customers. The Company updates its estimate at the end of each reporting period and recognizes the estimated amount as contra-revenue with a corresponding refund liability. Sales, value-added, and other taxes are excluded from the transaction price and, therefore, from revenue.

The Company accounts for shipping activities, consisting of direct costs to ship products performed after the control of a product has been transferred to the customer, in cost of revenue.

NOTE 3 – LOANS FROM RELATED PARTIES

On December 10, 2021, the Company received an advance of $39,200 from its majority shareholder, AMIH, in order to cover various general and administrative expenses. The advance bears no interest and is due on demand upon the Company’s ability to repay the advance from either future revenues or investment proceeds. The amount owed to AMIH was $39,200 as of December 31, 2021. Imputed interest equal to eight percent (8%) per annum, or $181, was recorded against the related party advance as of December 31, 2021.

On December 10, 2021, the Company received an advance of $70 from ZipDoctor, Inc., a wholly owned subsidiary of its majority shareholder, AMIH, which was used to open and establish the Company’s bank account. The advance bears no interest and is due on demand upon the Company’s ability to repay the advance from either future revenues or investment proceeds. The amount owed to ZipDoctor was $70 as of December 31, 2021. Imputed interest equal to eight percent (8%) per annum, or $0, was recorded against the related party advance as of December 31, 2021.

NOTE 4 – INCOME TAXES

Deferred income taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The components of deferred income tax assets are as follows:

December 31, 2021
Deferred Tax Asset:
Net Operating Loss	$17,701
Valuation Allowance	(17,701)
Net Deferred Asset	$—

At December 31, 2021, the Company provided a 100% valuation allowance for the deferred tax asset because it could not be determined whether it was more likely than not that the deferred tax asset/(liability) would be realized.

NOTE 5 – CAPITAL STOCK

The Company is authorized to issue 10,000,000 shares of Common stock, $.0001 par value, with such designations, rights and preferences as may be determined from time to time by the Board of Directors. On October 7, 2021, the Company issued 8,000,000 shares of its common stock, $.0001 par value, to its majority shareholder, AMIH, in exchange for $800 in cash. At December 31, 2021, there were 8,000,000 shares issued and outstanding.

F-11

NOTE 6 – GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As reflected in the accompanying financials, the Company had a net loss of $17,520 and an accumulated deficit of $17,520 for the year ended December 31, 2021. Although management believes that it will be able to successfully execute its business plan, which includes third party financing and the raising of capital to meet the Company’s future liquidity needs, there can be no assurances in this regard. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may become a party to lawsuits involving various matters. The impact and outcome of litigation, if any, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company believes the ultimate resolution of any such current proceeding will not have a material adverse effect on our continued financial position, results of operations or cash flows.

NOTE 8 – SUBSEQUENT EVENTS

On April 6, 2022, the Company issued 1,000,000 shares of common stock to the Company’s co-founder and CEO, Jacob D. Cohen, in consideration for services rendered.

On April 6, 2022, the Company issued 1,000,000 shares of common stock to the Company’s co-founder, President and COO, Jonathan Arango, in consideration for services rendered to the Company.

On April 15, 2022, the Company filed a Certificate of Amendment with the Secretary of State of Texas to increase its authorized number of shares to 210,000,000, consisting of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of “blank check” preferred stock par value $0.0001 per share.

On June 16, 2022, Cohen Enterprises, Inc. (“Cohen Enterprises”), which entity is owned and controlled by Jacob D. Cohen, the Company’s Chief Executive Officer and member of the Board of Directors, entered into and closed on a Stock Purchase Agreement (the “SPA”) for the purchase of all shares of the Company’s common stock as held by American International Holdings Corp. (“AMIH”). Pursuant to the SPA, Cohen Enterprises purchased 8,000,000 shares of the outstanding common stock of the Company, which represented 80% of the Company’s then outstanding shares of common stock, in consideration for $90,000, which was approximately the same amount that had been advanced to the Company from AMIH through the date of the SPA ($89,200). Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from AMIH to the Company, pursuant to the terms of the SPA.

On June 23, 2022, the Company issued 250,000 shares of common stock to The Loev Law Firm, PC in consideration for legal services rendered to the Company.

F-12

MANGOCEUTICALS, INC.

Balance Sheet

	(Unaudited)	(Audited)
	June 30, 2022	December 31, 2021
ASSETS

Cash and Cash Equivalents	$868	$22,550
TOTAL CURRENT ASSETS	$868	22,550
TOTAL ASSETS	$868	$22,550

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts Payable	$25,000	-
Notes Payable from Related Parties	$114,200	39,270
TOTAL CURRENT LIABILITIES	$139,200	39,270
TOTAL LIABILITIES	$139,200	39,270
STOCKHOLDERS’ DEFICIT
Common stock (par value $0.0001, 200,000,000 shares authorized, of which 10,250,000 shares issued and outstanding as of June 30, 2022 and 8,000,000 shares issued and outstanding as of December 31, 2021)	1,025	800
Additional paid in capital	227,428	181
Accumulated Deficit	(366,785)	(17,701)
TOTAL STOCKHOLDERS’ DEFICIT	(138,332)	(16,720)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$868	$22,550

The accompanying notes are an integral part of these financial statements.

F-13

MANGOCEUTICALS, INC.

Statement of Operations

(Unaudited)

For the Six Months Ended June 30, 2022
Operating expenses
General and administrative expenses	$346,612
Total operating expenses	346,612

Loss from operations	(346,612)

Other income (expenses)
Interest Expense	(2,472)
Total other income (expenses)	(2,472)

Loss before income taxes	(349,084)

Income taxes	-

Net Loss	$(349,084)

Basic and diluted income (loss) per share
Continuing operations	$(0.00)
Discontinued operations	$(0.00)

Weighted average number of shares outstanding
Basic and diluted	9,017,956

The accompanying notes are an integral part of the financial statements

F-14

MANGOCEUTICALS, INC.

Statement of Changes in Stockholders’ deficit

(Unaudited)

	Common Stock		Additional Paid-in	Common Stock	Retained Earnings	Treasury	Total Shareholders’
	Shares	Amount	Capital	Payable	(Deficit)	Stock	(Deficit)
October 7, 2021 (inception)	-	$-	$-	$-	$-	$-	$-

Issuance of Common Shares	8,000,000	800	-	-	-	-	800

Imputed Interest	-	-	181	-	-	-	181

Net (loss)	-	-	-	-	(17,701)	-	(17,701)

Balance, December 31, 2021	8,000,000	$800	$181	$-	$(17,701)	$-	$(16,720)

Imputed Interest	-	-	889	-	-	-	889

Net (loss)	-	-	-	-	(19,599)	-	(19,599)

Balance, March 31, 2022	8,000,000	$800	$1,070	$-	$(37,300)	$-	$(35,430)

Issuance of Common Stock for Services	2,250,000	225	224,775	-	-	-	225,000

Imputed Interest	-	-	1,583	-	-	-	1,583

Net (loss)	-	-	-	-	(329,485)	-	(329,485)

Balance, June 30, 2022	10,250,000	$1,025	$227,428	$-	$(366,785)	$-	$(138,332)

The accompanying notes are an integral part of these financial statements.

F-15

MANGOCEUTICALS, INC.

Statement of Cash Flows

(Unaudited)

For the Six Months Ended
June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(349,084)
Issuance of Common Stock for Services	225,000
Imputed Interest	2,472
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts Payable	25,000
NET CASH (USED IN) OPERATING ACTIVITIES	(96,612)

CASH FLOWS FROM FINANCING ACTIVITIES:
Notes Payable from Related Parties	74,930
Advances from Related Parties	11,613
Repayment of Advances from Related Parties	(11,613)
NET CASH PROVIDED BY FINANCING ACTIVITIES	74,930

NET DECREASE IN CASH AND CASH EQUIVALENTS	(21,682)

CASH AND CASH EQUIVALENTS:
Beginning of period	$22,500
End of period	$868

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$-

The accompanying notes are an integral part of these financial statements

F-16

MANGOCEUTICALS, INC.

Notes to Financial Statements

Six Months Ended June 30, 2021

(Unaudited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Mangoceuticals, Inc. (“Mangoceuticals” or the “Company”), was incorporated in the State of a Texas on October 7, 2021, with the intent of focusing on developing, marketing, and selling a variety of men’s wellness products and services via a telemedicine platform. To date, the Company has identified men’s wellness telemedicine services and products as a growing sector in the most recent years and especially related to the areas of erectile dysfunction and hair loss products. In this regard, Mangoceuticals is currently in the process of developing and preparing to market a new brand of erectile dysfunction (ED) products that delivers fast acting results through a proprietary combination of U.S. Food and Drug Administration (FDA) approved ingredients.

Mangoceuticals plans to market and sell this new brand of ED products exclusively online and will require the use of a telemedicine visit, a doctor’s prescription and the fulfillment of the prescription by pharmacy licensed in the state in which the customer resides.

Impact of COVID-19 Pandemic on Consolidated Financial Statements. The outbreak of the 2019 novel coronavirus disease (“COVID-19”), which was declared a global pandemic by the World Health Organization on March 11, 2020, and the related responses by public health and governmental authorities to contain and combat its outbreak and spread has severely impacted the U.S. and world economies during the end of the first quarter of 2020, and continuing through the end of 2020 and into 2021. COVID-19 and the U.S. response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. The Company does not yet know the full extent of the effects on the economy, the markets we serve, our business, or our operations.

Moving forward, economic recessions, increased inflation and/or interest rates, including those brought on by the continued COVID-19 outbreak may have a negative effect on the demand for our services and our operating results. Any prolonged disruption to our operations or work force availability is likely to have a significant adverse effect on our results of operations, cash flows and ability to meet continuing debt service requirements. All of the above may be exacerbated in the future as the COVID-19 outbreak and the governmental responses thereto continues.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements present the financial position, results of operations and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All dollar amounts are rounded to the nearest thousand dollars.

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company maintains the majority of its cash accounts at a commercial bank. The total cash balance is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per commercial bank. From time to time, cash in deposit accounts may exceed the FDIC limits, the excess would be at risk of loss for purposes of the statement of cash flows. There are no cash equivalents at June 30, 2022.

F-17

Income Taxes

The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Income taxes are provided in accordance with FASB Accounting Standards Codification (ASC) ASC 740, Income Taxes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

Net Loss Per Common Share

We compute net loss per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. There were no options, warrants or derivative securities outstanding as of June 30, 2022.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results can, and in many cases will, differ from those estimates.

Fair value of financial instruments

The Company measures its financial and non-financial assets and liabilities, as well as makes related disclosures, in accordance with FASB ASC 820, Fair Value Measurement (“ASC 820”), which provides guidance with respect to valuation techniques to be utilized in the determination of fair value of assets and liabilities. Approaches include, (i) the market approach (comparable market prices), (ii) the income approach (present value of future income or cash flow), and (iii) the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

Our financial instruments include cash, accounts payable and accrued liabilities.

F-18

Management’s Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Concentration and Risks

The Company’s operations are subject to risks including financial, operational, regulatory and other risks including the potential risk of business failure. For the six months ended June 30, 2022, the Company had no significant revenue from continuing operations which were derived from a single or a few major customers.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the effect of recently issued standards that are not yet effective will not have a material effect on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in US GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

Related Parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20, the related parties include a. affiliates of the Company; b. Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c. trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d. principal owners of the Company; e. management of the Company; f. other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a. the nature of the relationship(s) involved; b. a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c. the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d. amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement. A material related party transaction has been identified in Note 3 in the financial statements.

F-19

Revenue Recognition

Our Company generates our online revenue through the sale of products and services purchased by customers directly through our online platform. Online revenue represents the sales of products and services on our platform, net of refunds, credits, and chargebacks, and includes revenue recognition adjustments recorded pursuant to US GAAP primarily relating to deferred revenue and returns reserve. Online revenue is generated by selling directly to consumers through our websites.

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. For revenue generated through its online platform, the Company defines its customer as an individual who purchases products or services through websites. The transaction price in the Company’s contracts with customers is the total amount of consideration to which the Company expects to be entitled in exchange for transferring products or services to the customer.

The Company’s contracts that contain prescription products issued as the result of a consultation include two performance obligations: access to (i) products and (ii) consultation services. The Company’s contracts for prescription refills have a single performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product to the customer and, in contracts that contain services, by the provision of consultation services to the customer. The Company satisfies its performance obligation for products at a point in time, which is upon delivery of the products to a third-party carrier. The Company satisfies its performance obligation for services over the period of the consultation service, which is typically a few days. The customer obtains control of the products and services upon the Company’s completion of its performance obligations.

The Company has entered into a Physician Services Agreement with BrighterMD, LLC dba Doctegrity (“Doctegrity”) to provide online telemedicine technology services to the Company (as discussed below under Note 8 – Subsequent Events). The Company accounts for service revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company determines which providers provide the consultation to the customer; (ii) the Company is primarily responsible for the satisfactory fulfillment and acceptability of the services; (iii) the Company incurs costs for consultation services even for visits that do not result in a prescription and the sale of products; and (iv) the Company, at its sole discretion, sets all listed prices charged on its websites for products and services.

Additionally, as discussed below under Note 8 – Subsequent Events, the Company has entered into a Master Services Agreement and Statement of Work with Epiq Scripts, LLC (“Contracted Pharmacy”), which is a related party, to provide pharmacy and compounding services to the Company to fulfill its promise to customers for contracts that include sale of prescription products and to fill prescriptions that are ordered by the Company’s customers for fulfillment through the Company’s websites. The Company accounts for prescription product revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company has sole discretion in determining which Contracted Pharmacy fills a customer’s prescription; (ii) Contracted Pharmacy fills the prescription based on fulfillment instructions provided by the Company, including using the Company’s branded packaging for generic products; (iii) the Company is primarily responsible to the customer for the satisfactory fulfillment and acceptability of the order; (iv) the Company is responsible for refunds of the prescription medication after transfer of control to the customer; and (v) the Company, at its sole discretion, sets all listed prices charged on its websites for products and services.

The Company estimates refunds using the expected value method based on historical refunds granted to customers. The Company updates its estimate at the end of each reporting period and recognizes the estimated amount as contra-revenue with a corresponding refund liability. Sales, value-added, and other taxes are excluded from the transaction price and, therefore, from revenue.

The Company accounts for shipping activities, consisting of direct costs to ship products performed after the control of a product has been transferred to the customer, in cost of revenue.

F-20

NOTE 3 – LOANS FROM RELATED PARTIES

On December 10, 2021 and March 18, 2022, the Company received advances of $39,200 and $50,000, respectively, for a total of $89,200 from its previous majority shareholder, American International Holdings Corp (“AMIH”), in order to cover various general and administrative expenses. The advances bear no interest and are due on demand upon the Company’s ability to repay the advances from either future revenues or investment proceeds. On June 16, 2022, Cohen Enterprises, Inc. (“Cohen Enterprises”), which entity is owned and controlled by Jacob D. Cohen, the Company’s Chief Executive Officer and member of the Board of Directors, entered into and closed a Stock Purchase Agreement (the “SPA”) for the purchase of 8,000,000 shares of the outstanding common stock of the Company which were then held by AMIH, which represented 80% of the Company’s then outstanding shares of common stock, in consideration for $90,000. Pursuant to the terms of the SPA, Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from AMIH to the Company.

On June 29, 2022, Company received an advance of $25,000 from Cohen Enterprises in order to cover various general and administrative expenses. The total amount owed to Cohen Enterprises was $114,200 as of June 30, 2022 and the Company recorded imputed interest equal to eight percent (8%) per annum, or $2,472, against the related party advances as of June 30, 2022.

On December 10, 2021, the Company received an advance of $70 from ZipDoctor, Inc., a wholly-owned subsidiary of its then majority shareholder, AMIH, which was used to open and establish the Company’s bank account. The advance bears no interest and is due on demand upon the Company’s ability to repay the advance from either future revenues or investment proceeds. The amount was paid in full on May 24, 2022 and the amount owed to ZipDoctor was $0 as of June 30, 2022.

The Company’s Chief Executive Officer, Jacob D. Cohen, has made his personal credit card available for purchases on behalf of the Company to cover various general and administrative expenses. Mr. Cohen has been repaid a total of $11,613 as of June 30, 2022 for Company purchases made on his personal credit card.

NOTE 4 – INCOME TAXES

Deferred income taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The components of deferred income tax assets are as follows:

June 30, 2022
Deferred Tax Asset:
Net Operating Loss	$349,084
Valuation Allowance	(349,084)
Net Deferred Asset	$—

At June 30, 2022, the Company provided a 100% valuation allowance for the deferred tax asset because it could not be determined whether it was more likely than not that the deferred tax asset/(liability) would be realized.

NOTE 5 – CAPITAL STOCK

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of “blank check” preferred stock, $0.0001 par value. All preferred stock were undesignated as of December 31, 2021 and June 30, 2022.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, par value $0.0001 per share, of which 10,250,000 shares were issued and outstanding at June 30, 2022 and 8,000,000 were issued and outstanding at December 31, 2021.

F-21

On April 6, 2022, the Company issued 1,000,000 shares of restricted common stock to the Company’s co-founder and CEO, Jacob D. Cohen, in consideration for services rendered. The shares were valued at $0.10 per share for a total of $100,000.

On April 6, 2022, the Company issued 1,000,000 shares of restricted common stock to the Company’s co-founder, President and COO, Jonathan Arango, in consideration for services rendered to the Company. The shares were valued at $0.10 per share for a total of $100,000.

On June 23, 2022, the Company issued 250,000 shares of restricted common stock to The Loev Law Firm, PC in consideration for legal services rendered to the Company. The managing partner of The Loev Law Firm, PC is David M. Loev, who is the brother-in-law of the Company’s CEO, Jacob D. Cohen. The shares were valued at $0.10 per share for a total of $25,000.

NOTE 6 – GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As reflected in the accompanying financials, the Company had a net loss of $349,084 for the six months ended June 30, 2022 and an accumulated deficit of $366,785 as of June 30, 2022. The Company will need to raise additional capital to successfully execute its business plan of which there can be no assurance. The sources of this capital are expected to be the sale of equity and debt, which may not be available on favorable terms, if at all, and may, if sold, cause significant dilution to existing shareholders. If we are unable to access additional capital moving forward, it may hurt our ability to grow and to generate future revenues, our financial position, and liquidity, or force us to abandon our business plan. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Unless management is able to obtain additional financing, it is unlikely that the Company will be able to meet its funding requirements during the next 12 months. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may become a party to lawsuits involving various matters. The impact and outcome of litigation, if any, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is not currently subject to any such litigation.

NOTE 8 – SUBSEQUENT EVENTS

On August 1, 2022, we entered into a Physician Services Agreement (the “Physicians Agreement”) with BrighterMD, LLC dba Doctegrity (“Doctegrity”). Pursuant to the Physicians Agreement, Doctegrity, which provides online telemedicine technology services and provides access to independently contracted licensed physicians and providers, agreed to (a) arrange for the services of a physician or where appropriate, a mid-level practitioner with delegated authority from a physician, licensed in the appropriate state the practice of medicine will take place (each a “Physician”), who will establish a physician/patient relationship with patients associated with the Company’s platform in accordance with the laws and regulations of the appropriate state(s) and also provide physician review and assessment and quality control of the Company’s or related brands advertising of services, medical questionnaires and related prescription requests; and (b) provide an asynchronous telehealth platform (and in certain cases, synchronous capabilities in certain US States where and when available and applicable) which provides patient access to licensed physicians in the state from which the patient, who is participating under our platform resides.

Payment for services of Doctegrity under the Physicians Agreement is not contingent upon a prescription being written and we are required to pay Doctegrity for a per visit fee whether or not a Physician, in the Physician’s sole discretion, makes a medical decision, to write a prescription or not. We agreed to pay Doctegrity certain per visit technology fees per asynchronous and synchronous visit with the Company’s potential customers.

F-22

The Physicians Agreement has a term of one year subject to automatic one-year renewals unless and until terminated in accordance with the Physicians Agreement, including by either party with 90 days prior written notice with or without cause and for cause with 10 days written notice.

On August 8, 2022, the Company began a private placement of up to $2,000,000 of units (the “Units”), each consisting of one share of common stock (the “Shares”) and a warrant to purchase one share of common stock (the “Warrants”), at a price of $1.00 per Unit. The Warrants have a five-year term and an exercise price of $1.00 per share, for which cash would need to be remitted to us for exercise in the event that the shares underlying the warrants have been registered, otherwise the Warrants are exercisable on either a cash basis or a cashless basis. The offering of the Units is referred to as the “Offering.” The Units are being offered by the Company only to investors that qualify as “accredited investors,” as that term is defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). The price of the Units has been determined by us and such price does not necessarily bear any relation to the book value or other recognized criteria of value of the Company.

The Offering commenced on August 8, 2022 and will continue until the earlier of the sale of all $2,000,000 of Units or September 30, 2022, unless extended by the Company and Boustead Securities, LLC, the placement agent for the Offering (“Boustead”), in their sole discretion, without notice to any prospective or then current investor, for up to an additional 90 days (i.e., until December 29, 2022). The Offering is for a minimum of $250,000 of Units and all subscriptions will remain in escrow until this minimum amount is raised. The Company and Boustead reserve the right to terminate the Offering at any time in their sole discretion, before or after the minimum offering amount is raised.

On August 16, 2022, the Company sold 400,000 Units to four investors in exchange for $100,000 in gross proceeds from each investor, and subsequently issued the investors 400,000 Shares and 400,000 Warrants.

On August 16, 2022, the Company granted warrants to purchase 56,000 shares of common stock to Boustead at an exercise price of $1.00 per share, which include cashless exercise rights. The warrants were issued to Boustead as compensation for serving as the Company’s placement agent for the Offering. The Company also paid Boustead an aggregate of $57,000 in placement fees and expenses.

On September 1, 2022, and effective on August 30, 2022, we entered into a Master Services Agreement with Epiq Scripts, LLC (“Epiq Scripts”), which is 51%-owned by American International Holdings Corp. (“American International”). Mr. Cohen, our Chief Executive Officer and Chairman serves as a director of, Chief Executive Officer of, and has voting control over American International. The Company was wholly-owned by American International until April 16, 2022, when control of the Company was sold to Cohen Enterprises, which is owned and controlled by Mr. Cohen.

Pursuant to the Master Services Agreement and a related statement of work (SOW), Epiq Scripts agreed to provide pharmacy and related services to the Company, the Company agreed to exclusively use Epiq Scripts as the provider of the Services (defined below) during the term of the agreement, so long as Epiq Scripts complies with the terms of the Master Services Agreement. The agreement also includes a 30 day right of first refusal for Epiq Scripts to provide pharmacy services for any new product that Mango may introduce during the term of the agreement.

Pursuant to the SOW, Epiq Scripts agreed to provide for the online fulfillment, specialty compounding, packaging, shipping, dispensing and distribution (collectively, the “Services”) of products sold exclusively via our website that may be prescribed as part of a telehealth consultation on our platform. Epiq Scripts also agreed to provide mail service pharmacy services to us on an exclusive basis during the term of the SOW.

We agreed to provide Epiq Scripts with all custom packaging materials, including but not limited to, individual sachet and/or blister packaging materials, outer box packaging, and any custom inserts and/or marketing information to accompany the prescription shipment, if any and to provide Epiq Scripts with quarterly sales forecasts to ensure Epiq Scripts has enough packaging materials on hand to cover a 90 day period. We agreed to pay for all direct shipping, delivery and related courier costs and to provide Epiq Scripts with direct access to any online accounts to access and generate shipping labels for the fulfillment and delivery of our products.

F-23

The SOW has a term through December 31, 2025, automatically renewable thereafter for successive one-year terms unless either party terminates the agreement at least 90 days before renewal thereof and the SOW is subject to the same termination rights of the parties as set forth in the Master Services Agreement.

Pursuant to the SOW, we agreed to pay Epiq Scripts certain fixed rate fees for prescription fulfillment, processing and packaging (per prescription) and drug compounding (per pill), provided the per pill rate is reduced upon us exceeding 3,500 product packages per month.

Under the Master Services Agreement, we are solely responsible for billing and collecting funds from our customers and Epiq Scripts is paid out of funds that we actually collect.

We paid Epiq Scripts a total of $60,000 upon our entry into the Master Services Agreement, comprising $45,000 as a one-time non-refundable technology systems setup and implementation fee and $15,000 as an upfront retainer to be credited future products sales.

The Master Services Agreement has a term of five years, automatically renewable to additional one-year terms thereafter unless either party provides the other notice of termination at least 90 days prior to the date of automatic renewal. The Master Services Agreement can be terminated upon breach of the agreement by the other party, subject to a 90-day cure right; if a party enters into bankruptcy or fails to pay its debts as they become due; or if Epiq Scripts becomes unable to perform the services covered by the Master Services Agreement and any statements of work associated therewith.

On September 6, 2022, we entered into a Consulting Agreement with PHX Global, LLC (“PHX”), which entity is owned and controlled by Peter “Casey” Jensen, who is a member of the Board of Directors of American International. Pursuant to the Consulting Agreement, PHX agreed to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued PHX 50,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to PHX in the Resale Prospectus, which shares of common stock are included therein.

On September 6, 2022, we entered into a Consulting Agreement with Ezekiel Elliott, currently a professional football player, and the running back for the Dallas Cowboys (“Elliott”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Elliott 100,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to register the shares of common stock that Elliot received in connection with the Consulting Agreement.

On September 15, 2022, we entered into a Consulting Agreement with David Sandler (“Sandler”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 6 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Sandler 10,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Sandler in the Resale Prospectus, which shares of common stock are included therein.

On September 15, 2022, we entered into a Consulting Agreement with Hsiaoching Chou (“Chou”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 6 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Chou 5,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Chou in the Resale Prospectus, which shares of common stock are included therein.

F-24

On September 22, 2022, we entered into a service agreement with Greentree Financial Group, Inc. (“Greentree” and the “Service Agreement”). Pursuant to the Service Agreement, Greentree agreed to perform the following services: (a) bookkeeping services for the Company for the period from October 1, 2022 through June 30, 2023; (b) advice and assistance to the Company in connection with the conversion of its financial reporting systems, including its projected financial statements, to a format that is consistent with United States Generally Accepted Accounting Principles (“US GAAP”); (c) assistance to the Company with compliance filings for the quarters ended September 30, 2022, March 31, 2023, June 30, 2023 and the year ended December 31, 2022, including the consolidation structure and entries as well as assistance with US GAAP footnotes; (d) reviewing, and providing advice to the Company on, all documents and accounting systems relating to its finances and transactions, with the purpose of bringing such documents and systems into compliance with US GAAP or disclosures required by the SEC; and (e) providing necessary consulting services and support as a liaison for the Company to third party service providers, including coordination amongst the Company and its attorneys, CPAs and transfer agent.

The Company agreed to issue Greentree 100,000 shares of the Company’s restricted common stock upon the parties’ entry into the agreement, and to pay Greentree $50,000 in cash, payable as follows (a) $12,500 on or before September 30, 2022; (b) $12,500 on or before December 31, 2022; (c) $12,500 or before March 31, 2023; and (d) $12,500 on or before June 30, 2023. We also agreed to include the 100,000 shares of common stock issued to Greentree in the Resale Prospectus, which shares of common stock are included therein, and to reimburse Greentree for its reasonable out-of-pocket expenses incurred in connection with Greentree’s activities under the agreement, including the reasonable fees and travel expenses for the meetings on behalf of the Company. The Service Agreement continues in effect through August 14, 2023; provided that in the event the Company terminates the agreement prior to the end of the Term, the entire cash fee due during the term of the Service Agreement is immediate due and payable. The Service Agreement includes customary indemnification obligations requiring the Company to indemnify Greentree and its affiliates with regard to certain matters.

During August and September 2022, the Company undertook a private placement of units to accredited investors, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a price of $1.00 per unit. The warrants have a five-year term (from each closing date that units were sold) and an exercise price of $1.00 per share. If at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for the resale of the shares of common stock issuable upon exercise the warrants, the holder of the warrants may elect a cashless exercise of the warrants. Boustead Securities, LLC served as the placement agent in connection with the private placement (the “Placement Agent”). In total, we sold an aggregate of 1,500,500 units for $1,500,500 to 19 accredited investors between August 16, 2022 and September 20, 2022.

In connection with the private placement, we paid the Placement Agent a success fee of 7% of the gross purchase price of the units sold in the private placement, which amounted to $105,035, and a 1% non-accountable expense allowance, which amounted to $15,005. Additionally, we granted the Placement Agent warrants to purchase 7% of the number of shares and warrants sold in the offering, totaling warrants to purchase 210,070 shares of common stock, with an exercise price of $1.00 per share, the shares of common stock issuable upon exercise of which warrants are being registered in the Resale Prospectus. The warrants granted to the Placement Agent have cashless exercise rights (regardless of whether the shares underlying such warrants are registered) and a term of five years from their original grant date (a total of 56,000 warrants were granted to the Placement Agent on August 16, 2022; a total of 51,870 warrants were granted to the Placement Agent on September 9, 2022 and a total of 102,200 warrants were granted to the Placement Agent on September 21, 2022).

F-25

$

Mangoceuticals, Inc.

Shares of common stock at $[●] per share

PROSPECTUS

Underwriter

Boustead Securities, LLC

__________, 2022

Through and including           ,2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

[Alternate Page for Resale Prospectus]

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER [●], 2022

Mangoceuticals, Inc.

4,726,070 Shares of Common Stock

This prospectus relates to 4,726,070 shares of common stock, par value $0.0001 per share, of Mangoceuticals, Inc. that may be sold from time to time by the selling shareholders named in this prospectus.

We will not receive any proceeds from the sales of outstanding common stock by the selling shareholders.

Currently, no public market exists for our common stock. We plan to apply to list our common stock on The Nasdaq Capital Market, or NASDAQ, under the symbol “[●].” There can be no assurance that we will be able to meet NASDAQ’s initial listing requirements or that we will otherwise be approved for listing.

After completion of our initial public offering, Cohen Enterprises, Inc., our largest single shareholder, controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, will continue to own approximately __% of our outstanding common stock. We are a “controlled company” as defined under Nasdaq Marketplace Rules and are eligible for certain exemptions from these rules, though we do not intend to rely on any such exemptions. See “Risk Factors – Jacob D. Cohen, our Chairman and Chief Executive Officer, beneficially owns greater than 50% of our outstanding common stock” for more information.

The selling shareholders may offer and sell the common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales will occur at a fixed price of $[●] per share until our common stock is quoted on the OTCQB or OTCQX marketplace maintained by OTC Markets, Inc., or listed on a national securities exchange. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling shareholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. Any participating broker-dealers and any selling shareholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933, as amended. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

At the same time as the offering set forth in this prospectus (the “Resale Prospectus”), we have completed a public offering of 1,000,000 shares of common stock through a separate prospectus (the “Public Offering Prospectus”) through the underwriters named on the cover page of the Public Offering Prospectus, each of which prospectuses were filed as part of the same registration statement of which this prospectus forms a part.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth under “Risk Factors,” beginning on page 11 of this prospectus before you make your decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2022.

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[Alternate Page for Resale Prospectus]

The Offering

Common stock offered by the selling shareholders:	This prospectus relates to 4,726,070 shares of common stock that may be sold from time to time by the selling shareholders named in this prospectus.

Shares outstanding prior to this offering:	12,015,500 shares of common stock.

Shares outstanding after this offering:	[●] shares of common stock[1].

Use of proceeds:

We will not receive any proceeds from the sales of outstanding common stock by the selling shareholders. However, to the extent that certain warrants, the common stock issuable upon exercise thereof which are registered in the registration statement of which this prospectus is a part, are exercised for cash, we will receive the payment of the exercise price in connection with such exercise (see also “Use of Proceeds,” below).

Risk factors:

Investing in our securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” below.

Trading market and symbol:	We intend to apply to list our common stock on The Nasdaq Capital Market under the symbol “[●].” There can be no assurance that we will be able to meet Nasdaq’s initial listing requirements or that we will otherwise be approved for listing.

1 Assumes the cash exercise of all warrants, shares of common stock issuable upon exercise of which are registered in this prospectus, the issuance of all shares of common stock registered in the registration statement, of which this prospectus forms a part and the sale of all shares of common stock pursuant to the Public Offering Prospectus (but no exercise of the underwriters’ overallotment option in connection therewith).

In this prospectus, unless otherwise indicated, the number of shares of our common stock and other capital stock, and the other information based thereon, is as of September 22, 2022 and excludes:

●	shares of common stock issuable upon exercise of warrants to purchase 1,710,570 shares of our common stock at an exercise price of $1.00 per share (including shares of common stock issuable upon exercise of the warrants which are registered herein);

●	shares of common stock issuable upon exercise of options to purchase 1,250,000 shares of our common stock at an exercise price of $1.10 per share; and

●	no further awards under the Company’s 2022 Equity Incentive Plan, of which 2,250,000 shares currently remain available for future awards under such plan.

Additionally, unless otherwise stated, all information in this prospectus:

●	reflects all currency in United States dollars.

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[Alternate Page for Resale Prospectus]

PRIVATE PLACEMENT OFFERING

During August and September 2022, the Company completed a $250,000 or none, minimum private placement of units to accredited investors, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a price of $1.00 per unit. The warrants have a five-year term (from each closing date that units were sold, which units were sold in rolling offerings) and an exercise price of $1.00 per share. If at any time after the six month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for the resale of the shares of common stock issuable upon exercise the warrants, the holder of the warrants may elect a cashless exercise of the warrants.

Boustead Securities, LLC (“Boustead”), served as the placement agent in connection with the offering (the “Placement Agent”). In total we sold an aggregate of 1,500,500 units for $1,500,500 to 19 accredited investors between August 16, 2022 and September 20, 2022.

We paid Boustead a success fee of 7% of the gross purchase price of the units sold in the offering discussed above $105,035 and a 1% non-accountable expense allowance $14,705. Additionally, we granted Boustead warrants to purchase 7% of the number of shares and warrants sold in the offering, totaling warrants to purchase 210,070 shares of common stock, with an exercise price of $1.00 per share, the shares of common stock issuable upon exercise of which warrants are being registered in the Resale Prospectus. The warrants granted to Boustead have cashless exercise rights (regardless of whether the shares underlying such warrants are registered) and a term of five years from their original grant date (a total of 56,000 warrants were granted to Boustead on August 16, 2022; a total of 51,870 warrants were granted to Boustead on September 9, 2022 and a total of 102,200 warrants were granted to Boustead on September 21, 2022).

Under the Company’s engagement letter with Boustead, dated June 21, 2022 (the “Engagement Letter”), Boustead has been engaged as our exclusive financial advisor for the 12-month term of the Engagement Letter.

The Company has agreed to indemnify Boustead, as placement agent, for certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments that Boustead, as Placement Agent, may be required to make in respect thereof.

Investors in the private placement were provided piggy-back registration rights (with customary underwriter cutbacks) for a period of five years after the closing of the private placement offering, in connection with the shares and shares of common stock issuable upon exercise of the warrants, which shares and shares underlying the warrants are included in the registration statement of which this prospectus forms a part.

We agreed to pay all fees and expenses related to the registration statement of which this prospectus is a part, but the investors are required to pay any and all underwriting commissions and the expenses of any legal counsel selected by the investors to represent them in connection with the sale of the securities.

Each investor agreed to comply with all prospectus delivery requirements of the Securities Act as applicable in connection with sales of any securities pursuant to this prospectus.

The warrants contain provisions limiting each holder’s ability to exercise any portion of its individual warrant if such conversion would cause the holder’s (or any affiliate of any such holder’s) holdings in the Company to exceed 4.999% of the Company’s issued and outstanding shares of common stock, which percentage may be increased to up to 9.999% with 61 days prior written notice to the Company.

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[Alternate Page for Resale Prospectus]

USE OF PROCEEDS

We are registering the shares of common stock for the benefit of the selling shareholders. We are not selling any securities under this prospectus and we will not receive any of the proceeds from the sale or other disposition by the selling shareholders or their transferees of the shares of common stock covered hereby. However, to the extent that the warrants are exercised for cash, we will receive up to $1,710,570 (assuming a cash exercise of all such warrants, which each contain cashless exercise rights) which amount we plan to use for product development, marketing and advertising, working capital and general corporate purposes. However, the timing and manner of use of the net proceeds may vary, depending on the amount of actual proceeds received from the exercise of the warrants, if any, the timing of the receipt of such proceeds, our rate of growth and other factors.

We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares.

See “Selling Shareholders” and “Plan of Distribution” described below.

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[Alternate Page for Resale Prospectus]

SELLING SHAREHOLDERS

This prospectus covers the resale from time to time by the selling shareholders identified in the table below of up to 4,726,070 shares of common stock through this prospectus, including up to 1,710,570 shares of common stock issuable upon exercise of outstanding warrants, each described in greater detail above under “Private Placement Offering.”

We are registering the shares to permit the selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest to, from time to time, sell any or all of the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions when and as they deem appropriate in the manner described in “Plan of Distribution.” As of the date of this prospectus, there are 12,015,500 shares of our common stock issued and outstanding.

The following table sets forth, as of the date of this prospectus, the name of each selling shareholder, the number and percentage of shares of our common stock beneficially owned by each selling shareholder prior to the offering for resale of the shares under this prospectus, the number of shares of our common stock beneficially owned by each selling shareholder that may be offered from time to time under this prospectus, and the number and percentage of shares of our common stock beneficially owned by the selling shareholder after the offering of the shares (assuming all of the offered shares are sold by the selling shareholder). The selling shareholders can offer all, some or none of their shares of common stock, and thus we have no way of determining the number of shares of common stock each selling shareholder will hold after this offering.

There are no agreements between the Company and any selling shareholder pursuant to which the shares subject to this registration statement were issued except as discussed above under “Private Placement Offering.” None of the selling shareholders has ever been an executive officer or director of the Company or has had a material relationship with us at any time within the past three years unless disclosed in the footnotes below. None of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer, except as discussed in the footnotes below.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

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	Number of Shares of Common Stock Beneficially Owned Prior to this Offering (1)			Number of Shares of Common Stock Being	Beneficial Ownership of Common Stock After Registration Assuming All Shares Are Sold (#)
Name of Selling Shareholder	Number	Percentage		Offered	Number	Percentage
Basestones, Inc. (a)(2)	200,000	1.7%		200,000	—	—
Boustead Securities, LLC (b)(3)	210,070	1.7%		210,070	—	—
Chris Etherington (2)	50,000	*		50,000	—	—
Damien and Danielle Van der Putten JTWRS (2)	121,000	1.0%		121,000	—	—
David Sandler (4)	10,000	*		10,000	—	—
Eternal Horizon International (c)(2)	200,000	1.7%		200,000	—	—
Eugene Myers (2)	300,000	2.5%		300,000	—	—
Ezekiel Elliott (4)	100,000	*		100,000	—	—
Frank Salzano (2)	50,000	*		50,000	—	—
Frenkel & Frenkel LLC (d)(2)	900,000	4.999	% (6)	900,000	—	—
Global Prestige Development Group, Inc. (e)(2)	200,000	1.7%		200,000	—	—
Greentree Financial Group, Inc. (f)(7)	300,000	2.5%		300,000	—	—
Hsiaoching Chou (4)	5,000	*		5,000	—	—
Isaak Cohen (g)(5)	360,000	3.0%		360,000	—	—
Jason Pryor (2)	20,000	*		20,000	—	—
John Christopher Lee (2)	60,000	*		60,000	—	—
Mark Olivier (2)	50,000	*		50,000	—	—
Mile High Holdings, Inc. (h)(5)	100,000	*		100,000	—	—
Nicolas Keros and Alena Zdorovchenko JTWRS (2)	50,000	*		50,000	—	—
Oleta Investments, LLC (i)(2)	200,000	1.7%		200,000	—	—
Peter Casey Jensen (j)(2)	50,000	*		50,000	—	—
PHX Global, LLC (j)(4)	50,000	*		50,000	—	—
PubCo, LLC (k)(5)	40,000	*		40,000	—	—
Raffi Sahul (2)	50,000	*		50,000	—	—
Scott Frenkel (5)	250,000	2.1%		250,000	—	—
Tatiana Taleb (2)	50,000	*		50,000	—	—
The Loev Law Firm, PC (l)(4)	250,000	2.1%		250,000	—	—
Varkes Churukian (2)	50,000	*		50,000	—	—
Victory Advisors Limited (m)(5)	250,000	2.1%		250,000	—	—
Wing Kai Lam (2)	200,000	1.7%		200,000	—	—
				4,726,070

* Less than one percent (1%).

# Assumes the sale of all shares offered herein.

(1) “Beneficial ownership” means that a person, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. The percentage is based upon 12,015,500 shares of our common stock outstanding as of September 22, 2022.

(2) Such number of securities represents an equal number of shares of common stock currently outstanding and shares of common stock issuable upon exercise of outstanding warrants held by the selling shareholder, with an exercise price of $1.00 per share, which were purchased in the Company’s August/September 2022 private offering (see “Private Placement Offering” above).

(3) Represents shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock of the Company issued as consideration for serving as placement agent in connection with the Company’s August/September 2022 private offering (see “Private Placement Offering” above).

(4) Represents shares of common stock issued in consideration for services rendered.

(5) Represents shares of common stock transferred to the selling shareholder in a private transaction from our Chairman and Chief Executive Officer, Jacob D. Cohen.

(6) Each of the warrants sold in our August/September 2022 private offering (see “Private Placement Offering” above) contain provisions limiting each holder’s ability to exercise any portion of its individual warrant if such conversion would cause the holder’s (or any affiliate of any such holder’s) holdings in the Company to exceed 4.999% of the Company’s issued and outstanding shares of common stock, which percentage may be increased to up to 9.999% with 61 days prior written notice to the Company. As such, the holder is prohibited from exercising any portion of the warrants which would result in such holder’s (or any affiliate of any such holder’s) beneficial ownership of the Company’s common stock exceeding 4.999%.

(7) Represents 100,000 shares of common stock and warrants to purchase 100,000 shares of common sold in our August/September 2022 private offering (see “Private Placement Offering” above) and 100,000 shares of common stock issued pursuant to the Service Agreement (see “Business—Material Agreements— Consulting Agreements”, above).

((c) The beneficial owner of the securities held by Eternal Horizon International is Jie Xue, its Director.

(d) The beneficial owner of the securities held by Frenkel & Frenkel LLC is Scott Frenkel, its Chief Executive Officer.

(e) The beneficial owner of the securities held by Global Prestige Development Group, Inc. is Andres Gomez, its President.

(f) The beneficial owner of the securities held by GreenTree Financial Group, Inc., is Robert Chris Cottone, its Vice President.

(g) Isaak Cohen is the father-in-law of Jacob D. Cohen, our Chairman and Chief Executive Officer.

(h) The beneficial owner of the securities held by Mile High Holdings, Inc. is Fernando Aragon, its Chief Executive Officer and Director.

(i) The beneficial owner of the securities held by Oleta Investments, LLC is Chris Etherington, its Managing Partner.

(j) The beneficial owner of the securities held by PHX Global, LLC is Peter Casey Jensen, its Manager, who is also an individual selling shareholder.

(k) The beneficial owner of the securities held by PubCo, LLC is Jay Grdina, its Member.

(l) The beneficial owner of the securities held by The Loev Law Firm, PC is David M. Loev, the Managing Partner, President and sole owner of The Loev Law Firm, PC. Mr. Loev is the brother-in-law of Jacob D. Cohen, our Chairman and Chief Executive Officer.

(m) The beneficial owner of the securities held by Victory Advisors Limited, is Sandra Georgeson, its Director.

We may require the Selling Shareholders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus, or the related registration statement, untrue in any material respect, or that requires the changing of statements in these documents in order to make statements in those documents not misleading. We will file a post-effective amendment to this registration statement to reflect any material changes to this prospectus.

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[Alternate Page for Resale Prospectus]

PLAN OF DISTRIBUTION

Each Selling Shareholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales will occur at a fixed price of $[  ] per share until our common stock is quoted on the OTCQB or OTCQX marketplace maintained by OTC Markets, Inc., or listed on a national securities exchange. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders, or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

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Upon our being notified in writing by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of our common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Shareholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Shareholder and/or the purchasers. Each Selling Shareholder has represented and warranted to us that it acquired the securities subject to this prospectus in the ordinary course of such Selling Shareholder’s business and, at the time of its purchase of such securities such Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each Selling Shareholder that it may not use shares registered on this prospectus to cover short sales of our common stock made prior to the date on which this prospectus shall have been declared effective by the Commission. If a Selling Shareholder uses this prospectus for any sale of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Shareholders in connection with resales of their respective shares under this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of our common stock. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

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[Alternate Page for Resale Prospectus]

LEGAL MATTERS

The validity of the common stock covered by this prospectus will be passed upon by The Loev Law Firm, PC. David M. Loev, the Managing Partner, President and sole owner of The Loev Law Firm, PC, beneficially owns less than 4% of the outstanding shares of our common stock and is the brother-in-law of Jacob D. Cohen, our Chief Executive Officer and Chairman.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of Mangoceuticals, Inc. (the “Registrant”) which are registered under this Registration Statement on Form S-1 (this “Registration Statement”), other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

The following expenses will be borne solely by the Registrant:

Amount to be Paid
SEC Registration fee	$	[____]
Financial Industry Regulatory Authority, Inc. filing fee		*
Nasdaq Listing fees		75,000.00
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent’s fees		*
Miscellaneous fees and expenses		*
Total	$	*

* To be updated by amendment.

Item 14. Indemnification of Directors and Officers.

As authorized by Chapter 8 of the Texas Business Organizations Code, we may indemnify our officers and directors (and our former officers and directors) against expenses incurred by such persons in connection with any (A) threatened, pending, or completed action or other proceeding, whether civil, criminal, administrative, arbitrative, or investigative; (B) an appeal of an action or proceeding described by (A); and (C) an inquiry or investigation that could lead to an action or proceeding described by (A), involving such persons in their capacities as officers and directors, if it is determined in accordance with the Texas Business Organizations Code that: (1) the person: (A) acted in good faith; (B) reasonably believed: (i) in the case of conduct in the person’s official capacity, that the person’s conduct was in the enterprise’s best interests; and (ii) in any other case, that the person’s conduct was not opposed to the enterprise’s best interests; and (C) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful; (2) with respect to expenses, the amount of expenses other than a judgment is reasonable; and (3) indemnification should be paid.

Under Texas law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at our request as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer.

Additionally, our Bylaws (“Bylaws”), state that we shall indemnify every (i) present or former director, advisory director or officer of us, (ii) any person who while serving in any of the capacities referred to in clause (i) served at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) (each an “Indemnitee”).

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Our Bylaws provide that we shall indemnify an Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which he was, is or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, if it is determined that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to us or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to us.

Except as provided above, the Bylaws provide that no indemnification shall be made in respect to any proceeding in which such Indemnitee has been (a) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s official capacity, or (b) found liable to us. The termination of any proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a) or (b) above. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall include, without limitation, all court costs and all fees and disbursements of attorneys’ fees for the Indemnitee. The indemnification provided shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

Neither our Bylaws nor our Certificate of Formation, as amended, include any specific indemnification provisions for our officers or directors against liability under the Securities Act. Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

The following is a summary of transactions by us within the past three years involving sales or our securities that were not registered under the Securities Act.

On April 6, 2022, the Company issued 1,000,000 shares of restricted common stock each (2,000,000 shares in aggregate) to Mr. Cohen and Jonathan Arango, in consideration for services rendered as the Chief Executive Officer and President and Chief Operating Officer, respectively, of the Company. The shares were valued at $0.10 per share or a total of $100,000.

On April 6, 2022, and effective on October 7, 2021, we issued 8,000,000 shares of restricted common stock of the Company to American International Holdings Corp., of which Jacob D. Cohen, our Chief Executive Officer and Chairman is the President, Chief Executive Officer and director, in consideration for $800 or $0.0001 per share.

On June 22, 2022, we issued 250,000 shares of restricted common stock to The Loev Law Firm, PC, in consideration for services rendered to the Company. The Managing Partner of The Loev Law Firm, PC, is David M. Loev, the brother-in-law of Jacob D. Cohen, our Chief Executive Officer and Chairman.

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On September 6, 2022, we entered into a Consulting Agreement with PHX Global, LLC (“PHX”), which is owned by Peter “Casey” Jensen, who is a member of the Board of Directors of American International. Pursuant to the Consulting Agreement, PHX agreed to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued PHX 50,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to PHX in the Resale Prospectus, which shares of common stock are included therein.

On September 6, 2022, we entered into a Consulting Agreement with Ezekiel Elliott, currently a professional football player, and the running back for the Dallas Cowboys (“Elliott”) to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Elliott 100,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to register the shares issued to Elliott in the Resale Prospectus, which shares of common stock are included therein.

On September 15, 2022, we entered into a Consulting Agreement with David Sandler (“Sandler”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Sandler 10,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Sandler in the Resale Prospectus, which shares of common stock are included therein.

On September 15, 2022, we entered into a Consulting Agreement with Hsiaoching Chou (“Chou”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Chou 5,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Chou in the Resale Prospectus, which shares of common stock are included therein.

On September 22, 2022, we entered into a service agreement with Greentree Financial Group, Inc. Pursuant to the Service Agreement, Greentree agreed to perform various following services. The Company agreed to issue Greentree 100,000 shares of the Company’s restricted common stock upon the parties’ entry into the agreement, and to pay Greentree $50,000 in cash. We also agreed to include the 100,000 shares of common stock issued to Greentree in the Resale Prospectus, which shares of common stock are included therein.

From August to September 2022, we sold an aggregate of 1,500,500 units, each consisting of one share of our common stock and one warrant to purchase one share of common stock with an exercise price of $1.00 per share, for $1.00 per unit, or 1,500,500 in aggregate in a private placement, made solely to accredited investors. Boustead Securities, LLC served as placement agent for the offering. As additional consideration for serving as Placement Agent, we granted Boustead warrants to purchase 210,070 shares of common stock, representing 7% of the number of shares and warrants sold in the private placement with an exercise price equal to $1.00 per share.

The use of proceeds associated with the above listed sales of unregistered securities was for general working capital purposes.

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The issuances and grants described above were exempt from registration pursuant to Section 4(a)(2), and/or Rule 506 of Regulation D of the Securities Act, since the foregoing issuances and grants did not involve a public offering, the recipients took the securities for investment and not resale, we took take appropriate measures to restrict transfer, and the recipients were (a) “accredited investors”; (b) had access to similar documentation and information as would be required in a Registration Statement under the Securities Act; and/or (c) were officers or directors of the Company. The securities are subject to transfer restrictions, and the certificates evidencing the securities contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. The securities were not registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: Exhibits Pursuant to Item 601 of Regulation S-K:

Exhibit	Description of Exhibit
Number
1.1*	Form of Underwriting Agreement
3.1†	Certificate of Formation of Mangoceuticals, Inc., filed with the Secretary of State of Texas on October 7, 2021
3.2†	Certificate of Amendment to Certificate of Formation of Mangoceuticals, Inc., filed with the Secretary of State of Texas on April 15, 2022
3.3†	Bylaws of Mangoceuticals, Inc.
4.1*	Specimen Common Stock Certificate
4.2*	Form of Representative’s Warrant
4.4*	Form of Common Stock Purchase Warrant (Investors - August-September 2022 Private Placement)
4.4*	Form of Warrant to Purchase Common Stock (Placement Agent – August-September 2022 Private Placement)
5.1*	Opinion and consent of The Loev Law Firm, PC re: the legality of the securities being registered
10.1*	Stock Purchase Agreement between American International Holdings Corp. and Cohen Enterprises, Inc., dated June 16, 2022
10.2*	Form of Subscription Agreement (August-September 2022 Private Placement)
10.5*£	Physician Services Agreement dated August 1, 2022, between Mangoceuticals, Inc. and BrighterMD, LLC dba Doctegrity
10.6*£	Master Services Agreement and Statement of Work dated September 1, 2022, and effective August 31, 2022, between Epiq Scripts, LLC and Mangoceuticals, Inc.
10.7*#	Executive Employment Agreement dated August 31, 2022, between Mangoceuticals, Inc. and Jacob D. Cohen
10.8*#	Executive Employment Agreement dated August 31, 2022, between Mangoceuticals, Inc. and Jonathan Arango
10.9*#	Mangoceuticals, Inc. 2022 Equity Incentive Plan
10.10*#	Stock Option Agreement dated August 31, 2022 between Mangoceuticals, Inc. and Jacob D. Cohen (750,000 option shares)
10.11*#	Stock Option Agreement dated August 31, 2022 between Mangoceuticals, Inc. and Jonathan Arango (500,000 option shares)
10.12*#	Consulting Agreement dated September 6, 2022, between Mangoceuticals, Inc. and PHX Global, LLC
10.13*#	Consulting Agreement dated September 6, 2022, between Mangoceuticals, Inc. and Ezekiel Elliott
10.14*#	Consulting Agreement dated September 15, 2022, between Mangoceuticals, Inc. and David Sandler

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10.15*#	Consulting Agreement dated September 15, 2022, between Mangoceuticals, Inc. and Hsiaoching Chou
10.16*#	Service Agreement dated September 22, 2022, by and between Mangoceuticals, Inc. and Greentree Financial Group, Inc.
14.1*	Code of Business Conduct and Ethics
23.1*	Consent of M&K CPAS, PLLC
23.2*	Consent of The Loev Law Firm, PC (included in Exhibit 5.1)
24.1†	Power of Attorney (included on the signature page to this Registration Statement)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
99.2*	Whistleblower Protection Policy
107	Filing Fee Table

† Filed herewith.

* To be filed by amendment.

# Indicates management contract or compensatory plan or arrangement.

£ Certain portions of these Exhibits have been omitted in accordance with Regulation S-K Item 601 because they are both (i) not material to investors and (ii) the type of information that the Registrant customarily and actually treats as private or confidential, and have been marked with ‘‘[***]’’ to indicate where omissions have been made. The Registrant agrees to furnish supplementally an unredacted copy of the Exhibit to the SEC upon its request.

(b) Financial Statement Schedule.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(7) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas on the ________ day of ___________ 2022.

MANGOCEUTICALS, INC.

By:
Name:	Jacob D. Cohen
Title:	Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jacob D. Cohen, with full power of substitution, as his or her, true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

	Chairman, Chief Executive Officer and Director	________________, 2022
Jacob D. Cohen	(Principal Executive, Financial and Accounting Officer)

	President, Chief Operating Officer and Director	________________, 2022
Jonathan Arango

	Director	________________, 2022

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